As filed with the Securities and Exchange Commission on January 30, 2013

Registration No. 333-184299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KALOBIOS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	77-0557236
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

260 East Grand Avenue

South San Francisco, CA 94080

(650) 243–3100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Pritchard

Chief Executive Officer

KaloBios Pharmaceuticals, Inc.

260 East Grand Avenue

South San Francisco, CA 94080

(650) 243–3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bennett L. Yee, Esq. David T. Young, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Alan C. Mendelson, Esq. Patrick A. Pohlen, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $0.001 par value per share	9,487,500	$9.00	$85,387,500	$11,647

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.
(3)	A registration fee in the amount of $8,455 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED JANUARY 30, 2013

8,250,000 Shares

Common Stock

KaloBios Pharmaceuticals, Inc. is offering 8,250,000 shares of common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $8.00 and $9.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “KBIO,” subject to official notice of issuance.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of up to 30 days to purchase up to 1,237,500 additional shares of common stock to cover over-allotments.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2013.

Leerink Swann
Sole Book-Running Manager

William Blair
Lead Manager

Needham & Company
Co-Manager

The date of this prospectus is                     , 2013.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness.

KaloBios Pharmaceuticals, KaloBios, and Humaneered® are our registered trademarks. Any other trademarks appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, especially the risks set forth under the heading “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. References in this prospectus to “KaloBios,” “our company,” “we,” “us” and “our” and other similar references refer to KaloBios Pharmaceuticals, Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise.

KALOBIOS PHARMACEUTICALS, INC.

Overview

We are a biopharmaceutical company focused on the development of monoclonal antibody therapeutics for diseases that represent a significant burden to society and to patients and their families. Using our proprietary and patented Humaneered® antibody technology, we have produced a portfolio of patient-targeted, first-in-class, antibodies to treat serious medical conditions with a primary clinical focus on respiratory diseases and cancer. By focusing on disease-specific targets and patient selection criteria in developing these drugs, we aim to provide patients with medicines that are safe and effective and offer innovative approaches compared to current treatments. We believe that antibodies produced with our Humaneered® technology offer important clinical and economic advantages over antibodies generated by other methods, including enhanced binding activity to target epitopes and minimal immunogenicity (undesired immune response), making our antibodies potentially more suitable for chronic treatment. We seek to identify and develop products that may treat multiple indications through proof-of-concept studies, and then secure development partnerships with large pharmaceutical and biotechnology companies who will further develop and commercialize our products while we retain rights in specialty or orphan indications. We have partnered with Sanofi Pasteur (Sanofi), the vaccines division of the Sanofi Group, to develop, manufacture, and commercialize KB001-A, one of our lead antibodies, for all human diseases and conditions caused by Pseudomonas aeruginosa (Pa).

We currently have three monoclonal antibodies at the clinical development stage (Figure 1). For each program, we have created a Humaneered® antibody from a mouse or chimeric (mouse-human) antibody, and customized the development candidate for specific applications:

•

Our first antibody, KB001-A (a Humaneered®, recombinant, PEGylated, anti-PcrV of Pseudomonas Fab’ antibody), is in a Phase 2 clinical trial, conducted by us, in cystic fibrosis (CF) patients with chronic Pa lung colonization. Clinical data are expected by mid-2014. Our partner, Sanofi, has an option to assume primary responsibility for developing and promoting KB001-A for Pa in CF or bronchiectasis patients after the completion of this Phase 2 clinical trial. As part of Sanofi’s clinical development plan for ventilator associated pneumonia (VAP) caused by Pa (Pa VAP), Sanofi is conducting a Phase 1 clinical study in healthy volunteers to evaluate higher doses than those that we previously tested. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A in the prevention of Pa VAP.

•

Our second antibody, KB003 (a Humaneered®, recombinant, anti-granulocyte macrophage colony-stimulating factor (anti-GM-CSF) monoclonal antibody), is in a Phase 2 clinical trial in severe asthma patients inadequately controlled by corticosteroids. We plan to report data from this trial by early 2014.

•

Our third antibody, KB004 (a Humaneered®, recombinant anti-EphA3 receptor tyrosine kinase monoclonal antibody), is in the dose escalation portion of a Phase 1 clinical trial in patients with hematologic malignancies.

Clinical trials in Pa VAP and CF patients infected with Pa were completed with a precursor molecule, KB001, that showed activity in Phase 1/2 clinical studies with a single dose for both indications. KB001-A differs from KB001 by a single amino acid substitution per chain. This amino acid change is not within the antigen binding site and does not affect antigen binding. The change has been made to facilitate the PEGylation step of the production process. Similarly, KB002, the chimeric precursor molecule to KB003, showed activity with a single dose in a Phase 1/2 clinical study in persistent asthma and in a Phase 1 clinical study in rheumatoid arthritis (RA). KB003 targets the same binding site as KB002 and has been shown to be functionally similar and generally safe in our early clinical trials. In this prospectus, we refer to Phase 1b and Phase 2a trials collectively as Phase 1/2 trials.

We take a patient-targeted approach with each of our antibody programs by developing or utilizing an existing screen or diagnostic method that we believe may identify those individuals most likely to benefit from our therapies. We believe this targeted approach could result in an enhanced treatment benefit, reduce the overall risk associated with clinical development, enable our trials to be conducted with a smaller number of patients, and ultimately provide therapies that are more effective than current treatments. Collectively, our Humaneered® antibodies have been tested clinically in over 90 patients with no evidence of immunogenicity.

Figure 1

KaloBios Patient-Targeted Product Candidates

Program	Status	Expected Next Step(s)	Screen	Responsible Party
KB001-A (Anti-PcrV of Pa)

Prevention of Pa VAP	Phase 1/2 complete with KB001; high dose Phase 1 with KB001-A ongoing	Sanofi to initiate Phase 2b post-CMC development in late 2014	Pa colonization	Sanofi

CF Patients Infected with Pa	Phase 1/2 complete with KB001; Phase 2 with KB001-A ongoing	Phase 2 data expected by mid-2014	Pa infection	KaloBios subject to Sanofi option
KB003 (Anti-GM-CSF)

Severe Asthma	Phase 1/2 complete with KB002; Phase 2 with KB003 ongoing	Phase 2 data expected by early 2014	Reversibility	KaloBios
KB004 (Anti-EphA3)

Hematologic Malignancies	Phase 1 ongoing	Initiate expansion phase in third quarter of 2013	EphA3 expression	KaloBios

The growth of recombinant biologic therapeutic drugs over the last 20 years has had a dramatic impact on many areas of medicine, including infectious, inflammatory, autoimmune, and respiratory diseases, as well as hematology and oncology. The efficacy and safety of such biologic drugs have driven impressive market growth, with worldwide sales in 2011 of $140 billion according to data from the IMS Institute for Healthcare Informatics. Data from EvaluatePharma, an industry research firm, indicate that therapeutic monoclonal antibody products represent approximately 35% of the biopharmaceuticals market with 2011 global sales of greater than $48 billion and expected 2018 global sales approaching $75 billion. At least 30 antibody products have been approved by the U.S. Food and Drug Administration (FDA) and international regulatory authorities, and more than 300 monoclonal antibodies are in various stages of clinical development. According to a 2010 statistical analysis by Tufts University, antibody products have shown a 2.5 times higher probability of successful clinical development as compared to small-molecule drugs.

While antibody therapeutics have been highly successful, current approaches to developing antibodies have faced challenges. These challenges include immunogenicity concerns and activity levels based on target epitope selection, which can affect the antibody product’s safety and efficacy profile, particularly in treating chronic illnesses. Our Humaneered® technology platform is designed to produce optimized antibodies by selecting targets specific to diseased cells, improving antibody affinity for such targets, reducing immunogenicity of such antibodies, and addressing downstream processing issues such as antibody solubility, expression, stability, and aggregation.

Our Product Candidates

KB001-A in Development for the Prevention and Treatment of Pa VAP and Pa Infection in CF Patients

KB001-A is in development for the prevention and treatment of infections caused by Pa, a gram-negative bacteria that can cause pneumonia in mechanically ventilated patients and chronic respiratory infections in individuals with CF. Both of these indications represent a significant market opportunity for KB001-A. Mechanical ventilation is the fifth most common procedure in the United States and patients with Pa VAP have a high mortality rate, with greater hospital utilization costs than mechanically ventilated patients without pneumonia. In individuals with CF, chronic pulmonary infection by Pa is a leading contributor to respiratory deterioration that ultimately leads to respiratory failure and death.

The only currently approved treatments for Pa infections are antibiotics, and while antibiotics may be effective, mortality and morbidity remain high due to Pa antibiotic resistance. Unlike antibiotics that attack and kill Pa, KB001-A is designed to neutralize Pa pathogenicity allowing the body’s natural immune system to kill and clear the bacteria. As a result, we believe this novel approach to preventing and treating Pa infections is not subject to the drug resistance mechanisms that affect antibiotics. KB001-A is being developed for hospitalized patients on mechanical ventilation susceptible to Pa (>48 hours on mechanical ventilation) as a single intravenous dose of KB001-A to prevent Pa VAP, as well as for CF patients infected with Pa as a subcutaneous dose of KB001-A suitable for chronic use.

We recently initiated a 180 patient, 16-week, randomized, placebo-controlled, repeat-dose, intravenous Phase 2 clinical trial for the treatment of Pa in CF patients with chronic Pa infections, to investigate the efficacy and safety of intravenous KB001-A, with data expected by mid-2014. The primary endpoint will be time to need for antibiotics to treat worsening of respiratory tract signs and symptoms, with secondary endpoints of changes in inflammatory markers, respiratory symptoms, subject-reported outcomes, changes in Forced Expiratory Volume in 1 second (FEV1, a measure of lung function), pharmacokinetics (PK), safety, and tolerability. We plan to use this trial to support pivotal trials of a subcutaneous formulation of KB001-A. We believe that a subcutaneous formulation will be commercially more attractive and convenient for the patient in the chronic setting. We anticipate that two Phase 3 trials as well as a subcutaneous bridging study will be required for registration of KB001-A in Pa-infected CF patients. We expect that the pivotal program would be dose ranging in nature and designed to support the approval of subcutaneous KB001-A for the management of respiratory Pa infection, either as a monotherapy or in combination with inhaled antibiotics. We anticipate that exacerbation will be the primary endpoint for these studies; however, the design of these studies is dependent on discussions with the FDA and other regulatory authorities.

Our Partnership with Sanofi

In January 2010, we entered into an agreement with Sanofi pursuant to which we granted to Sanofi an exclusive worldwide license to develop, manufacture, and commercialize antibodies directed against the PcrV protein of Pa (including KB001-A) for all indications. As part of this agreement, we have retained responsibility for developing and promoting the product for the diagnosis, treatment, and/or prevention of Pa in patients with CF or bronchiectasis. Subject to the terms of the agreement, Sanofi has an option to assume primary responsibility for developing and promoting KB001-A for Pa infection in CF or bronchiectasis patients upon the completion of our Phase 2 clinical trial.

Sanofi is continuing the development of KB001-A in Pa VAP with a Phase 1 intravenous pharmacokinetic and safety clinical trial in healthy volunteers to evaluate dose levels higher than previously studied in KB001. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A in the prevention of Pa VAP. Because Sanofi has exclusive rights for the development of KB001-A for the prevention of Pa VAP, we do not have control over the conduct or timing of the studies, nor the regulatory strategy, for this indication.

KB003 in Development for Treatment of Severe Asthma

We are developing our second antibody, KB003, for the treatment of severe asthma inadequately controlled by corticosteroids, an indication that currently has limited treatment options. We are targeting the severe asthma population, which represents approximately 5% to 10% of the total asthma population of approximately 300 million people worldwide. Severe asthma is associated with more frequent exacerbations than mild to moderate asthma and is responsible for approximately 50% of the economic costs associated with asthma. In addition, KB003 may provide a clinical and commercial advantage by treating the two forms of asthma: allergic and non-allergic.

In August 2012, we initiated a 150 patient, randomized, double-blind, placebo-controlled, monthly-dose, intravenous Phase 2 clinical trial in adults with severe asthma inadequately controlled by corticosteroids. Subjects are being pre-screened for “reversibility”, or a demonstrated FEV1 bronchodilator response of ≥12% from baseline, as this patient segment showed a positive trend in responding to our precursor antibody in our Phase 1/2 clinical study in persistent asthma. The primary endpoint will be change in FEV1. Secondary endpoints include exacerbation, effect on asthma control, asthma symptoms, use of rescue therapy, and safety. We anticipate fully enrolling subjects in this trial in the third quarter of 2013 and reporting data by early 2014. We plan to conduct a bridging study to switch from an intravenous formulation to a subcutaneous formulation in parallel with our Phase 2 clinical study. We believe that a subcutaneous formulation will be commercially more attractive and convenient for the patient. After successful completion of these studies, we plan to conduct two Phase 2/3 trials with the subcutaneous formulation of KB003 that will be designed to support regulatory approval for the treatment of severe asthma inadequately controlled by corticosteroids. We expect these studies to be dose-ranging in design. We anticipate that exacerbation will be the primary endpoint for these studies; however, the design of these studies is dependent upon future discussions with the FDA and other regulatory authorities.

KB004 in Development for Treatment of Hematologic Malignancies

Our third antibody, KB004, is directed against EphA3 receptor tyrosine kinase, an oncofetal antigen involved in the positioning of cells during fetal development and re-expressed on the surface of hematologic and solid tumor cells and the stem cell microenvironment, but not on normal cells. As a result, KB004 may have the potential to kill cancer cells and disrupt the stem cell microenvironment, providing for long-term responses while sparing normal cells. Thus, we believe KB004 represents a novel approach to treating both hematologic malignancies and solid tumors. Cancer is among the leading causes of death worldwide and the second leading cause of death in the United States. The National Institutes of Health estimates that the annual cost of medical treatment for cancer will be over $155 billion in the year 2020.

We are currently conducting the dose escalation portion of a Phase 1 clinical trial in hematologic malignancies for KB004. The study is designed to be composed of subjects with hematologic malignancies, including subjects with acute myelogenous leukemia (AML), chronic myelogenous leukemia (CML), myelodysplastic syndromes (MDS), myeloproliferative neoplasms (MPN), multiple myeloma (MM), chronic lymphocytic leukemia (CLL) or acute lymphoblastic leukemia (ALL) unresponsive to standard of care or unsuitable for such treatment, and is designed as a dose-escalation study to determine a maximum tolerated dose (MTD), and the safety and PK profile for KB004. Doses will be escalated until a MTD is determined, defined as a dose level with < 33% of subjects experiencing a dose limiting toxicity (DLT). Bleeding is typical in late-stage AML patients, and intracranial hemorrhages are the second leading cause of death in these patients. Serious bleeding events have occurred with KB004 in patients with late-stage AML. We amended the study to enroll lower-risk patients and implement a coagulation monitoring plan, and we have not had any incidences of bleeding since the study was amended, including at doses higher than those tested prior to the amendment.

We are currently in the fourth level dose cohort, and the MTD has not yet been reached. We continue to enroll patients in our dose escalation study and hope to initiate the expansion portion of this trial, which will pre-screen subjects for EphA3 expression and assess the activity of KB004, in the third quarter of 2013.

Our Technology Platform

Our Humaneered® technology platform addresses issues of therapeutic antibody engineering (e.g., specificity, affinity, immunogenicity) and equally important down-stream processing issues (e.g., antibody solubility, expression, stability, aggregation). Our Humaneered® technology is a method for converting antibodies (typically mouse) into engineered, high-affinity human antibodies designed for therapeutic use, particularly for chronic conditions. The technology is designed to produce optimized antibodies that have high specificity and high affinity for their target antigen, low propensity for aggregation, and excellent long-term stability. Because their sequences are very close to those of human germ-line antibody gene sequences, we believe Humaneered® antibodies will produce fewer immunological adverse side effects in patients than chimeric or conventionally humanized antibodies. The selection process for Humaneered® antibodies is also designed to provide high-expressing v-region portions of the antibody and high-affinity antibodies.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of first-in-class, patient-targeted, monoclonal antibody therapeutics that address serious medical needs. Key elements of our strategy are to:

•

Advance the clinical development of our lead product candidates, KB001-A for the treatment of Pa-infected patients with CF, KB003 for the treatment of severe asthma, and KB004 for the treatment of cancer;

•

Focus on indications where patient selection is guided by tests, such as clinical measures or a companion diagnostic, that we believe will prospectively indicate which patient segments are likely to respond positively to our drug, thereby potentially reducing clinical trial costs and increasing the likelihood of regulatory approval and reimbursement;

•

Enter into partnership arrangements with leading pharmaceutical and biotechnology companies while retaining rights to specialty or orphan indications, which can be addressed by a focused sales force; and

•	Collaborate with Sanofi on the clinical development and commercialization of KB001-A.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks include the following:

•	we have a limited operating history developing clinical-stage antibodies;

•	we will require substantial additional capital to develop and commercialize our product candidates;

•	our product candidates are at an early stage of development and may not be successfully developed or commercialized;

•	any of our product candidates may cause unacceptable adverse events or have other properties that may delay, limit, or prevent its regulatory approval or commercialization;

•	we depend on Sanofi for the development, manufacture, and commercialization of KB001-A for human diseases and conditions caused by Pa;

•	we, Sanofi, and any of our future collaborators are subject to regulatory approval processes that are lengthy, time consuming, and unpredictable;

•	we, Sanofi, and any of our future collaborators may not obtain approval for our product candidates from the FDA or other regulatory authorities;

•	we face substantial competition, which may result in others discovering, developing, or commercializing products before, or more successfully, than we do;

•	we may not be able to successfully develop and manufacture a subcutaneous formulation of KB001-A or KB003;

•	we have incurred significant operating losses to date and expect to continue to incur losses, and may never become profitable; and

•	it is difficult and costly to protect our intellectual property rights.

Our Corporate Information

Our principal offices are located at 260 East Grand Avenue, South San Francisco, CA, 94080, and our telephone number is (650) 243-3100. Our website address is www.kalobios.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2017 or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and if we do, the information that we provide stockholders may be different than you may receive from other public companies in which you hold equity interests.

Although we have not taken advantage of the reduced reporting burdens available to emerging growth companies, as a smaller reporting company we have taken advantage of certain reduced reporting obligations available to smaller reporting companies.

THE OFFERING

Common stock offered by us	8,250,000 Shares

Common stock to be outstanding after this offering	23,385,077 Shares

Over-allotment option of common stock offered by us	1,237,500 Shares

Use of proceeds	We intend to use the net proceeds of this offering primarily to develop and advance our product candidates through clinical trials, as well as for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not currently intend to declare dividends on shares of our common stock. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“KBIO”

The number of shares of common stock to be outstanding after this offering is based on 15,135,077 shares outstanding as of September 30, 2012, after giving effect to the conversion of our outstanding convertible preferred stock into 12,968,036 shares of common stock. The sale of our common stock in this offering within the range set forth on the cover page of this prospectus will trigger the weighted average anti-dilution provisions set forth in our amended and restated certificate of incorporation currently in effect. Assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.06, 1.10 and 1.11, respectively. If our initial public offering price is $9.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.04, 1.08 and 1.10, respectively. If our initial public offering price is $8.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.08, 1.12 and 1.13, respectively. The number of shares of common stock to be outstanding after this offering excludes:

•	1,057,468 shares issuable upon the exercise of stock options outstanding as of September 30, 2012 with a weighted average exercise price of $2.39 per share;

•	38,997 shares issuable upon the exercise of a warrant for Series B-2 convertible preferred stock outstanding as of September 30, 2012 with an exercise price of $5.13 per share;

•	2,122,035 shares reserved for issuance as of September 30, 2012 under our 2012 Equity Incentive Plan; and

•

168,469 shares reserved for issuance as of September 30, 2012 under our 2012 Employee Stock Purchase Plan, which will go into effect upon the effectiveness of the registration statement of which this prospectus is a part.

Except as otherwise indicated, all information in this prospectus reflects:

•	a 1-for-3.56147 reverse stock split effected in January 2013;

•

the automatic conversion of all outstanding shares of our convertible preferred stock into 12,968,036 shares of our common stock effective immediately prior to the completion of this offering based on an assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	the expiration of a warrant to purchase shares of Series E convertible preferred stock outstanding as of September 30, 2012;

•	the filing of our amended and restated certificate of incorporation and effectiveness of our amended and restated bylaws, which will occur in connection with the completion of this offering; and

•	no exercise by the underwriters of their option to purchase from us up to an additional 1,237,500 shares of our common stock in this offering.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million of shares of our common stock in this offering, or 1,764,705 shares at an assumed initial public offering price of $8.50 per share, the midpoint of the range set forth on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data as of, and for the periods ended on, the dates indicated. We have derived the following consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2011 and 2012 and the actual and pro forma consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
(in thousands, except share and per share information)				(unaudited)
Consolidated Statement of Operations Data:
Contract revenue	$589	$17,712	$20,255	$14,386	$6,080

Operating expenses:
Research and development	22,862	18,893	18,512	15,070	14,238
General and administrative	5,190	4,942	4,010	3,203	3,392

Total operating expenses	28,052	23,835	22,522	18,273	17,630

Loss from operations	(27,463)	(6,123)	(2,267)	(3,887)	(11,550)

Other income (expense):
Interest income, net	291	108	43	36	35
Other income (expense), net	348	915	(8)	(43)	(297)

Loss before benefit for income taxes	(26,824)	(5,100)	(2,232)	(3,894)	(11,812)
Benefit for income taxes	(19)	—	—	—	—

Net loss	$(26,805)	$(5,100)	$(2,232)	$(3,894)	$(11,812)

Basic and diluted net loss per common share (1)	$(18.89)	$(3.02)	$(1.15)	$(2.03)	$(5.71)

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
(in thousands, except share and per share information)				(unaudited)
Weighted average common shares outstanding used to calculate basic and diluted net loss per common share (1)	1,419,066	1,689,894	1,933,672	1,921,705	2,070,013

Pro forma basic and diluted net loss per common share (unaudited) (1)			$(0.17)		$(0.84)

Weighted average common shares outstanding used to calculate pro forma basic and diluted net loss per common share (unaudited) (1)			12,590,702		13,592,806

(1)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share, the unaudited pro forma basic and diluted net loss per common share and the weighted average common shares outstanding used to calculate the per share amounts.

	As of September 30, 2012
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
(in thousands)	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$24,739	$24,739	$88,475
Working capital	21,658	21,658	85,813
Total assets	28,278	28,278	89,967
Notes payable	4,815	4,815	4,815
Convertible preferred stock warrant liabilities	584	—	—
Convertible preferred stock	102,023	—	—
Accumulated deficit	(86,570)	(86,570)	(86,570)
Total stockholders’ (deficit) equity	(83,474)	19,133	81,241

(1)	The unaudited pro forma column in the balance sheet data above gives effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 12,968,036 shares of common stock as if it had occurred as of September 30, 2012, assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus; (ii) the expiration of a warrant to purchase shares of Series E convertible preferred stock outstanding as of September 30, 2012; (iii) the conversion of our warrant exercisable for Series B-2 convertible preferred stock into a warrant for common stock immediately prior to the completion of this offering; (iv) the related reclassification of convertible preferred stock warrant liabilities to additional paid-in capital; and (v) the amendment and restatement of our certificate of incorporation in connection with the completion of this offering.

(2)	The unaudited pro forma as adjusted column in the balance sheet data above gives further effect to the sale of 8,250,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

(3)	Each $0.50 increase or decrease in the assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash, cash equivalents and marketable securities, working capital, total assets, and total stockholders’ equity by $3.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of cash, cash equivalents, and marketable securities, working capital, total assets, and total stockholders’ equity by $7.9 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price, the number of shares offered by us, and other terms of this offering determined at pricing.

RISK FACTORS

Risk Related to Our Business and the Development, Regulatory Approval, and Commercialization of Our Product Candidates

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

As of September 30, 2012, we had an accumulated deficit of $86.6 million, and for the nine months ended September 30, 2012, we incurred a net loss of $11.8 million. We have incurred net losses each year since our inception except for the year ended December 31, 2007, including net operating losses of $2.3 million for the year ended December 31, 2011, $6.1 million for the year ended December 31, 2010, and $27.5 million for the year ended December 31, 2009. To date, we have only recognized revenue from payments for funded research and development and for license or collaboration fees. We expect to make substantial expenditures and incur additional operating losses in the future to further develop and commercialize our product candidates. Our accumulated deficit is expected to increase significantly as we expand our development and clinical trial efforts. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our lead product candidates, either alone or with third parties. We do not currently have the required approvals to market any of our product candidates and we may never receive them. We may not be profitable even if we, Sanofi, or any of our future development partners succeed in commercializing any of our product candidates. Because of the numerous risks and uncertainties associated with developing and commercializing our product candidates, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have limited sources of revenue, and we will need substantial additional capital to develop and commercialize our product candidates, and we may be unable to raise additional capital when needed, or at all, which would force us to reduce or discontinue operations.

As of September 30, 2012, we had $24.7 million in cash, cash equivalents, and marketable securities. Our contract revenue for the three and nine months ended September 30, 2012 were $0.1 million and $6.1 million, respectively. We consumed a net $15.3 million of cash in operating activities during the nine months ended September 30, 2012, or an average of $1.7 million per month. We expect our spending levels to increase in connection with our Phase 2 clinical trials for KB001-A and KB003, as well as other corporate activities.

Our monthly spending levels vary based on new and ongoing development and corporate activities. As a result, our cash used in operating activities will also fluctuate from period to period. We have not sold any product candidates, and we do not expect to sell any product candidates or derive royalty revenue from product candidate sales for the foreseeable future, if ever. In order to develop and bring product candidates through clinical trials, we must commit substantial resources to costly and time-consuming clinical trials. As such, we anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the type, number, costs, and results of the product candidate development programs which we are pursuing or may choose to pursue in the future;

•	the scope, progress, expansion, costs, and results of our clinical trials;

•	the timing of and costs involved in obtaining regulatory approvals;

•	our ability to establish and maintain development partnering arrangements;

•	the timing, receipt and amount of contingent, royalty, and other payments from Sanofi or any of our future development partners;

•	the emergence of competing technologies and other adverse market developments;

•	the costs of maintaining, expanding, and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

•	the resources we devote to marketing, and, if approved, commercializing our product candidates;

•	the scope, progress, expansion, and costs of manufacturing our product candidates;

•	our ability to draw funds from our loan and security agreement;

•	the amount of funds we receive in this offering; and

•	the costs associated with being a public company.

Since our inception, we have been financing our operations primarily through private placements of our equity securities, interest income earned on cash, cash equivalents, and marketable securities, lines of credit, and payments under agreements with Sanofi and Novartis International Pharmaceutical Ltd. (together with its affiliates, Novartis), a licensee of our Humaneered® technology. In order to fund our future needs, we may seek additional funding through equity or debt financings, development partnering arrangements, lines of credit, or other sources. We believe our cash on hand, together with the estimated net proceeds we expect to receive from this offering and our access to funds through our existing credit facility, will be sufficient to fund our operations for the next 12 months. Our expectations are based on management’s current assumptions and clinical development plans, which may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. We will require substantial additional capital to support clinical trials, regulatory approvals, and, if approved, the potential commercialization of our product candidates. Additional funding may not be available to us on a timely basis or at acceptable terms, or at all.

If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others our technologies, product candidates, or development programs that we would have preferred to develop and commercialize ourselves.

Because we have a short operating history developing clinical-stage antibodies, there is a limited amount of information about us upon which you can evaluate our product candidates and business prospects.

We commenced our first clinical trial in 2006, and we have a limited operating history developing clinical-stage antibodies upon which you can evaluate our business and prospects. In addition, as an early-stage clinical development company, we have limited experience in conducting clinical trials, and we have never conducted clinical trials of a size required for regulatory approvals. Further, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan we will need to successfully:

•	execute our product candidate development activities, including successfully completing our clinical trial programs;

•	obtain required regulatory approvals for the development and commercialization of our product candidates;

•	manage our spending as costs and expenses increase due to clinical trials, regulatory approvals, manufacturing and commercialization;

•	secure substantial additional funding;

•	develop and maintain successful strategic relationships;

•	build and maintain a strong intellectual property portfolio;

•	build and maintain appropriate clinical, sales, distribution, and marketing capabilities on our own or through third parties; and

•	gain broad market acceptance for our product candidates.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop product candidates, raise capital, expand our business, or continue our operations.

Our product candidates are at an early stage of development and may not be successfully developed or commercialized.

Our product candidates are in the early stage of development and will require substantial clinical development, testing, and regulatory approval prior to commercialization. We currently only have two product candidates in Phase 2 clinical trials and one product candidate in Phase 1 clinical trials. None of our product candidates have advanced into a pivotal study and it may be years before such study is initiated, if at all. Of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that our product candidates will be successfully developed or commercialized. If we, Sanofi, or any of our future development partners are unable to develop, or obtain regulatory approval for or, if approved, successfully commercialize, one or more of our product candidates, we may not be able to generate sufficient revenue to continue our business.

Our product candidates are subject to extensive regulation, compliance with which is costly and time consuming, may cause unanticipated delays, or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing, and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or other comparable foreign regulatory authorities can delay, limit, or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our, Sanofi’s, or any of our future development partners’ clinical trials;

•

we, Sanofi, or any of our future development partners may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from the United States;

•	the results of clinical trials may not demonstrate the safety or efficacy required by such authorities for approval;

•	we, Sanofi, or any of our future development partners may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•

such authorities may disagree with our interpretation of data from preclinical studies or clinical trials or the use of results from antibody studies that served as precursors to our current drug candidates;

•

such authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we, Sanofi, or any of our future development partners contract for clinical and commercial supplies;

•	we may not be successful in developing any companion diagnostic necessary to demonstrate efficacy in our desired target populations for KB004;

•	such authorities may delay approval or clearance of any companion diagnostic for KB004; or

•

the approval policies or regulations of such authorities may significantly change in a manner rendering our, Sanofi’s, or any of our future development partners’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods, and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us, Sanofi, or any of our future development partners from commercializing our product candidates.

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate we, Sanofi, or any of our future development partners advance into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Drug development has inherent risk. We, Sanofi, or any of our future development partners will be required to demonstrate through adequate and well-controlled clinical trials that our product candidates are effective, with a favorable benefit-risk profile, for use in their target indications before we can seek regulatory approvals for their commercial sale. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of development, including after commencement of any of our clinical trials. In addition, success in early clinical trials does not mean that later clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Furthermore, our future trials will need to demonstrate sufficient safety and efficacy for approval by regulatory authorities in larger patient populations. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, only a small percentage of drugs under development result in the submission of a New Drug Application (NDA) or Biologic Licensing Application (BLA) to the FDA and even fewer are approved for commercialization.

Although we have completed two Phase 1/2 clinical studies of KB001, the precursor molecule to KB001-A, Sanofi has commenced a Phase 1 clinical study of KB001-A in healthy volunteers to evaluate higher doses than those that we previously tested and planned for in our Phase 2 CF development program. The results of Sanofi’s Phase 1 clinical study could delay or adversely impact our KB001-A development program.

Furthermore, the efficacy or safety data demonstrated with KB001 and KB002, the precursor molecules to KB001-A and KB003, respectively, and intravenous formulation of KB001-A and KB003 may not be reproduced in KB001-A and KB003. Similarly, the subcutaneous formulations of KB001-A and KB003 may not produce any efficacy observed with intravenous formulations. We may need to conduct additional preclinical and clinical testing to confirm such data in the successor molecules and reformulations. We are still developing a subcutaneous formulation for KB001-A and need to further evaluate the subcutaneous formulation for KB003. We have yet to reach the stage at which we will inform the FDA that we intend to switch dosage forms from intravenous to subcutaneous formulations. Also, our current development timelines for KB001-A are based on demonstrating to the FDA that KB001-A is comparable to KB001 and that data obtained with intravenous KB001-A and KB003 can be bridged to the development of subcutaneous formulations of these product candidates. There can be no assurance that we will be successful in demonstrating this comparability to the FDA on our current timelines, or at all. In addition, we do not currently plan to test different dose levels of drug until we conduct our pivotal trials. Because we will be testing different dose levels as part of our pivotal trials, the trials will be larger than the standard pivotal trial. In addition, testing dose levels at a later stage in development increases the risk that we will not successfully identify a dose with an acceptable safety and efficacy profile.

Any product candidate we, Sanofi, or any of our future development partners advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent its regulatory approval or commercialization or limit its commercial potential.

Unacceptable adverse events caused by any of our product candidates that we advance into clinical trials could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. This in turn could prevent us from completing development or commercializing the affected product candidate and generating revenue from its sale. For example, we observed fatal intracranial hemorrhages in two subjects deemed possibly related to the study drug by the study investigator in our KB004 Phase 1 clinical trial and, as a result, we amended our clinical protocol, which caused a delay in our program.

We and Sanofi have not yet completed testing of any of our product candidates for the treatment of the indications for which we intend to seek approval in humans, and we currently do not know the extent of adverse events, if any, that will be observed in individuals who receive any of our product candidates. If any of our product candidates cause unacceptable adverse events in clinical trials, we and Sanofi, as applicable, may not be able to obtain regulatory approval or commercialize such product candidate.

Anti-GM-CSF antibodies, including KB003, may contribute to the development of pulmonary alveolar proteinosis (PAP), in which case we may need to delay, redesign or terminate our clinical trials of KB003.

PAP is a very uncommon lung disease which is associated with the presence of high concentrations of anti-GM-CSF antibody, but such antibodies alone may not be sufficient to cause disease. PAP is characterized by excessive accumulation of the normal alveolar lining fluid (surfactant) within the lung. The clinical course of PAP is variable, ranging from spontaneous remission to respiratory failure. The estimated incidence of the disorder is 0.36 per 1 million people per year. Although PAP is associated with anti-GM-CSF antibodies, it is unclear if these antibodies are the sole cause of surfactant accumulation. For example, blood donors and cancer patients who have measurable anti-GM-CSF antibodies do not develop signs or symptoms of PAP. Natural neutralizing anti-GM-CSF antibodies have been reported in 0.3% of healthy populations. While we believe the risk for development of PAP with KB003 is low, in the event that KB003 is linked to the development of PAP, we may need to delay, redesign, or terminate our clinical trials of KB003.

We may experience delays in commencing or conducting our clinical trials or in receiving data from third parties or in the completion of clinical testing, which could result in increased costs to us and delay our ability to generate product candidate revenue.

Before we can initiate clinical trials in the United States for our product candidates, we need to submit the results of preclinical testing to the FDA as part of an investigational new drug (IND) application, along with other information including information about product candidate chemistry, manufacturing, and controls and our proposed clinical trial protocol. We rely in part on preclinical, clinical, and quality data generated by Sanofi and other third parties for regulatory submissions for KB001-A. If Sanofi does not make timely regulatory submissions for KB001-A, it will delay our plans for our clinical trials for CF. If those third parties do not make this data available to us, we will likely have to develop all necessary preclinical and clinical data on our own, which will lead to significant delays and increase development costs of the product candidate. In addition, the FDA may require us to conduct additional preclinical testing for any product candidate before it allows us to initiate clinical testing under any IND, which may lead to additional delays and increase the costs of our preclinical development. Despite the presence of an active IND for a product candidate, clinical trials can be delayed for a variety of reasons including delays in:

•	identifying, recruiting, and training suitable clinical investigators;

•

reaching agreement on acceptable terms with prospective contract research organizations (CROs) and trial sites, the terms of which can be subject to extensive negotiation, may be subject to modification from time to time, and may vary significantly among different CROs and trial sites;

•	obtaining sufficient quantities of a product candidate for use in clinical trials, including as a result of transferring the manufacturing of a product candidate to another site or manufacturer;

•	obtaining and maintaining institutional review board (IRB) or ethics committee approval to conduct a clinical trial at an existing or prospective site;

•	identifying, recruiting, and enrolling subjects to participate in a clinical trial;

•

retaining or replacing participants who have initiated a clinical trial but may withdraw due to adverse events from the therapy, insufficient efficacy, fatigue with the clinical trial process, or personal issues; and

•	readiness of any companion diagnostic necessary to ensure that the study enrolls the target population.

The FDA may also put a clinical trial on clinical hold at any time during product candidate development.

Once a clinical trial has begun, recruitment and enrollment of subjects may be slower than we anticipate. In addition, clinical trials will take longer than we anticipate if we are required, or believe it is necessary, to enroll additional subjects. Clinical trials may also be delayed as a result of ambiguous or negative interim results. Further, a clinical trial may be suspended or terminated by us, an IRB, an ethics committee, or a data safety monitoring committee overseeing the clinical trial, any of our clinical trial sites with respect to that site or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities;

•	unforeseen safety issues, known safety issues that occur at a greater frequency or severity than we anticipate, or any determination that the clinical trial presents unacceptable health risks; or

•	lack of adequate funding to continue the clinical trial.

Additionally, under the terms of our license and collaboration agreement with Sanofi, Sanofi has the exclusive right to develop and commercialize KB001, KB001-A and other antibodies directed against the PcrV protein or Pa for all indications. Although this agreement requires Sanofi to use commercially reasonable efforts to engage in certain product development activities, Sanofi may decide to amend, suspend or terminate the clinical trials related to these licensed product candidates. Further, if Sanofi or any of our future development partners do not develop the licensed product candidates in the manner that we expect, or at all, the clinical development efforts related to these licensed product candidates could be delayed or terminated.

Any delays in the commencement of our clinical trials, including any delays by Sanofi attributed to terminating or switching any subcontractors for the manufacture of the KB001-A drug substance, will delay our ability to pursue regulatory approval for our product candidates. Changes in U.S. and foreign regulatory requirements and guidance also may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may affect the costs, timing, and likelihood of a successful completion of a clinical trial. If we, Sanofi, or any of our future development partners experience delays in the completion of, or if we, Sanofi, or any of our future development partners must terminate, any clinical trial of any product candidate our ability to obtain regulatory approval for that product candidate will be delayed and the commercial prospects, if any, for the product candidate may suffer as a result. In addition, many of these factors may also ultimately lead to the denial of regulatory approval of a product candidate.

If we pursue development of a companion diagnostic intended to identify patients who are likely to benefit from KB004, failure to obtain approval for the diagnostic may prevent or delay approval of KB004.

We are in the initial phases of developing a companion diagnostic which is intended to identify patients who are likely to derive the most benefit from KB004. If we are able to develop this companion diagnostic, we intend to amend our Phase 1 protocol prior to initiating the expansion phase to include EphA3 positive status as an inclusion criterion.

The FDA regulates companion diagnostics, or in-vitro diagnostics, such as the one we are developing, as medical devices. FDA regulations pertaining to medical devices govern, among other things, the research, design, development, pre-clinical and clinical testing, manufacture, safety, efficacy, storage, record-keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution, and import and export of medical devices. Pursuant to the Federal Food, Drug, and Cosmetic Act (FDC Act), medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and efficacy. In July 2011, the FDA issued draft guidance that stated that if safe and effective use of a therapeutic depends on an in vitro diagnostic, then the FDA generally will not approve the therapeutic until it is ready to approve or clear this in vitro companion diagnostic device. While this guidance is still in draft form, we believe that it states the FDA’s current position and that KB004 may not be approved until the FDA has sufficient information to also approve or clear our companion device. Moreover, the FDA’s expectations for in vitro companion diagnostics are evolving and some aspects of the FDA’s regulatory approach remain unclear. The FDA’s developing expectations will affect, among other things, the development, testing and review of our in vitro companion diagnostics.

Because our companion diagnostic candidate is at an early stage of development, we have yet to seek a meeting with the FDA to discuss our companion diagnostic test in development and therefore cannot yet know what the FDA will require for this test. We may not be able to develop or obtain approval or clearance for the companion diagnostic, and any failure to obtain regulatory approval or clearance could delay development or prevent approval of KB004.

If our competitors develop treatments for the target indications of our product candidates that are approved more quickly, marketed more successfully or demonstrated to be safer or more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Our product candidates, if successfully developed and approved, will compete with established therapies as well as with new treatments that may be introduced by our competitors. Many of our competitors have significantly greater financial, product candidate development, manufacturing, and marketing resources than we do. Large pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also may compete with these organizations to recruit management, scientists, and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical trial sites, and registering subjects for clinical trials, and in identifying and in-licensing new product candidates.

There are several companies treating Pa using antibiotics or alternative approaches. For example, Intercell AG has a fusion protein vaccine program in Phase 2/3 for the prevention of Pa in mechanically ventilated intensive care unit patients and Kenta Biotech Ltd. is conducting a Phase 2 trial for KBPA101, a monoclonal antibody against a specific Pa serotype. There are two inhaled antibiotics (Tobi® and Cayston®) that have been approved for Pa to treat CF. We are also aware of one biologic drug (Pulmozyme®) that is approved in the United States to treat respiratory problems in CF patients. KALYDECO®, a small-molecule drug that potentiates the form of the defective protein that causes CF, was recently approved by the FDA. VX-809 is a compound being developed by Vertex Pharmaceuticals, Inc. in Phase 2 clinical trials for CF.

Several companies are also working on anti-GM-CSF antibodies: Morphosys recently announced results of a Phase 1/2 trial in RA and is conducting a Phase 1 trial in multiple sclerosis (MS); Micromet (now part of Amgen)

has partnered with Nycomed (now part of Takeda) in a Phase 1 trial in RA; and MedImmune is conducting a Phase 2 trial in RA with an antibody against the GM-CSF receptor. Although we are no longer pursuing the RA indication, these competitors could nonetheless affect our market for an anti-GM-CSF antibody for severe asthma. Many companies are developing drugs for asthma. Monoclonal antibody drug development has primarily focused on allergic asthma. Xolair®, which is co-developed by Genentech and Novartis, is currently the only monoclonal antibody that we are aware of that is approved for the treatment of severe asthma. Genentech (Roche), MedImmune, Novartis and Pfizer each has an anti-IL-13 antibody program in Phase 2 or Phase 3 testing for asthma. Other monoclonal antibodies in development target cytokines such as IL-4, IL-5, and IL-9 or their receptors. Although these drugs function differently, if successfully developed these drugs will compete in the asthma market.

Competition in cancer drug development is intense, with more than 250 compounds in clinical trials by large pharmaceutical and biotechnology companies. Many of these companies are focused on targeted therapies. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

We are subject to a multitude of manufacturing risks, any of which could substantially increase our costs and limit supply of our products.

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

•

The process of manufacturing biologics, such as KB001-A, KB003, and KB004, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•	The manufacturing facilities in which our products are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

•

We and our contract manufacturers must comply with the FDA’s current Good Manufacturing Practice (cGMP) regulations and guidelines. We and our contract manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We and our contract manufacturers are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our products as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our products, including leading to significant delays in the availability of products for our clinical studies or the termination or hold on a clinical study, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our products and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

•

Any adverse developments affecting manufacturing operations for our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

We may not be able to successfully develop and manufacture a subcutaneous formulation of KB001-A or KB003.

We believe that we must develop a subcutaneous formulation of KB001-A for the treatment of Pa in CF patients and a subcutaneous formulation of KB003 in order for such products to be commercially viable, if such products are approved. We are currently in the very early stages of developing subcutaneous formulations and any pivotal study that we intend to rely on for purposes of seeking regulatory approval must be conducted using the formulation that we intend to commercialize. In addition, we will need to demonstrate to the FDA’s satisfaction that any subcutaneous formulation we develop may rely upon data derived from preclinical and clinical trials using our current intravenous formulations, and the FDA may require us to conduct additional testing or even repeat some of our earlier testing. There are no assurances that we will be able to successfully develop and manufacture a subcutaneous formulation for KB001-A or KB003, and even if we can, there is no guarantee that the FDA will accept these formulations. If we fail to develop and successfully manufacture subcutaneous formulations for either of these product candidates, we may not be able to successfully commercialize such products.

We currently rely on Sanofi and other manufacturers for the supply of KB001-A and KB003. However, we will need to identify a new drug product manufacturer for the further development of subcutaneous formulations of KB001-A and KB003. Transitioning to a new manufacturer may result in significant expenses and devotion of our resources, and there is no guarantee that such manufacturer will be secured, or if secured, will be able to address our ongoing manufacturing needs for the subcutaneous formulation of KB001-A or KB003.

If we are unable to identify a contract manufacturer for the drug substance for KB003 and enter into an agreement on a timely basis, any Phase 3 clinical trial of KB003 would be delayed.

We currently have an agreement with a contract manufacturer for the manufacture of drug substance of KB003 for our early clinical trials. We believe we will need to secure a new contract manufacturer to satisfy our supply needs for KB003 for any Phase 3 clinical trial. We may need to devote significant expenses and resources in identifying and transitioning to a new manufacturer and there is no assurance that such manufacturer will be identified and secured on a timely basis. If we are unable to timely secure the manufacture of the drug substance for a Phase 3 clinical trial for KB003, any such trial would be delayed.

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenue that it generates may be limited.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors, and the medical community. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any approved product candidates will depend on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the clinical indications for which the product candidate is approved;

•	acceptance by physicians, major operators of hospitals and clinics, and patients of the product candidate as a safe and effective treatment;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third parties and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse events;

•	the effectiveness of our sales and marketing efforts; and

•	unfavorable publicity relating to the product candidate.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors, and patients, we may not generate sufficient revenue from that product candidate and may not become or remain profitable.

Reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Market acceptance and sales of our product candidates will depend significantly on the availability of adequate insurance coverage and reimbursement from third-party payors for any of our product candidates and may be affected by existing and future health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product candidate is:

•	a covered benefit under its health plan;

•	safe, effective, and medically necessary;

•	appropriate for the specific patient;

•	cost effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product candidate from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical, and cost effectiveness data for the use of our product candidates to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our product candidates. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our product candidates profitably, or at all, even if approved.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could affect our ability to sell our product candidates profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methods for many product candidates under Medicare. This has resulted in lower rates of reimbursement. There have been numerous other federal and state initiatives designed to reduce payment for pharmaceuticals.

As a result of legislative proposals and the trend toward managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide coverage of approved product candidates for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations, and additional legislative proposals as well as country, regional, or local healthcare budget limitations.

If we are unable to establish sales and marketing capabilities or fail to enter into agreements with third parties to market and sell any product candidates we may successfully develop, we may not be able to effectively market and sell any such product candidates.

We do not currently have any infrastructure for the sale, marketing, and distribution of any of our product candidates once approved, if at all, and we must build this infrastructure or make arrangements with third parties to perform these functions in order to commercialize any product candidates for which we may obtain approval. The establishment and development of a sales force, either by us or jointly with a development partner, or the establishment of a contract sales force to market any product candidates we may develop will be expensive and time consuming and could delay any product candidate launch. If we, Sanofi, or any of our future development partners are unable to establish sales and marketing capabilities or any other nontechnical capabilities necessary to commercialize any product candidates we may successfully develop, we will need to contract with third parties to market and sell such product candidates. We may not be able to establish arrangements with third parties on acceptable terms, if at all.

If we are not successful in discovering, developing, acquiring and commercializing additional product candidates, our ability to expand our business will be limited.

A substantial amount of our effort is focused on the continued clinical testing and potential approval of our current product candidates and expanding our product candidates to serve other indications of high unmet medical needs. Research programs to identify other indications require substantial technical, financial and human resources, whether or not any product candidates for other indications are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•

a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

In addition, while our agreement with Sanofi remains in effect, neither we nor our affiliates may develop or commercialize any other anti-Pa antibody. This would apply to a future acquiror, except with respect to any anti-Pa antibody of the acquiror existing on the date of acquisition and developed thereafter.

If we do not successfully develop and commercialize product candidates for other indications, our business and future prospects may be limited and our business will be more vulnerable to problems that we encounter in developing and commercializing our current product candidates.

If we are acquired by a pharmaceutical company with a significant market capitalization, Sanofi may exercise an option to exclusively assume all aspects of development and commercialization of licensed products in Pa-infected patients with CF or bronchiectasis worldwide, in which case the revenue we would generate from those licensed products would be limited.

Under our license and collaboration agreement with Sanofi, if we are acquired by a top 25 pharmaceutical company based on market capitalization at the time of such acquisition, Sanofi has the option to exclusively assume all aspects of development and commercialization of licensed products to treat Pa-infected patients with CF or bronchiectasis worldwide. If Sanofi exercises this option, our rights to participate in development and commercialization of the licensed products in Pa-infected patients with CF or bronchiectasis would terminate and the revenue generated from the commercialization of those licensed products would be limited to the amounts Sanofi would be required to pay pursuant to its agreement with us. This provision may adversely impact a company’s desire to acquire us.

If we fail to attract and retain key management and clinical development personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial, and other resources in order to successfully pursue our clinical development and commercialization efforts. As a company with a limited number of personnel, we are highly dependent on the development, regulatory, commercial, and financial expertise of the members of our senior management, in particular David W. Pritchard, our president and chief executive officer, and Geoffrey T. Yarranton, our executive vice president, research and development, and chief scientific officer. The loss of such individuals or the services of any of our other senior management could delay or prevent the further development and potential commercialization of our product candidates and, if we are not successful in finding suitable replacements, could harm our business. Our former chief medical officer resigned in February 2012, and it took us three months to hire our current chief medical officer in May 2012. Our success also depends on our continued ability to attract, retain, and motivate highly qualified management and scientific personnel and we may not be able to do so in the future due to intense competition among biotechnology and pharmaceutical companies, universities, and research organizations for qualified personnel. If we are unable to attract and retain the necessary personnel, we may experience significant impediments to our ability to implement our business strategy.

If we fail to effectively integrate our new executive officers into our organization, the future development and commercialization of our product candidates may suffer, harming future regulatory approvals, sales of our product candidates or our results of operations.

Our chief medical officer joined us in May 2012, and our chief financial officer joined us in July 2012. As a result, certain members of our executive team have not worked together as a group for a significant period of time. Our future performance will depend, in part, on our ability to successfully integrate our newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management. Our failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the development and commercialization of our product candidates, harming future regulatory approvals, sales of our product candidates and our results of operations.

We face potential product liability exposure and, if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any product candidates for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us, Sanofi, or any of our future development partners by participants enrolled in our clinical trials, patients, health care providers, or others using, administering, or selling our product candidates. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	costs of related litigation;

•	substantial monetary awards to trial participants or other claimants;

•	decreased demand for our product candidates and loss of revenue;

•	impairment of our business reputation;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize our product candidates.

We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. Our coverage is currently limited to $10 million per occurrence and $10 million in the aggregate per year. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for product candidates to include the sale of commercial products if we obtain marketing approval for our product candidates in development; however, we may be unable to obtain commercially reasonable product liability insurance for any product candidates approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our working capital and adversely affect our business.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, products liability, and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant, uninsured liability may require us to pay substantial amounts, which would adversely affect our working capital and results of operations.

Our employees may engage in misconduct or other improper activities including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to regulatory authorities, comply with manufacturing standards we have established, comply with federal and state health care fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation.

In addition, during the course of our operations our directors, executives, and employees may have access to material, nonpublic information regarding our business, our results of operations, or potential transactions we are considering. We may not be able to prevent a director, executive, or employee from trading in our common stock on the basis of, or while having access to, material, nonpublic information. If a director, executive, or employee was to be investigated or an action was to be brought against a director, executive, or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials we will need to expand our development, regulatory, manufacturing, marketing, and sales capabilities, collaborate with Sanofi and contract with third parties to provide these capabilities for us. As our operations expand we expect that we will need to manage additional relationships with various development partners, suppliers, and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend in part on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively. We may not be able to accomplish these tasks and our failure to accomplish any of them could prevent us from successfully growing our company.

Our loan and security agreement contains restrictions that limit our flexibility in operating our business.

In September 2012, we entered into a loan and security agreement with MidCap Financial and drew down $5.0 million under the facility. In December 2012, we drew down an additional $5.0 million under the facility. The agreement contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur or assume certain debt;

•	merge or consolidate;

•	change the nature of our business;

•	change our organizational structure or type;

•	dispose of certain assets;

•	grant liens on our assets;

•	make certain investments;

•	pay dividends; and

•	enter into material transactions with affiliates.

A breach of any of these covenants or a material adverse change to our business, operations, or condition (financial or otherwise) could result in a default under the loan. In the case of a continuing event of default under the loan, MidCap Financial could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit, commence and prosecute bankruptcy and/or other insolvency proceedings, or proceed against the collateral granted to MidCap Financial under the loan. Amounts outstanding under the term loan are secured by all of our existing and future assets (excluding intellectual property, which is subject to a negative pledge arrangement). A default and any accompanying repayment could have a material adverse effect on our business, operating results and financial condition.

We and our development partner, third-party manufacturers and suppliers use biological materials and may use hazardous materials, and any claims relating to improper handling, storage, or disposal of these materials could be time consuming or costly.

We and our development partner, third-party manufacturers and suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations and the operations of our development partner, third-party manufacturers and suppliers also produce hazardous waste products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Our internal computer systems, or those of our development partner, third-party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our development partner, third-party clinical research organizations and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for any of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Healthcare reform measures, when implemented, could hinder or prevent our commercial success.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of health care and containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

•	the demand for any drug products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our product candidates;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Governments may impose price controls, which may adversely affect our future profitability.

We intend to seek approval to market our future product candidates in both the United States and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product candidates. In some foreign countries, particularly in the European Union, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We, Sanofi, and any of our future development partners will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

If we, Sanofi, and any of our future development partners are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we, Sanofi, and any of our future development partners report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We, Sanofi, and any of our future development partners may fail to report adverse events we become aware of within the prescribed timeframe. We, Sanofi, and any of our future development partners may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we, Sanofi, and any of our future development partners fail to comply with our reporting obligations, the FDA or a foreign regulatory authority could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

Our product candidates for which we and our development partner intend to seek approval as biologic products may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009 (BPCIA) as part of the Affordable Care Act, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products. For example, biological products in Europe may be eligible for a 10-year period of exclusivity. However, biosimilar products have been approved under a sub-pathway of the centralized procedure since 2006. The pathway allows sponsors of a biosimilar product to seek and obtain regulatory approval based in part on the clinical trial data of an originator product to which the biosimilar product has been demonstrated to be “similar.” In many cases, this allows biosimilar products to be brought to market without conducting the full suite of clinical trials typically required of originators. It is unclear whether we and our development partner would face competition to our products in European markets sooner than anticipated.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

If one or more of our product candidates is approved, we will likely be subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA), imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory approval of our product candidates and to produce, market, and distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our current product candidates or any future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	additional studies, including clinical studies;

•	recall, replacement, or discontinuance of one or more of our products; and

•	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory approvals for any future products would harm our business, financial condition, and results of operations.

Even if we are able to obtain regulatory approval for our product candidates, we will continue to be subject to ongoing and extensive regulatory requirements, and our failure to comply with these requirements could substantially harm our business.

If we receive regulatory approval for our product candidates, we will be subject to ongoing FDA obligations and continued regulatory oversight and review, such as continued safety reporting requirements, and we may also be subject to additional FDA post-marketing obligations. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls or seizures.

If the FDA approves any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for our products will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the products, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the foreseeable future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. We may be unable to use these losses to offset income before such unused losses expire. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have in the past experienced ownership changes that have resulted in limitations on the use of a portion of our net operating loss carryforwards. If we experience further ownership changes in connection with or after this offering, our ability to utilize our net operating loss carryforwards could be further limited.

Risks Related to Our Dependence on Third Parties

We are dependent on Sanofi for the development and commercialization of KB001-A, and Sanofi’s failure to develop and/or commercialize KB001-A would result in a material adverse effect on our business and operating results.

We have granted Sanofi an exclusive license to KB001, KB001-A and other antibodies directed against the PcrV protein of Pa for all indications for most aspects of their development and commercialization. Our development partnership with Sanofi on KB001-A or other antibodies may not be scientifically, medically, or commercially successful due to a number of important factors, including the following:

•

Sanofi’s obligation to use “diligent efforts” under our agreement leaves Sanofi with significant discretion in determining the efforts and resources that it will apply to the development and commercialization of KB001-A or other antibodies directed against the PcrV protein of Pa. The timing and amount of any contingent and royalty payments we may receive under our agreement will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidate by Sanofi under our agreement;

•

Sanofi holds the rights to commercialize KB001-A, including for Pa in CF and bronchiectasis patients, and holds an option to assume primary responsibility for developing and promoting KB001-A for such indications. Sanofi may not choose to exercise its option to develop and promote KB001-A or other licensed products in Pa-infected patients with CF or bronchiectasis and has no contractual obligation to do so. If Sanofi does not exercise its option for the CF or bronchiectasis indications, Sanofi will nevertheless retain the exclusive right to perform certain necessary commercial activities (including the exclusive right to sell and distribute KB001-A) with respect to such indications but will have no obligation to perform such activities. In such event, if Sanofi were to decide not to commercialize KB001-A for the CF or bronchiectasis indications, and we nevertheless wished to commercialize KB001-A for either of these indications if approved, we would need to renegotiate with Sanofi certain terms of our agreement but may be unable to do so on reasonable terms, in a timely manner, or at all;

•

Sanofi may develop and commercialize, either alone or with others, product candidates that are similar to or competitive with KB001-A or other antibodies directed against the PcrV protein of Pa for the indications that we are targeting for KB001-A;

•	Sanofi may change the focus of its development and commercialization efforts or pursue higher-priority programs;

•	Sanofi may not make timely regulatory submissions for KB001-A;

•

subject to our promotional rights in the CF or bronchiectasis indications, Sanofi will have substantial control over the commercialization of KB001-A and other antibodies directed against the PcrV protein of Pa for all indications, including in CF or bronchiectasis patients, whether or not Sanofi chooses to exercise its option to develop KB001-A for such indications. Sanofi’s commercialization objectives for different indications may not be consistent with our goals and there can be no assurance that Sanofi will want to commercialize KB001-A or other antibodies directed against the PcrV protein of Pa in a manner that maximizes our revenue. In addition, we may find that we cannot reach agreement over some of the development and commercialization aspects of KB001-A or other antibodies directed against the PcrV protein of Pa, resulting in program delays, termination, or other decisions that might have a material impact on our business;

•	Sanofi may fail to manufacture or supply sufficient drug substance of KB001-A for our clinical use, such as our CF study, which could result in program delays;

•	Sanofi may fail to manufacture or supply sufficient drug substance of KB001-A for our commercial use, if approved, which could result in lost revenue;

•	we and Sanofi may fail to agree on the specific terms of a profit sharing arrangement within the United States for the CF indication in the event that Sanofi elects the shared U.S. territory option;

•

Sanofi may utilize our intellectual property rights or take actions related to licensed products in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability;

•

if we are acquired by a pharmaceutical company with a significant market capitalization, Sanofi may exercise its option to exclusively assume all aspects of development and commercialization of licensed products in Pa-infected CF and bronchiectasis patients worldwide;

•	Sanofi may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements;

•	Sanofi may terminate the agreement with us for convenience upon 180 days’ prior written notice;

•

if Sanofi were to breach or terminate the agreement with us, the development and commercialization of KB001-A or other antibodies directed against the PcrV protein of Pa could be delayed. We would need to either use our own resources and capabilities to continue the development and commercialization of KB001-A or grant rights to another development or commercial partner;

•

if Sanofi were to terminate its arrangements with us, our potential revenue under our agreement with Sanofi, including from potential development and commercial contingent payments and royalties on net sales of licensed products, would be significantly reduced; and

•	Sanofi may not dedicate the resources that would be necessary to carry the product candidate through clinical development or may not obtain the necessary regulatory approvals.

Sanofi’s failure to develop or effectively commercialize KB001-A or other antibodies directed against the PcrV protein of Pa would result in a material adverse effect on our business and results of operations and would likely cause our stock price to decline.

We rely on third parties to conduct our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We are dependent on Sanofi to conduct the Phase 2 and Phase 3 clinical trials for KB001-A for the prevention of Pa VAP and, therefore, the timing of the initiation and completion of these trials is controlled by Sanofi and may occur on substantially different timing from our estimates. We also use CROs to conduct our clinical trials and rely on medical institutions, clinical investigators, CROs, and consultants to conduct our trials in accordance with our clinical protocols and regulatory requirements. Our CROs, investigators, and other third parties play a significant role in the conduct of these trials and subsequent collection and analysis of data.

There is no guarantee that any CROs, investigators, or other third parties on which we rely for administration and conduct of our clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, fails to adhere to our clinical protocols, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed, or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in our ongoing clinical trials unless we are able to transfer those subjects to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized.

We rely completely on third parties, most of which are sole source suppliers, to supply drug substance and manufacture drug product for our clinical trials and preclinical studies and intend to rely on other third parties to produce commercial supplies of product candidates, and our dependence on third parties could adversely impact our business.

We are completely dependent on third-party suppliers, most of which are sole source suppliers of the drug substance and drug product for our product candidates. If these third-party suppliers do not supply sufficient quantities for product candidates to us on a timely basis and in accordance with applicable specifications and other regulatory requirements, there could be a significant interruption of our supplies, which would adversely affect clinical development of the product candidate. Furthermore, if any of our contract manufacturers cannot successfully manufacture material that conforms to our specifications and with regulatory requirements, we will not be able to secure and/or maintain regulatory approval, if any, for our product candidates.

We will also rely on our contract manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our anticipated clinical trials. There are a small number of suppliers for certain capital equipment and raw materials used to manufacture our product candidates. We do not have any control over the process or timing of the acquisition of these raw materials by our contract manufacturers. Moreover, we currently do not have agreements in place for the commercial production of these raw materials. Any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial could considerably delay completion of that clinical trial, product candidate testing, and potential regulatory approval of that product candidate.

We do not expect to have the resources or capacity to commercially manufacture any of our proposed product candidates if approved, and will likely continue to be dependent on third-party manufacturers. Our dependence on third parties to manufacture and supply us with clinical trial materials and any approved product candidates may adversely affect our ability to develop and commercialize our product candidates on a timely basis.

We may not be successful in establishing and maintaining additional development partnerships, which could adversely affect our ability to develop and commercialize product candidates.

In addition to our current development partnership with Sanofi, a part of our strategy is to enter into additional development partnerships in the future, including collaborations with major biotechnology or pharmaceutical companies. We face significant competition in seeking appropriate development partners and the negotiation process is time consuming and complex. Moreover, we may not be successful in our efforts to establish a development partnership or other alternative arrangements for any of our other existing or future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early a stage of development for collaborative effort and/or third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy. Even if we are successful in our efforts to establish new development partnerships, the terms that we agree upon may not be favorable to us and we may not be able to maintain such development partnerships if, for example, development or approval of a product candidate is delayed or sales of an approved product candidate are disappointing. Any delay in entering into new development partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market.

Moreover, if we fail to establish and maintain additional development partnerships related to our product candidates:

•	the development of certain of our current or future product candidates may be terminated or delayed;

•	our cash expenditures related to development of certain of our current or future product candidates would increase significantly and we may need to seek additional financing;

•	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted; and

•	we will bear all of the risk related to the development of any such product candidates.

Risks Related to Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies, and their uses as well as our ability to operate without infringing upon the proprietary rights of others. There can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on our financial condition and results of operations.

Composition-of-matter patents on the biological or chemical active pharmaceutical ingredient are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our patent applications covering composition-of-matter of our product candidates will be considered patentable by the U.S. Patent and Trademark Office (USPTO) and courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we, Sanofi, or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing product candidates.

In addition, we and our development partners rely on the protection of our trade secrets and proprietary know-how. For example, we rely on Novartis, to whom we have licensed our Humaneered® platform, to protect our trade secrets and proprietary know-how that has been licensed to them. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants, and advisors, third parties may still obtain this information or may come upon this or similar information independently. If any of these events occurs or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

If we, Sanofi, or any of our future development partners are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our success also depends on our ability and the ability of Sanofi and any of our future development partners to develop, manufacture, market, and sell our product candidates without infringing upon the proprietary rights of third parties. Numerous U.S.-issued and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we are developing product candidates, some of which may contain claims that overlap with the subject matter of our intellectual property or are directed at our product candidates. When we become aware of patents held by third parties that may implicate the manufacture, development or commercialization of our product candidates, we evaluate our need to license rights to such patents. For example, we have entered into several licenses for the right to use third-party intellectual property, including with the University of California at San Francisco (UCSF) and the Ludwig Institute for Cancer Research (LICR). If we need to license rights from third parties to manufacture, develop or commercialize our product candidates, there can be no assurance that we will be able to obtain a license on commercially reasonable terms or at all.

Because patent applications can take many years to issue there may be currently pending applications, unknown to us, that may later result in issued patents upon which our product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we or any of our licensors, suppliers, or development partners infringe upon a third party’s intellectual property rights, we may have to:

•	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate or redesign our products or processes to avoid infringement;

•

pay substantial damages including, in an exceptional case, treble damages and attorneys’ fees, which we may have to pay if a court decides that the product candidate or proprietary technology at issue infringes upon or violates the third party’s rights;

•	pay substantial royalties or fees and/or grant cross-licenses to our technology; and/or

•	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Any such claims against us could also be deemed to constitute an event of default under our loan and security agreement with MidCap Financial. In the case of a continuing event of default under the loan, MidCap Financial could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit, commence and prosecute bankruptcy and/or other insolvency proceedings, or proceed against the collateral granted to MidCap Financial under the loan.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe upon our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, found to be unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology, or enter into development partnerships that would help us bring our product candidates to market.

In addition, any future patent litigation, interference, or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us, Sanofi or any of our future development partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.

Our issued patents could be found invalid or unenforceable if challenged in court.

If we, Sanofi, or any of our future development partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, or one of our future product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our business.

We may fail to comply with any of our obligations under existing agreements pursuant to which we license rights or technology, which could result in the loss of rights or technology that are material to our business.

We are a party to technology licenses that are important to our business and we may enter into additional licenses in the future. We currently hold licenses from the Medical College of Wisconsin, UCSF, LICR, BioWa, Lonza, and Sanofi. These licenses impose various commercial, contingent payment, royalty, insurance, indemnification, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would lose valuable rights under our collaboration agreements and our ability to develop product candidates.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us.

As is common in the biotechnology and pharmaceutical industry, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants were previously employed at, or may have previously or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that our company or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time consuming, and inherently uncertain. In addition, Congress may pass patent reform legislation. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Common Stock and This Offering

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to our existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing may involve covenants that restrict our operations, including, among other restrictions, limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates or grant licenses on terms that are not favorable to us.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules (collectively, SOX), our management will be required to report upon the effectiveness of our internal control over financial reporting.

When and if we are a “large accelerated filer” or an “accelerated filer” and are no longer an “emerging growth company,” each as defined in the Securities Exchange Act of 1934, as amended (the Exchange Act), our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we need to upgrade our systems including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff.

Historically we have not had sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or adequate formally documented accounting policies and procedures to support, effective internal controls. We have commenced the process of formally documenting, reviewing, and improving our internal controls over financial reporting and have made efforts to improve our internal controls and accounting policies and procedures, including hiring new accounting personnel and engaging external temporary resources. However, we may identify deficiencies and weaknesses or fail to remediate previously identified deficiencies in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering, and the initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the future prices of our common stock. The market price of our common stock could be subject to wide fluctuations in response to various factors, many of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	delay or failure in initiating or completing preclinical studies or clinical trials, or unsatisfactory results of these trials;

•	announcements about us or about our competitors including clinical trial results, regulatory approvals, or new product candidate introductions;

•	developments concerning our development partner, licensors or product candidate manufacturers;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries and the economy as a whole;

•	governmental regulation and legislation;

•	recruitment or departure of members of our board of directors, management team or other key personnel;

•	changes in our operating results;

•

the financial projections we may provide to the public, any changes in these projections, our failure to meet these projections, or changes in recommendations by any securities analysts that elect to follow our common stock;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	the expiration of market standoff or contractual lock-up agreements;

•	sales or potential sales of substantial amounts of our common stock; and

•	price and volume fluctuations in the overall stock market or resulting from inconsistent trading volume levels of our shares.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnological companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities and industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no or few securities or industry analysts commence coverage of our company, the trading price for our stock could suffer. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, or if our clinical trials or operating results fail to meet the analysts’ expectations, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Requirements associated with being a public reporting company will continue to increase our costs significantly, as well as divert significant company resources and management attention.

We have only been subject to the reporting requirements of the Exchange Act and the other rules and regulations of the Securities and Exchange Commission (SEC) since August 2012. We are working with our legal, independent accounting, and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public reporting company. These areas include corporate governance, corporate control, disclosure controls and procedures, and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. Compliance with the various reporting and other requirements applicable to public reporting companies will require considerable time, attention of management, and financial resources. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public reporting company on a timely basis.

Further, the listing requirements of The NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

As an investor participating in this offering, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $5.03 per share, based on an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus. In addition, to the extent outstanding options or warrants are exercised, there will be further dilution to investors in this offering. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance could result in further dilution to our stockholders.

Our management will have discretion over the actual amounts and timing of the expenditures of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

We expect to use the net proceeds from this offering primarily to develop and advance our product candidates through clinical trials, as well as for working capital and general corporate purposes. Our management will have discretion as to the actual amounts and timing of the expenditures of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that enhance our operating results or increase the value of your investment. Additionally, until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

We have never paid and do not intend to pay cash dividends and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never paid cash dividends on any of our capital stock, and we currently intend to retain future earnings, if any, to fund the development and growth of our business. Additionally, our loan and security agreement with MidCap Financial contains covenants that restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on our common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which you have purchased it.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of November 30, 2012, our executive officers, directors, holders of more than 5% of our capital stock and their respective affiliates beneficially owned 74.65% of our outstanding capital stock and, upon the closing of this offering and assuming none of these holders purchase shares in this offering, that same group will beneficially own 48.34% of our outstanding capital stock (assuming no exercise of the underwriters’ over-allotment option). However, certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of $15.0 million of shares of common stock in this offering, or 1,764,705 shares at an assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. If these current stockholders purchase all such shares of common stock in this offering, our executive officers, directors, holders of more than 5% of our capital stock and their respective affiliates would beneficially own 55.62% of our outstanding capital stock after this offering (assuming no exercise of the underwriters’ over-allotment option). Therefore, regardless of whether these stockholders purchase shares of our common stock in this offering, these stockholders will have the ability to influence us through their ownership position after this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Substantial future sales of shares by existing stockholders, or the perception that such sales may occur, could cause our stock price to decline.

If our existing stockholders, particularly our directors and executive officers and the venture capital funds affiliated with our current and former directors, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell substantial amounts of our common stock, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of November 30, 2012, upon completion of this offering, we will have 23,404,938 outstanding shares of common stock. Of these shares, only the shares of common stock sold in this offering and registered shares issued pursuant to our equity plans will be freely tradable in the public market, subject to any applicable lock-up agreements or Rule 144 transfer restrictions applicable to affiliates. Our officers, directors, and the holders of substantially all of our equity securities have entered into contractual lock-up agreements with the underwriters pursuant to which they have agreed, subject to certain exceptions, not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days after the date of the final prospectus for this offering. However, we and the lead underwriter in this offering may permit these holders to sell shares prior to the expiration of the lock-up agreements with the underwriters.

Based on shares outstanding as of November 30, 2012 and not taking into account any shares that may be purchased by existing stockholders in this offering, after the contractual lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 15,154,938 shares will be eligible for sale in the public market, 6,112,026 of which are held by directors, executive officers and other affiliates and will be subject to volume and other limitations under Rule 144 under the Securities Act.

The 1,030,795 shares that were subject to outstanding options as of November 30, 2012 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements, and Rules 144 and 701 under the Securities Act of 1933, as amended (the Securities Act).

Some of our existing security holders have demand and piggyback rights to require us to register with the SEC up to 13,165,858 shares of our common stock, subject to expiration of the contractual lock-up agreements.

If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market, subject to Rule 144 transfer restrictions applicable to affiliates.

We have registered 3,205,899 shares of our common stock that we may issue under our equity plans. Once we issue these shares, they can be freely sold in the public market upon issuance, subject to any vesting restriction, contractual lock-up agreements, or Rule 144 transfer restrictions applicable to affiliates.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

As a newly public company, our stock price may be volatile, and securities class action litigation has often been instituted against companies following periods of volatility of their stock price. Any such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Anti-takeover provisions in our development agreement with Sanofi, as well as in our charter documents and Delaware law, could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.

Under our license and collaboration agreement with Sanofi, in the event we are acquired by a top 25 pharmaceutical company based on market capitalization at the time of such acquisition, Sanofi has the option to exclusively develop and commercialize licensed products to treat Pa-infected patients with CF or bronchiectasis patients worldwide, which would limit the amount of revenue we could generate from the commercialization of those licensed products to the amounts Sanofi would be required to pay pursuant to their agreement with us. In addition, our agreement with Sanofi prohibits us or an acquiror of us from developing or commercializing any other anti-Pa antibody except with respect to any anti-Pa antibody of the acquiror existing on the date of acquisition and developed thereafter. Accordingly, these provisions may discourage or prevent certain pharmaceutical companies from seeking to acquire us.

In addition, we are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay, or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws:

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	do not provide stockholders with the ability to cumulate their votes; and

•	require advance notification of stockholder nominations and proposals.

We are an emerging growth company and the extended transition period for complying with new or revised financial accounting standards and reduced disclosure and governance requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We plan to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments not previously approved, exemption from the requirement of auditor attestation in the assessment of our internal control over financial reporting and exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). If we do, the information that we provide stockholders may be different than what is available with respect to other public companies.

Investors could find our common stock less attractive because we will rely on these exemptions, which may make it more difficult for investors to compare our business with other companies in our industry. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, it may be difficult for us to raise additional capital as and when we need it. If we are unable to do so, our financial condition and results of operations could be materially and adversely affected.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) December 31, 2017, the end of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement filed under the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “anticipate,” “project,” “target,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;

•	our anticipated growth strategies;

•	our expectations regarding competition;

•	the anticipated trends and challenges in our business and the market in which we operate;

•

the timing and success of preclinical studies and clinical trials conducted by us and our development partners, including the timing of Sanofi’s initiation of a Phase 2b clinical trial of our KB001-A product candidate for Pa VAP, and our expectations as to the timing of enrollment and availability of clinical data;

•	the ability to obtain and maintain regulatory approval of our product candidates, and the labeling for any approved products;

•	the scope, progress, expansion, and costs of developing and commercializing our product candidates;

•	the size and growth of the potential markets for our product candidates and the ability to serve those markets;

•	the rate and degree of market acceptance of any of our product candidates;

•	our ability to establish and maintain development partnerships;

•	our ability to attract or retain key personnel;

•	our expectations regarding federal, state and foreign regulatory requirements;

•	regulatory developments in the United States and foreign countries;

•	our ability to obtain and maintain intellectual property protection for our product candidates; and

•	our use of proceeds from this offering.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we assume no obligation to update these statements publicly, or to update the reasons actual results could differ materially from those anticipated in these statements, even if new information becomes available in the future.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

Unless required by United States federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 8,250,000 shares of common stock in this offering will be approximately $62.1 million, assuming an initial public offering price of $8.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to the public equity markets and increase our visibility in our markets. We intend to use the net proceeds of this offering primarily to develop and advance our product candidates through clinical trials, as well as for working capital and general corporate purposes.

The amounts and timing of any expenditures will vary depending on: the type, number, costs, and results of the product candidate development programs which we are pursuing or may choose to pursue in the future; the scope, progress, expansion, costs, and results of our clinical trials; the amounts and timing of any contingent payments from Sanofi; competitive and technological developments; and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations; however, we cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. In addition, pursuant to our loan and security agreement with MidCap Financial, we are prohibited from paying cash dividends without the prior consent of MidCap Financial, subject to certain exceptions. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 12,968,036 shares of our common stock immediately prior to the completion of this offering, assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus; (ii) the expiration of a warrant to purchase shares of Series E convertible preferred stock outstanding as of September 30, 2012; (iii) the conversion of our warrant exercisable for Series B-2 convertible preferred stock into a warrant for common stock immediately prior to the completion of this offering; (iv) the related reclassification of convertible preferred stock warrant liabilities to additional paid-in capital; and (v) the amendment and restatement of our certificate of incorporation in connection with the completion of this offering; and

•

on a pro forma as adjusted basis to reflect, in addition, the sale by us of the 8,250,000 shares of common stock offered by us in this offering, excluding the underwriters’ option to purchase additional shares of our common stock in this offering, at an assumed initial public offering price of $8.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The sale of our common stock in this offering within the price range set forth on the cover of this prospectus will trigger the weighted average anti-dilution provisions set forth in our amended and restated certificate of incorporation currently in effect. Assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.06,1.10 and 1.11, respectively. If our initial public offering price is $9.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.04, 1.08 and 1.10, respectively. If our initial public offering price is $8.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.08, 1.12 and 1.13, respectively.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the number of shares offered by us, and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	September 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted (1)
(in thousands, except share and per share information)		(unaudited)
Notes payable	$4,815	$4,815	$4,815
Convertible preferred stock warrant liabilities	584	—	—

Convertible preferred stock, $0.001 par value: 60,152,555 shares authorized, 12,329,330 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	102,023	—	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 80,000,000 shares authorized, 2,167,041 shares issued and outstanding, actual; 47,500,000 shares authorized, 15,135,077 shares issued and outstanding, pro forma; 47,500,000 shares authorized, 23,385,077 shares issued and outstanding, pro forma as adjusted	2	15	23
Accumulated other comprehensive income	11	11	11
Additional paid-in capital	3,083	105,677	167,777
Accumulated deficit	(86,570)	(86,570)	(86,570)

Total stockholders’ (deficit) equity	(83,474)	19,133	81,241

Total capitalization	$23,948	$23,948	$86,056

(1)	A $0.50 increase or decrease in the assumed initial public offering price of $8.50 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity, and total capitalization by $3.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of the pro forma as adjusted additional paid-in capital, total stockholders’ equity, and total capitalization by $7.9 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

In the table above, the number of shares of common stock outstanding as of September 30, 2012 does not include:

•	1,057,468 shares issuable upon the exercise of stock options outstanding as of September 30, 2012 with a weighted average exercise price of $2.39 per share;

•	38,997 shares issuable upon the exercise of a warrant for Series B-2 convertible preferred stock outstanding as of September 30, 2012, with an exercise price of $5.13 per share;

•	2,122,035 shares reserved for issuance as of September 30, 2012 under our 2012 Equity Incentive Plan; and

•

168,469 shares reserved for issuance as of September 30, 2012 under our 2012 Employee Stock Purchase Plan, which will go into effect upon the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock after this offering. As of September 30, 2012, our historical net tangible book value was $(83.5) million, or $(38.53) per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the number of outstanding shares of our common stock. As of September 30, 2012, our pro forma net tangible book value was $19.1 million, or $1.26 per share, based upon 15,135,077 shares outstanding as of that date. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of outstanding shares of our common stock, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 12,968,036 shares of our common stock effective immediately prior to the completion of this offering, assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus; (ii) the expiration of a warrant to purchase 33,032 shares of Series E convertible preferred stock outstanding as of September 30, 2012; (iii) the conversion of our warrant exercisable for Series B-2 convertible preferred stock into a warrant for common stock immediately prior to the completion of this offering; (iv) the related reclassification of convertible preferred stock warrant liabilities to additional paid-in capital; and (v) the amendment and restatement of our certificate of incorporation in connection with the completion of this offering.

After giving effect to the sale by us of the 8,250,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been approximately $81.2 million, or $3.47 per share. This represents an immediate increase in pro forma net tangible book value of $2.21 per share to existing stockholders and an immediate dilution of $5.03 per share to investors participating in this offering at the assumed initial public offering price. Dilution per share to investors participating in this offering is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share to be paid by investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.50
Historical net tangible book value per share as of September 30, 2012	$(38.53)
Increase attributable to the pro forma adjustments described above	39.79

Pro forma net tangible book value per share as of September 30, 2012, before the issuance and sale of shares in this offering	1.26
Increase per share attributable to the issuance of shares in this offering	2.21

Pro forma as adjusted net tangible book value per share after this offering		3.47

Dilution per share to investors participating in this offering		$5.03

A $0.50 increase or decrease in the assumed initial public offering price of $8.50, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $0.18 per share and the dilution to investors participating in this offering by $0.31 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $0.18 per share and decrease the dilution to investors participating in this offering by $0.17 per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $0.20 per share and increase the dilution to investors participating in this offering by $0.20 per share, assuming that the initial public offering price is $8.50 per share, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $3.70 per share, and the dilution to investors participating in this offering would be $4.80 per share.

The following table summarizes as of September 30, 2012, on a pro forma as adjusted basis, the difference between our existing stockholders and the purchasers of shares of our common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us, based on an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	15,135,077	65%	$106,178,364	60%	$7.32
Investors participating in this offering	8,250,000	35%	70,125,000	40%	$8.50

Total	23,385,077	100%	$176,303,364	100%

A $0.50 increase or decrease in the assumed initial public offering price of $8.50, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors participating in this offering by $4.1 million and increase or decrease, as applicable, the percentage of total consideration paid by such investors by 2%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the number of shares of our common stock held by existing stockholders will decrease to approximately 61% of the total number of shares of our common stock after this offering, and the number of shares of our common stock held by investors participating in this offering will increase to 9,487,500, or 39% of the total number of shares of our common stock after this offering.

The discussion and tables above exclude:

•	1,057,468 shares issuable upon the exercise of stock options outstanding as of September 30, 2012 with a weighted average exercise price of $2.39 per share;

•	38,997 shares issuable upon the exercise of a warrant for Series B-2 convertible preferred stock outstanding as of September 30, 2012, with an exercise price of $5.13 per share;

•	2,122,035 shares reserved for issuance as of September 30, 2012 under our 2012 Equity Incentive Plan; and

•

168,469 shares reserved for issuance as of September 30, 2012 under our 2012 Employee Stock Purchase Plan, which will go into effect upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that any outstanding options or our Series B-2 convertible preferred stock warrant is exercised, investors participating in this offering will experience further dilution.

In addition, the sale of our common stock in this offering within the range set forth on the cover page of this prospectus will trigger the weighted average anti-dilution provisions set forth in our amended and restated certificate of incorporation currently in effect. Assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.06,1.10 and 1.11, respectively. If our initial public offering price is $9.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.04, 1.08 and 1.10, respectively. If our initial public offering price is $8.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.08, 1.12 and 1.13, respectively.

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of approximately $15.0 million of shares of our common stock, or 1,765,705 shares based upon an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by these stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the accompanying notes appearing at the end of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2011 and 2012 and the selected consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
(in thousands, except share and per share information)				(unaudited)
Consolidated Statement of Operations Data:
Contract revenue	$589	$17,712	$20,255	$14,386	$6,080

Operating expenses:
Research and development	22,862	18,893	18,512	15,070	14,238
General and administrative	5,190	4,942	4,010	3,203	3,392

Total operating expenses	28,052	23,835	22,522	18,273	17,630

Loss from operations	(27,463)	(6,123)	(2,267)	(3,887)	(11,550)

Other income (expense):
Interest income, net	291	108	43	36	35
Other income (expense), net	348	915	(8)	(43)	(297)

Loss before benefit for income taxes	(26,824)	(5,100)	(2,232)	(3,894)	(11,812)
Benefit for income taxes	(19)	—	—	—	—

Net loss	$(26,805)	$(5,100)	$(2,232)	$(3,894)	$(11,812)

Basic and diluted net loss per common share (1)	$(18.89)	$(3.02)	$(1.15)	$(2.03)	$(5.71)

Weighted average common shares outstanding used to calculate basic and diluted net loss per common share (1)	1,419,066	1,689,894	1,933,672	1,921,705	2,070,013

Pro forma basic and diluted net loss per common share (unaudited) (1)			$(0.17)		$(0.84)

Weighted average common shares outstanding used to calculate pro forma basic and diluted net loss per common share (unaudited) (1)			12,590,702		13,592,806

(1)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share, the unaudited pro forma basic and diluted net loss per common share and the weighted average common shares outstanding used to calculate the per share amounts.

	As of December 31,		As of September 30, 2012
	2010	2011
(in thousands)			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$33,754	$17,847	$24,739
Working capital	16,121	10,496	21,658
Total assets	35,984	19,347	28,278
Notes payable	—	—	4,815
Convertible preferred stock warrant liabilities	69	117	584
Convertible preferred stock	83,178	83,178	102,023
Accumulated deficit	(72,526)	(74,758)	(86,570)
Total stockholders’ (deficit) equity	(70,403)	(72,345)	(83,474)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on monoclonal antibody therapeutics for diseases that are a significant burden to society and patients and their families. We have a portfolio of patient-targeted, first-in-class antibodies using our Humaneered® antibody technology to treat serious medical conditions with a primary clinical focus on respiratory diseases and cancer. Our principal pharmaceutical product candidates at the clinical development stage are:

•

KB001-A, a Humaneered®, PEGylated, anti-PcrV Fab’ antibody that is being developed for the prevention and treatment of Pa infections in mechanically ventilated patients and CF patients with chronic Pa infections;

•	KB003, a Humaneered® anti-GM-CSF monoclonal antibody that is being developed for the treatment of severe asthma inadequately controlled by corticosteroids; and

•	KB004, a Humaneered® monoclonal antibody directed against EphA3 which has the potential to offer a novel approach to treating both hematologic malignancies and solid cancer tumors.

In January 2010, we entered into an agreement with Sanofi pursuant to which we granted to Sanofi an exclusive worldwide license to develop, manufacture, and commercialize antibodies directed against the PcrV protein of Pa (including KB001-A) for all indications, and Sanofi is solely responsible for research, development, manufacturing, and commercialization. As part of this agreement, we retain the right to develop and promote KB001-A for Pa in CF or bronchiectasis patients. Sanofi is focusing its clinical development on prevention of Pa VAP. Pursuant to the agreement, we received an initial upfront payment of $35 million and an additional $5 million payment in August 2011 that were recognized as revenue through June 30, 2012. We have the potential to receive additional contingent payments aggregating up to $250 million upon achievement by Sanofi of certain clinical, regulatory and commercial events, together with tiered royalties based upon global net sales of licensed products. However, there can be no assurances that Sanofi will continue to further develop KB001-A or achieve the events that will trigger the contingent payments. As a result, we may not recognize any additional revenue from this arrangement. We are conducting a Phase 2 clinical trial in CF patients infected with Pa. As part of Sanofi’s clinical development plan for Pa VAP, Sanofi is conducting a Phase 1 clinical study in healthy volunteers to evaluate higher doses than those that we previously tested. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A for the prevention of Pa VAP.

We initiated a 180 patient randomized, double-blind, placebo-controlled Phase 2 clinical trial for KB001-A in CF patients with chronic Pa infections in January 2013. In August 2012, we initiated a 150 patient, randomized, double-blind, placebo-controlled, monthly-dose, intravenous Phase 2 clinical trial for KB003 in patients with severe asthma inadequately controlled by corticosteroids. KB004 is in Phase 1 clinical testing for hematological malignancies. We believe the net proceeds from this offering, together with our cash, cash equivalents, and marketable securities, and our borrowing capacity pursuant to the loan and security agreement we entered into with MidCap Financial in September 2012, will be sufficient to complete our KB001-A and KB003 Phase 2 clinical trials as currently projected. If the KB001-A and KB003 Phase 2 clinical trials are successful, we will need to raise additional capital in order to further advance our product candidates towards regulatory approval.

We licensed our proprietary Humaneered® antibody technology to Novartis in 2007 on a non-exclusive basis and received a license fee of $30 million. We are not currently actively pursuing the license of our Humaneered® technology to third parties and we are not expecting to receive future revenue from additional licenses to this technology.

From the date we commenced our operations through 2006, our efforts focused primarily on research, development, and the advancement of our Humaneered® antibody technology. In 2006, we commenced our first clinical trial. We have incurred significant losses to date and, as of September 30, 2012, we had an accumulated deficit of $86.6 million. We have funded our operations primarily through private placements of our equity securities, contract revenue in connection with our collaborations, and grants and borrowings under equipment financing arrangements and our loan and security agreement. As of September 30, 2012, we had cash, cash equivalents, and marketable securities of $24.7 million. We expect to continue to incur net losses as we develop our drug candidates, expand clinical trials for our drug candidates currently in clinical development, expand our research and development activities, expand our systems and facilities, seek regulatory approvals, and engage in commercialization preparation activities in anticipation of FDA approval of our drug candidates. Specifically, we have incurred, and we expect to continue to incur, substantial expenses in connection with our Phase 2 clinical trials for KB003 in severe asthma patients inadequately controlled by cortiscosteroids and for KB001-A in CF patients with chronic Pa infections. In addition, if a product is approved for commercialization, we will need to expand our organization. Significant capital is required to launch a product and many expenses are incurred before revenue is received. We are unable to predict the extent of any future losses or when we will become profitable, if at all.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances and review our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We are an emerging growth company under the JOBS Act. Emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our contract revenue is generated primarily through research and development collaboration agreements, which may include nonrefundable, non-creditable upfront fees, funding for research and development efforts, and milestone or other contingent payments for achievements with regards to our licensed products. We have not materially modified any previous collaboration agreements or entered into any new agreements in 2011 or 2012, nor have we received any milestone payments in 2011 or 2012. Therefore, all collaboration agreements have been accounted for in accordance with the accounting guidance applicable to such arrangements prior to our adoption of Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, and ASU 2010-17, Revenue Recognition—Milestone Method.

We recognize revenue when persuasive evidence of an arrangement exists; transfer of technology has been completed, services have been performed or products have been delivered; the fee is fixed and determinable; and collection is reasonably assured.

For multiple element arrangements, we evaluate whether the components of each arrangement are to be accounted for as separate units of accounting based on certain criteria. Upfront payments for licensing our intellectual property to date have not been separable from the activity of providing research and development services because the license has not been assessed to have stand-alone value separate from the research and development services provided. Such upfront payments are recorded as deferred revenue in the balance sheet and are recognized as contract revenue over the contractual or estimated substantive performance period, which is consistent with the term of the research and development obligations contained in the research and development collaboration agreement.

Payments resulting from our research and development efforts under license agreements are recognized as the activities are performed and are presented on a gross basis. Revenue is recorded gross because we act as a principal, with discretion to choose suppliers, bear credit risk, and perform part of the services.

Substantive, at-risk milestone payments are recognized as revenue when the milestone is achieved and collectability is reasonably assured. When contingent payments are not for substantive and at-risk milestones, revenue is recognized over the estimated remaining term of the related service period or, if there are no continuing performance obligations under the arrangement, upon receipt provided that collection is reasonably assured and other revenue recognition criteria have been satisfied.

Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing contracts and purchase orders, reviewing the terms of our license agreements, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees to:

•	contract research organizations and other service providers in connection with clinical studies;

•	contract manufacturers in connection with the production of clinical trial materials; and

•	vendors in connection with preclinical development activities.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period. Adjustments to prior period estimates have not been material for each of the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012.

Stock-Based Compensation

We expense stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value-based measurement of the awards and considering estimated forfeiture rates. For stock-based compensation awards to non-employees, we re-measure the fair value-based measurement of the non-employee awards at each reporting period prior to vesting and finally at the vesting date of the award. Changes in the estimated fair value-based measurement of these non-employee awards are recognized as compensation expense in the period of change.

Determining the appropriate fair value-based measurement of stock-based awards requires the use of subjective assumptions. In the absence of a public trading market for our common stock, we conducted periodic assessments of the valuation of our common stock. These valuations were performed concurrently with the achievement of significant milestones, with major financing transactions or when prior valuations became stale under Section 409A of the Internal Revenue Code. The determination of the fair value-based measurement of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other subjective variables. These other variables include the expected term of the options, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair Value of our Common Stock: Because our stock is not publicly traded, we must estimate its fair value, as discussed in “Common Stock Valuations” below.

•

Expected Term: We do not believe we are able to rely on our historical exercise and post-vesting termination activity to provide accurate data for estimating the expected term for use in determining the fair value-based measurement of our options. Therefore, we have opted to use the “simplified method” for estimating the expected term of options.

•

Volatility: As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the biopharmaceutical industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate: The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected time to liquidity.

•	Dividend Yield: We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. Forfeitures are estimated such that we only recognize expense for those shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates.

For the years ended December 31, 2009, 2010, and 2011, stock-based compensation expense was $0.3 million, $0.3 million, and $0.2 million, respectively. For the nine month periods ended September 30, 2011 and 2012, stock-based compensation expense was $0.2 million and $0.6 million, respectively. As of December 31, 2011 and September 30, 2012, we had approximately $0.2 million and $1.8 million, respectively, of total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 2.6 years and 3.3 years, respectively.

If any of the assumptions used in a Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Common Stock Valuations

The fair value of the common stock underlying our stock options and restricted stock was determined at each grant date by our board of directors and supported by periodic independent third-party valuations. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. All stock awards previously granted or to be granted in the future were or are expected to be exercisable at the grant date fair value of the underlying common stock, although the assumed fair value of our common stock as of July 31, 2012 was retrospectively, for purposes of recording stock-based compensation expense, determined to be $11.36 per share when the exercise price of options granted on that date, based upon the most recent independent third-party valuation available at the grant date, is $4.74 per share. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The methodology used by the third-party valuation specialists to determine the fair value of our common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the Option Pricing Method or the probability-weighted expected return model. The assumptions used in the valuation model to determine the fair value of our common stock as of the date of each option and restricted stock award are based on numerous objective and subjective factors combined with management judgment including the following:

•	progress of research and development activities;

•	our operating and financial performance;

•	market conditions;

•	developmental milestones achieved;

•	sales of our convertible preferred stock in arms-length transactions;

•	business risks; and

•	management and board experience.

We have granted stock options during the period from January 1, 2011 through September 30, 2012 as summarized below:

	Number of Shares Subject to Options Granted	Exercise Price	Estimated Fair Value of Common Stock Used to Determine Stock-Based Compensation Expense	Estimated Total Fair-Value-Based Measurement of Options Granted
				(in thousands)
January 26, 2011	92,939	$1.46	$1.46	$76
April 5, 2011	140,391	1.46	1.46	115
July 19, 2011	91,255	1.46	1.46	75
March 12, 2012	66,967	2.17	2.17	79
July 31, 2012	349,574	4.74	11.36	$2,851

We also granted restricted stock awards during the period from January 1, 2011 through September 30, 2012 as summarized below:

	Number of Shares Subject to Awards Granted	Fair Value Estimate per Common Share	Estimated Total Fair-Value-Based Measurement of Awards Granted
			(in thousands)
January 26, 2011	72,441	$1.46	$106

Management and our board of directors performed valuation analyses with the assistance of independent valuation specialists to determine the then current fair value of our common stock. To facilitate these valuation analyses, we developed projections of our future revenues and operating expenses. Key assumptions reflected in the income approach calculations included the anticipated timing of a potential liquidity event, the estimated volatility of our common stock, the discount rate applied to the future cash flows and the discount for lack of marketability of our common stock. The estimated fair value of our common stock and the related income approach assumptions are set forth below for each of the valuations performed as of November 30, 2010 and 2011:

	November 30,
	2010	2011
Common Stock Value per Share	$1.46	$2.17
Time to Liquidity (in years)	0.5	2.0
Volatility	57%	53%
Discounted Cash Flow Discount Rate	14%	14%
Risk-Free Interest Rate	0.21%	0.25%
Marketability Discount Rate	20%	27%

For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

A valuation was performed by management and our board of directors with the assistance of an independent valuation specialist as of November 30, 2010 that determined the fair value of our common stock to be $1.46 per share. This valuation was performed in accordance with applicable elements of the technical practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid. Given our current stage of development, risks and considering we are not expected to realize any revenues from our three products in the near future, the market approach is not practical for application. Furthermore, the applicability of the Guideline Public Companies Trading Multiples Approach is limited due to lack of close comparable guideline public companies in terms of business description, size, business model, stage of development and risks. Accordingly, the income approach was used. For the income approach, the specialist utilized the capital asset pricing model to estimate the rate of return required by investors. To facilitate the valuation, we prepared a discounted cash flow analysis by developing projections of revenues and operating expenses and the specialist used a weighted-average cost of capital of 14%, which takes into consideration a company specific risk premium, market risk premium and an assumed risk free rate of return. We applied a marketability discount of 20%. In calculating the marketability discount as of November 30, 2010 using the same commonly-applied industry model as in our previous valuations, we made the following assumptions: 0.5 year period of restriction; 57% volatility metric using a 50:50 weighting of historical volatility and implied volatility; a 0% dividend yield as a percentage of stock price; and a risk-free interest rate of 0.21%. We used a time to liquidity of 0.5 years as we anticipated at the time of the valuation that we were likely to be acquired by companies interested in our programs and technology. The volatility factor used was estimated by taking the average historic price volatility for publicly traded industry peers based on daily price observations over the period. The risk-free interest rate was based on the yields of U.S.

Treasury securities with maturities similar to the time to liquidity. A marketability discount is used to reflect that private company securities are generally less liquid than public company securities. Based on the income approach valuation analyses, our board of directors determined the fair value of our common stock at November 30, 2010 to be $1.46 per share. No significant events occurred between the common stock valuation date of November 30, 2010 and the stock option grant date of July 19, 2011.

To provide a reasonable estimate of the fair value of our common stock as of November 30, 2011, an independent valuation specialist prepared an updated discounted cash flow analysis, based on updating our revenue and operating expense projections for changes in product candidates, including our decision to pursue the asthma market for our KB003 program in a Phase 2 study rather than RA, as well as an assessment of industry and market trends and risks associated with achieving success, including our declining cash balances. For the income approach, the specialist utilized the capital asset pricing model to estimate the rate of return required by investors. In performing the valuation, a weighted-average cost of capital of 14% was applied to the projections, which takes into consideration a company specific risk premium, market risk premium and an assumed risk free rate of return. A marketability discount of 27% was applied using the same commonly-applied industry model as in our previous valuations. In the second half of 2011, because we did not receive any further acquisition interest from other companies, we continued to focus our development efforts on our programs and initiated Series E convertible preferred stock fund raising efforts. Accordingly, we modified our estimated time to liquidity to 2.0 years, when we estimated that we would have data from one or both of our trials for the KB001-A program for treating CF patients infected with Pa and KB003 for treating patients with severe asthma not adequately controlled by corticosteroids, which could attract potential acquirers and new partners or possibly lead to an initial public offering of our common stock. The volatility factor used was estimated by taking the average historic price volatility for publicly traded industry peers based on daily price observations over the period. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities with similar time to liquidity. The marketability discount is used to reflect that private company securities are generally less liquid than public company securities. Based on the income approach valuation analyses, our board of directors determined the fair value of our common stock at November 30, 2011 to be $2.17 per share. No significant events occurred between the common stock valuation date of November 30, 2011 and the stock option grant date of March 12, 2012.

To provide a reasonable estimate of the fair value of our common stock as of May 2, 2012, the fair value was calculated by an independent valuation specialist by allocating the total enterprise value to the various securities, including convertible preferred stock warrants, within our capital structure using the probability-weighted expected return method (PWERM). The change to the PWERM model reflected our continued development, including the close of our Series E convertible preferred stock financing. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. The PWERM estimates our value under each of three possible future scenarios: IPO, stay private and liquidation. In the non-IPO scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate the aggregate liquidation preferences. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock and warrants, which may cause each share class to have a higher relative value per share than under the non-IPO scenario. The value per share under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the fair value per share for each share class. The PWERM valuation used a risk-adjusted discount rate of 14%, a non-marketability discount rate of 23% and an estimated time to a liquidity event of 13-24 months. The expected outcomes were weighted more towards an IPO (60%), with a lower weighting for remaining private (30%), and a lower weighting for a sale (10%). The fair values of the enterprise determined using the IPO and non-IPO scenarios were weighted according to our estimate of the probability of each scenario. Based on the PWERM model, our board of directors determined the fair value of our common stock at May 2, 2012 to be $4.74 per share.

To provide a reasonable estimate of the fair value of our common stock as of September 30, 2012, the fair value was also calculated by an independent valuation specialist by allocating our total enterprise value to the various securities, including convertible preferred stock warrants, within our capital structure using the PWERM. The PWERM valuation used a risk-adjusted discount rate of 12%, a non-marketability discount rate of 14.2% and an estimated time to a liquidity event of 2 to 17 months. The expected outcomes were weighted more towards an IPO (80%) with a lower weighting for remaining privately held (20%) compared to the May 2, 2012 valuation as we became a public reporting company in August 2012, engaged investment bankers and filed our Registration Statement on Form S-1 on October 5, 2012. The fair value of the enterprise determined using the IPO and non-IPO scenarios were weighted according to our estimate of the probability of each scenario. Based on the PWERM model, our board of directors determined the fair value of our common stock at September 30, 2012 to be $11.36 per share reflecting an increase in the likelihood of an IPO based on management’s estimate and a shorter estimated time to a liquidity event, as well as progress towards initiation of our Phase 2 trial for severe asthma in August 2012. Retrospectively, for purposes of recording stock-based compensation expense, due to the lack of significant events occuring between July 31, 2012 and the valuation date of September 30, 2012, the Company determined that the assumed fair value of the Company’s common stock was $11.36 per share as of July 31, 2012. The report of the independent valuation specialist and this determination were not available until October 2012.

Results of Operations

General

We have not generated net income from operations, except for the year ended December 31, 2007 during which we recognized a one-time license payment from Novartis, and, at September 30, 2012, we had an accumulated deficit of $86.6 million primarily as a result of research and development and general and administrative expenses. While we may in the future generate revenue from a variety of sources, including license fees, milestone payments, and research and development payments in connection with strategic partnerships, our product candidates are at an early stage of development and may never be successfully developed or commercialized. Accordingly, we expect to continue to incur substantial losses from operations for the foreseeable future, and there can be no assurance that we will ever generate significant revenue or profits.

Contract Revenue

Our recent revenue is comprised primarily of collaboration agreement-related revenue. Collaboration agreement-related revenue includes license fees, payments for research and development services, and milestone and other contingent payments.

Research and Development Expenses

Conducting research and development is central to our business model. For the years ended December 31, 2009, 2010, and 2011 and the nine months ended September 30, 2011 and 2012, research and development expenses were $22.9 million, $18.9 million, $18.5 million, $15.1 million, and $14.2 million, respectively. We expense both internal and external research and development costs as incurred. We currently track the external research and development costs incurred for each of our KB001-A, KB003, and KB004 projects. We have not tracked our external costs by project since inception. We began tracking our external costs by project beginning January 1, 2008. Our external research and development expenses consist primarily of:

•	expenses incurred under agreements with contract research organizations, investigative sites, and consultants that conduct our clinical trials and a substantial portion of our preclinical activities;

•	the cost of acquiring and manufacturing clinical trial and other materials; and

•	other costs associated with development activities, including additional studies.

Internal research and development costs consist primarily of salaries and related fringe benefit costs for our employees (such as workers compensation and health insurance premiums), stock-based compensation charges, travel costs, lab supplies, and overhead expenses. Internal costs generally benefit multiple projects and are not separately tracked per project. The following table shows our total research and development expenses for the years ended December 31, 2009, 2010, 2011, for the nine months ended September 30, 2011 and 2012, and for the period from January 1, 2008 to September 30, 2012:

	Year Ended December 31,			Nine Months Ended September 30,		For the Period from January 1, 2008 to September 30, 2012
(in thousands)	2009	2010	2011	2011	2012
External costs:
KB001-A	$4,251	$1,667	$2,209	$1,764	$1,927	$17,227
KB003	4,255	2,676	1,433	1,162	5,025	20,170
KB004	4,330	4,781	5,502	4,470	2,446	17,900
Internal costs	10,026	9,769	9,368	7,674	4,840	43,671

Total research and development	$22,862	$18,893	$18,512	$15,070	$14,238	$98,968

We expect to continue to incur substantial expenses related to our development activities for the foreseeable future as we continue the Phase 2 clinical trials for our KB001-A CF program and our KB003 severe asthma program and continue our Phase 1 clinical trial for our KB004 program. As product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, we expect that our research and development expenses will increase in the future. In addition, if our product development efforts are successful, we expect to incur substantial costs to prepare for potential clinical trials and activities beyond the Phase 2 trials for KB001-A and KB003 and the Phase 1 trial for KB004.

General and Administrative Expenses

General and administrative expenses consist principally of personnel-related costs, professional fees for legal, consulting, audit and tax services, rent and other general operating expenses not otherwise included in research and development. For the years ended December 31, 2009, 2010, and 2011 and the nine months ended September 30, 2011 and 2012, general and administrative expenses were $5.2 million, $4.9 million, $4.0 million, $3.2 million, and $3.4 million, respectively. Upon the effectiveness of our registration statement on Form 10 in August 2012, we became a public reporting company under the Exchange Act. We anticipate general and administrative expenses will increase in future periods, reflecting an expanding infrastructure and increased professional fees associated with being a public reporting company.

Comparison of Nine Months Ended September 30, 2011 and 2012

	Nine Months Ended September 30,
(in thousands)	2011	2012	Variance
Contract revenue	$14,386	$6,080	$(8,306)
Operating expenses:
Research and development	15,070	14,238	832
General and administrative	3,203	3,392	(189)

Loss from operations	(3,887)	(11,550)	(7,663)
Interest income	36	35	(1)
Other income (expense), net	(43)	(297)	(254)

Net loss	$(3,894)	$(11,812)	$(7,918)

Contract revenue in each period related solely to our arrangement with Sanofi in which we licensed the KB001-A program to Sanofi in 2010. Contract revenue decreased $8.3 million, from $14.4 million for the nine months ended September 30, 2011 to $6.1 million for the nine months ended September 30, 2012. This decrease was mainly attributable to the completion of our substantive performance obligations under our agreement with Sanofi. This decrease was partially offset by an additional $1.7 million of contract revenue recognized in the 2012 period related to the $5.0 million payment received from Sanofi in August 2011 that was being recognized ratably through the completion of our substantive performance obligations under the agreement. As we have completed all of our substantive performance obligations under our agreement with Sanofi, we expect future contract revenue from Sanofi to be minimal in future periods unless we receive contingent payments or royalties under our agreement.

Research and development expenses decreased $0.8 million, from $15.1 million for the nine months ended September 30, 2011 to $14.2 million for the nine months ended September 30, 2012. This was primarily due to a $3.1 million decrease in payroll related expenses, including travel and supplies, resulting from a headcount reduction of 19 employees in our research and development organization primarily during mid to late 2011, a $1.4 million decrease in manufacturing costs, primarily for our KB004 product candidate, and a decrease of $0.3 million in sublicense fees, primarily related to a milestone payment to our sublicensee for KB001-A in 2011. This was partially offset by a $3.3 million increase related to spending for clinical trial expenses, primarily for our KB003 severe asthma program, start up activities for our KB001-A CF program, and ongoing activities for our KB004 program for hematological malignancies, as well as an increase in consulting expenses of $0.7 million to support ongoing development and clinical activities. We began enrollment of patients in a Phase 2 clinical trial for KB003 for severe asthma in the third quarter of 2012 and began enrollment of patients in a Phase 2 clinical trial for KB001-A in CF patients with chronic Pa infections in January 2013, and as a result, we expect these expenses to increase significantly.

General and administrative expenses increased $0.2 million, from $3.2 million for the nine months ended September 30, 2011 to $3.4 million for the nine months ended September 30, 2012. The increase in general and administrative expenses was primarily due to an increase of $0.5 million in legal, accounting and consulting fees related to being a public reporting company, mostly offset by a decrease of $0.3 million in personnel-related costs from a headcount reduction of five employees in our general and administrative organization primarily during mid to late 2011.

Other income (expense), net increased $0.3 million from the nine months ended September 30, 2011 primarily as a result of interest expense related to our loan and security agreement entered into in September 2012 and a revaluation of our preferred stock warrant liabilities.

Comparison of Years Ended December 31, 2010 and 2011

	Year Ended December 31,		Variance
(in thousands)	2010	2011
Contract revenue	$17,712	$20,255	$2,543
Operating expenses:
Research and development	18,893	18,512	(381)
General and administrative	4,942	4,010	(932)

Loss from operations	(6,123)	(2,267)	3,856
Interest income, net	108	43	(65)
Other income (expense), net	915	(8)	(923)

Net loss	$(5,100)	$(2,232)	$2,868

Contract revenue in each period related solely to our arrangement with Sanofi in which we licensed the KB001-A program to Sanofi in 2010. Contract revenue increased $2.5 million from the year ended December 31, 2010 to the year ended December 31, 2011. This increase was primarily attributable to an additional $5.0 million non-refundable payment received in August 2011, of which we recognized $3.3 million in contract revenue in the year ended December 31, 2011. This payment represented a second installment of the upfront fees due to us under the Sanofi agreement that was being recognized ratably through March 31, 2012, the estimated period over which our substantive performance obligations with Sanofi were expected to be completed. This increase was partially offset by a decrease of $1.0 million in reimbursements from Sanofi for our transition efforts related to the collaboration.

Research and development expenses decreased $0.4 million from the year ended December 31, 2010 to the year ended December 31, 2011. This decrease was attributable to a decrease in clinical trial costs of $0.6 million in 2011 and decreases in consulting and personnel related expenses, including salaries, travel and supplies of $0.6 million. The decrease in clinical trial costs is primarily related to higher spending for our KB003 RA program during 2010, as we discontinued the program during 2011. This decrease was partially offset by initiating patient recruitment for our KB004 Phase 1 clinical trial in 2011. The decrease in personnel related expenses was primarily attributed to a reduction of 19 employees in our research and development organization in 2011. These decreases from the year ended December 31, 2010 were partially offset by an increase in development expenses of $0.9 million as we initiated six-month toxicity studies and subcutaneous formulation feasibility work for our KB001-A CF program as well as ongoing development of flow assay and screening methods for our KB004 program.

General and administrative expenses decreased $0.9 million from the year ended December 31, 2010 to the year ended December 31, 2011. This decrease is primarily attributable to a decrease in consulting and personnel related expenses, including salaries, travel and supplies of $0.6 million from headcount reduction of 5 employees in our general and administrative organization during 2011, as well as decreases in legal expenses of $0.3 million attributable to fewer foreign patent filings for the year ended December 31, 2011.

Interest income was $43,000 for the year ended December 31, 2011 and $108,000 for the year ended December 31, 2010. The decrease was attributed to lower yields from lower investment balances in our portfolio which consisted primarily of government securities, high grade commercial paper, and money market funds.

Other expense of $8,000 for the year ended December 31, 2011 consists primarily of $48,000 related to the revaluation of our convertible preferred stock warrant liability, offset in part by foreign currency transaction gains of $40,000. Other income of $0.9 million for the year ended December 31, 2010 primarily reflects cash grants of $1.0 million received from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program. All conditions to earn the grant were completed in the year ended December 31, 2010.

Comparison of Years Ended December 31, 2009 and 2010

	Year Ended December 31,		Variance
(in thousands)	2009	2010
Contract revenue	$589	$17,712	$17,123
Operating expenses:
Research and development	22,862	18,893	(3,969)
General and administrative	5,190	4,942	(248)

Loss from operations	(27,463)	(6,123)	21,340
Interest income, net	291	108	(183)
Other income (expense), net	348	915	567
Benefit for income taxes	(19)	—	19

Net loss	$(26,805)	$(5,100)	$21,705

Contract revenue increased $17.1 million from the year ended December 31, 2009 to the year ended December 31, 2010. This increase was primarily related to the upfront payment of $35 million received from Sanofi in connection with the collaboration agreement we executed in January 2010. Of the upfront payment,

$15.4 million was recognized as revenue in 2010. We also recorded $2.3 million in contract revenue for the year ended December 31, 2010, for the development services we provided under this agreement.

Research and development expenses were $22.9 million for the year ended December 31, 2009, compared to $18.9 million for the year ended December 31, 2010. Of the $4.0 million decrease, approximately $3.4 million was attributable to the completion of our Phase 1/2 clinical trials for KB001 (the precursor antibody to KB001-A) for CF and Pa VAP and Phase 1 and Phase 1/2 clinical trials for KB002/KB003 for RA and persistent asthma in 2009. We also spent less development expenses related to our KB001 program for Pa VAP after we signed our collaboration agreement with Sanofi in January 2010, as Sanofi assumed the ongoing development costs under the terms of the agreement. The decrease in research and development expense from 2009 was also attributable to a decrease of personnel-related expenses, including salaries, travel, and supplies of $0.8 million from headcount attrition during 2010. These decreases from 2009 were partially offset by an increase of $0.6 million in 2010 for sublicense fees paid to a third party in connection with the Sanofi agreement. Additionally, during 2010, we incurred expenses due to recruiting patients for a follow-on safety run-in study for KB003 in RA.

General and administrative expenses were $5.2 million for the year ended December 31, 2009, compared to $4.9 million for the year ended December 31, 2010. The decrease from 2009 was attributed primarily to less spending for market research studies and consulting fees for our programs.

Interest income was $0.3 million for the year ended December 31, 2009 and $0.1 million for the year ended December 31, 2010. The decrease was attributed to lower yields from our investment portfolio, which in each year consisted primarily of government securities, high grade commercial paper, and money market funds.

Other income (expense), net, consisted primarily of the revaluation of our warrant liability of $0.3 million for the year ended December 31, 2009 and cash grants of $1.0 million from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program for the year ended December 31, 2010. All conditions to earn the grant were completed in the year ended December 31, 2010.

Income Taxes

As of December 31, 2011, we had net operating loss carryforwards of approximately $67.0 million to offset future federal income taxes through 2030 and approximately $66.9 million that may offset future state income taxes through 2028. Current federal and state tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change. Even if the carryforwards are available, they may be subject to annual limitations, lack of future taxable income, or future ownership changes that could result in the expiration of the carryforwards before they are utilized. At December 31, 2011, we recorded a 100% valuation allowance against our deferred tax assets of approximately $31.0 million, as at that time our management believed it was uncertain that they would be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income in the period in which we make such a determination.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our equity securities, debt financing, interest income earned on cash, cash equivalents, and marketable securities, lines of credit, and payments under agreements with Sanofi and Novartis. Between May and June 2012, we issued 1,672,300 shares of Series E convertible preferred stock at $12.11 per share, resulting in net proceeds of $18.8 million. At September 30, 2012, we had cash and cash equivalents of $6.4 million and marketable securities of $18.3 million, totaling $24.7 million. In September 2012, we entered into a loan and security agreement with MidCap Financial that provides for the borrowing of up to $15 million, of which $10 million is required to be drawn. The remaining $5 million may be drawn at our option. The loan and security agreement provides for the loan to be issued in three tranches: the first tranche of $5 million was issued in September 2012; the second tranche of $5 million was issued in December 2012; and the final tranche may be drawn at our option no later than June 2013.

The following table summarizes the private placements of our convertible preferred stock through September 30, 2012:

($ in thousands)
Issue	Year	No. Shares	Net Proceeds
Series A Convertible Preferred Stock, net	2001-2003	428,922	$1,835
Series B-1 Convertible Preferred Stock, net	2004	961,720	4,726
Series B-2 Convertible Preferred Stock, net	2004-2006	4,119,759	21,039
Series C Convertible Preferred Stock, net	2007	1,949,874	19,905
Series D Convertible Preferred Stock, net	2008-2009	3,196,755	35,673
Series E Convertible Preferred Stock, net	2012	1,672,300	18,845

		12,329,330	$102,023

As of September 30, 2012, we had approximately $24.7 million in cash, cash equivalents, and marketable securities. We expect to incur substantial expenditures in the foreseeable future for the development and potential commercialization of our product candidates. Specifically, we have incurred and we expect to continue to incur substantial expenses in connection with our Phase 2 clinical trials for KB003 in severe asthma patients inadequately controlled by corticosteroids and for KB001-A in CF patients with chronic Pa infections.

We believe our existing cash, cash equivalents, and marketable securities, along with the estimated net proceeds we expect to receive from this offering and our access to funds through the loan and security agreement we entered into with MidCap Financial in September 2012, will be sufficient to sustain operations for the next 12 months based on our existing business plan and complete our KB001-A and KB003 Phase 2 clinical trials as currently projected. If the KB001-A and KB003 Phase 2 clinical trials are successful, we will need to raise additional capital in order to further advance our product candidates towards regulatory approval.

We will continue to require additional financing to develop our products and fund operating losses. We will seek funds through equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the type, number, costs, and results of the product candidate development programs which we are pursuing or may choose to pursue in the future;

•	the scope, progress, expansion, costs, and results of our clinical trials;

•	the timing of and costs involved in obtaining regulatory approvals;

•	our ability to establish and maintain development partnering arrangements;

•	the timing, receipt and amount of contingent, royalty, and other payments from Sanofi or any of our future development partners;

•	the emergence of competing technologies and other adverse market developments;

•	the costs of maintaining, expanding, and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

•	the resources we devote to marketing, and, if approved, commercializing our product candidates;

•	the scope, progress, expansion, and costs of manufacturing our product candidates;

•	our ability to draw funds from our loan and security agreement;

•	the amount of funds we receive in this offering; and

•	the costs associated with being a public company.

If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others technologies or clinical product candidates or programs that we would prefer to develop and commercialize ourselves.

Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
(In thousands)				(unaudited)
Net cash (used in) provided by:
Operating activities	$(25,019)	$14,401	$(15,330)	$(10,704)	$(15,348)
Investing activities	5,165	(10,370)	9,732	7,738	(3,802)
Financing activities	4,988	119	34	88	22,229

Net increase (decrease) in cash and cash equivalents	$(14,866)	$4,150	$(5,564)	$(2,878)	$3,079

Operating Activities

Net cash used in operating activities was $25.0 million and $15.3 million for the years ended December 31, 2009 and 2011, respectively, and $10.7 million and $15.3 million for the nine months ended September 30, 2011 and 2012, respectively. Net cash provided by operating activities was $14.4 million for the year ended December 31, 2010. The primary use of cash in each of these periods was to fund our operations related to the development of our product candidates. The cash provided by operating activities in 2010 was primarily related to the $36.8 million received from the Sanofi collaboration as well as $1.0 million of grants received from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program. The decrease in 2011 was primarily due to a $33.6 million reduction in the change in our deferred revenue related to the Sanofi arrangement partially offset by a $2.9 million decrease in net loss. Cash used for the nine months ended September 30, 2012 increased compared to the same period in 2011, primarily due to changes in operating assets and liabilities including significant decreases in deferred revenue as we completed our activities under our Sanofi collaboration and increases in accounts payable in 2012 attributed to ongoing development and clinical trial activities.

Investing Activities

Cash used in investing activities for the years ended December 31, 2009, 2010, and 2011, and for the nine months ended September 30, 2011 and 2012, consisted primarily of the purchases of marketable securities while cash provided by investing activities consisted primarily of proceeds from maturities of marketable securities. Additionally, purchases of property and equipment for the years ended December 31, 2009, 2010, and 2011 and for the nine months ended September 30, 2011 and 2012 were $0.3 million, $0.1 million, $0.5 million, $0.5 million, and none, respectively.

Financing Activities

Cash provided by financing activities amounted to $5.0 million, $0.1 million, and $34,000 for the years ended December 31, 2009, 2010, and 2011, respectively, and $0.1 million and $22.2 million for the nine months ended September 30, 2011 and 2012, respectively. The net cash provided by financing activities in 2009 consisted primarily of the net proceeds from the issuance of convertible preferred stock. The net cash provided by financing activities for the nine months ended September 30, 2012 of $22.2 million consisted primarily of the net proceeds of $18.8 million from the issuance of convertible preferred stock and $4.8 million from the drawdown of the debt facility, partially offset by deferred costs of $1.5 million related to our proposed initial public offering.

Contractual Obligations and Commitments

We have lease obligations consisting of an operating lease for our operating facility that commenced in July 2011 and expires in June 2014, for approximately 40,000 square feet. We also sublease approximately 20,000 square feet of our leased space to third parties.

The following table summarizes our contractual obligations as of December 31, 2011:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Lease obligations	$2,981	$1,159	$1,822	$—	$—

Total	$2,981	$1,159	$1,822	$—	$—

In September 2012, we entered into a loan and security agreement with MidCap Financial providing for the borrowing of up to $15 million, of which $10 million was required to be drawn. The remaining $5 million may be drawn at our option. The loan and security agreement provides for the loan to be issued in three tranches, the first tranche of $5 million was issued in September 2012, the second tranche of $5 million was issued in December 2012, and the final tranche may be drawn at our option no later than June 2013. The loan has a monthly variable interest rate, reset each month, if applicable, as determined by adding to 600 basis points the greater of: (a) one month LIBOR or (b) 3% (the LIBOR floor). Interest on amounts outstanding are payable monthly in arrears. There is an interest only period to December 31, 2013 followed by straight-line principal payments over 36 months. At the time of final payment, we must pay an exit fee of 3% of the drawn amount. Pursuant to the loan and security agreement, we provided a first priority security interest in all existing and after-acquired assets, excluding intellectual property. In addition, the terms of the loan and security agreement provide MidCap Financial a warrant to purchase shares of our Series E convertible preferred stock equal to 4% of the amount drawn down under the facility divided by the Series E convertible preferred stock exercise price of $12.11. The warrant is exercisable for up to 10 years from the date of issuance and will expire upon the completion of this offering, if it has not been previously exercised.

The following table summarizes our contractual obligations as of September 30, 2012:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Lease obligations	$2,118	$296	$1,822	$—	$—
Notes payable	6,261	143	4,417	1,701	—

Total	$8,379	$439	$6,239	$1,701	$—

We are obligated to make future payments to third parties under in-license agreements, including sublicense fees, royalties, and payments that become due and payable on the achievement of certain development and commercialization milestones. As the amount and timing of sublicense fees and the achievement and timing of these milestones are not probable and estimable, such commitments have not been included on our balance sheet or in the contractual obligations tables above.

Indemnification

In the normal course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, we have indemnification obligations to our officers and directors for specified events or occurrences, subject to some limits, while they are serving at our request in such capacities. We have also entered into indemnification agreements with our directors, executive officers, and key employees. There have been no claims to date, and we have director and officer insurance that may enable us to recover a portion of any amounts paid for future potential claims.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, such as structured finance, special purpose entities, or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. However, since a majority of our investments are in short-term FDIC-insured government securities, corporate bonds, and money market funds, we do not believe we are subject to any material market risk exposure. The fair value of our investments, including those included in cash equivalents and marketable securities, was $17.5 million and $24.1 million as of December 31, 2011 and September 30, 2012, respectively.

We are also exposed to market risk related to fluctuations in interest rates indexed to LIBOR, which determines the variable interest payments made on our notes payable. However, we do not believe we are subject to any material market risk exposure.

Our investment policy is to limit credit exposure through diversification and investment in highly rated securities. We, along with our investment advisors, actively review current investment ratings, company specific events, and general economic conditions in managing our investments and in determining whether there is a significant decline in fair value that is other-than-temporary. We monitor and evaluate our investment portfolio on a quarterly basis for other-than-temporary impairment charges.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development of monoclonal antibody therapeutics for diseases that represent a significant burden to society and to patients and their families. Using our proprietary and patented Humaneered® antibody technology, we have produced a portfolio of patient-targeted, first-in-class, antibodies to treat serious medical conditions with a primary clinical focus on respiratory diseases and cancer. By focusing on disease-specific targets and patient selection criteria in developing these drugs, we aim to provide patients with medicines that are safe and effective and offer innovative approaches compared to current treatments. We believe that antibodies produced with our Humaneered® technology offer important clinical and economic advantages over antibodies generated by other methods, including enhanced binding activity to target epitopes and minimal immunogenicity (undesired immune response), making our antibodies potentially more suitable for chronic treatment. We seek to identify and develop products that may treat multiple indications through proof-of-concept studies, and then secure development partnerships with large pharmaceutical and biotechnology companies who will further develop and commercialize our products while we retain rights in specialty or orphan indications. We have partnered with Sanofi, the vaccines division of the Sanofi Group, to develop, manufacture, and commercialize one of our lead antibodies, KB001-A, for all human diseases and conditions caused by Pa.

We currently have three monoclonal antibodies at the clinical development stage (Figure 1). For each program, we have created a Humaneered® antibody from a mouse or chimeric (mouse-human) antibody, and customized the development candidate for specific applications:

•

Our first antibody, KB001-A (a Humaneered®, recombinant, PEGylated, anti-PcrV of Pseudomonas Fab’ antibody), is in a Phase 2 clinical trial, conducted by us, in CF patients with chronic Pa lung colonization. Clinical data are expected by mid-2014. Our partner, Sanofi, has an option to assume primary responsibility for developing and promoting KB001-A for Pa in CF or bronchiectasis patients after the completion of this Phase 2 clinical trial. As part of Sanofi’s clinical development plan for Pa VAP, Sanofi is conducting a Phase 1 clinical study in healthy volunteers to evaluate higher doses than those that we previously tested. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A in the prevention of Pa VAP.

•

Our second antibody, KB003 (a Humaneered®, recombinant, anti-granulocyte macrophage colony-stimulating factor (anti-GM-CSF) monoclonal antibody), is in a Phase 2 clinical trial in severe asthma patients inadequately controlled by corticosteroids. We plan to report data from this trial by early 2014.

•

Our third antibody, KB004 (a Humaneered®, recombinant anti-EphA3 receptor tyrosine kinase monoclonal antibody), is in the dose escalation portion of a Phase 1 clinical trial in patients with hematologic malignancies.

Clinical trials in Pa VAP and CF patients infected with Pa were completed with a precursor molecule, KB001, that showed activity in Phase 1/2 clinical studies with a single dose for both indications. KB001-A differs from KB001 by a single amino acid substitution per chain. This amino acid change is not within the antigen binding site and does not affect antigen binding. The change has been made to facilitate the PEGylation step of the production process. Similarly, KB002, the chimeric precursor molecule to KB003, showed activity with a single dose in a Phase 1/2 clinical study in persistent asthma and in a Phase 1 clinical study in RA. KB003 targets the same binding site as KB002 and has been shown to be functionally similar and generally safe in our early clinical trials.

We take a patient-targeted approach with each of our antibody programs by developing or utilizing an existing screen or diagnostic method that we believe may identify those individuals most likely to benefit from our therapies. We believe this targeted approach could result in an enhanced treatment benefit, reduce the overall risk associated with clinical development, enable our trials to be conducted with a smaller number of patients, and ultimately provide therapies that are more effective than current treatments. Collectively, our Humaneered® antibodies have been tested clinically in over 90 patients with no evidence of immunogenicity.

Figure 1

KaloBios Patient-Targeted Product Candidates

Program	Status	Expected Next Step(s)	Screen	Responsible Party
KB001-A (Anti-PcrV of Pa)

Prevention of Pa VAP	Phase 1/2 complete with KB001; high dose Phase 1 with KB001-A ongoing	Sanofi to initiate Phase 2b post-CMC development in late 2014	Pa colonization	Sanofi

CF Patients Infected with Pa	Phase 1/2 complete with KB001; Phase 2 with KB001-A ongoing	Phase 2 data expected by mid-2014	Pa infection	KaloBios subject to Sanofi option
KB003 (Anti-GM-CSF)

Severe Asthma	Phase 1/2 complete with KB002; Phase 2 with KB003 ongoing	Phase 2 data expected by early 2014	Reversibility	KaloBios
KB004 (Anti-EphA3)

Hematologic Malignancies	Phase 1 ongoing	Initiate expansion phase in third quarter of 2013	EphA3 expression	KaloBios

The growth of recombinant biologic therapeutic drugs over the last 20 years has had a dramatic impact on many areas of medicine, including infectious, inflammatory, autoimmune, and respiratory diseases, as well as hematology and oncology. The efficacy and safety of such biologic drugs have driven impressive market growth, with worldwide sales in 2011 of $140 billion according to data from the IMS Institute for Healthcare Informatics. Data from EvaluatePharma, an industry research firm, indicate that therapeutic monoclonal antibody products represent approximately 35% of the biopharmaceuticals market with 2011 global sales of greater than $48 billion and expected 2018 global sales approaching $75 billion. At least 30 antibody products have been approved by the FDA and international regulatory authorities, and more than 300 monoclonal antibodies are in various stages of clinical development. According to a 2010 statistical analysis by Tufts University, antibody products have shown a 2.5 times higher probability of successful clinical development as compared to small-molecule drugs.

While antibody therapeutics have been highly successful, current approaches to developing antibodies have faced challenges. These challenges include immunogenicity concerns and activity levels based on target epitope selection, which can affect the antibody product’s safety and efficacy profile, particularly in treating chronic illnesses. Our Humaneered® technology platform is designed to produce optimized antibodies by selecting targets specific to diseased cells, improving antibody affinity for such targets, reducing immunogenicity of such antibodies, and addressing downstream processing issues such as antibody solubility, expression, stability, and aggregation.

We have a management team with extensive antibody development experience at leading biopharmaceutical companies. Members of our management team have individual track records of successfully developing monoclonal antibodies, as well as successfully launching respiratory and cancer products, including Rituxan®, Tysabri®, Nexavar®, Xolair®, Betaseron®, Fludarabine®, Cimzia®, Mylotarg®, and Bexxar®. Since our inception, we have raised approximately $102 million in equity capital from well-respected venture capital and strategic investors. We have also generated over $70 million in non-dilutive capital from our collaborations.

Our Product Candidates

KB001-A in Development for the Prevention and Treatment of Pa VAP and Pa Infection in CF Patients

KB001-A is in development for the prevention and treatment of infections caused by Pa, a gram-negative bacteria that can cause pneumonia in mechanically ventilated patients and chronic respiratory infections in individuals with CF. Both of these indications represent a significant market opportunity for KB001-A. Mechanical ventilation is the fifth most common procedure in the United States and patients with Pa VAP have a high mortality rate, with greater hospital utilization costs than mechanically ventilated patients without pneumonia. In individuals with CF, chronic pulmonary infection by Pa is a leading contributor to respiratory deterioration that ultimately leads to respiratory failure and death.

The only currently approved treatments for Pa infections are antibiotics, and, while antibiotics may be effective, mortality and morbidity remain high due to Pa antibiotic resistance. Unlike antibiotics that attack and kill Pa, KB001-A is designed to neutralize Pa pathogenicity allowing the body’s natural immune system to kill and clear the bacteria. As a result, we believe this novel approach to preventing and treating Pa infections is not subject to the drug resistance mechanisms that affect antibiotics. KB001-A is being developed for hospitalized patients on mechanical ventilation susceptible to Pa (>48 hours on mechanical ventilation) as a single intravenous dose of KB001-A to prevent Pa VAP, as well as for CF patients infected with Pa as a subcutaneous dose of KB001-A suitable for chronic use.

In January 2010, we entered into an agreement with Sanofi pursuant to which we granted to Sanofi an exclusive worldwide license to develop and commercialize antibodies directed against the PcrV protein of Pa (including KB001-A) for all indications. As part of this agreement, we have retained responsibility for developing and promoting the product for the diagnosis, treatment and/or prevention of Pa in patients with CF or bronchiectasis. Sanofi has an option to assume primary responsibility for developing and promoting KB001-A for Pa infection in CF or bronchiectasis patients upon the completion of our Phase 2 clinical trial.

As part of Sanofi’s clinical development plan for Pa VAP, Sanofi is conducting a Phase 1 clinical study in healthy volunteers to evaluate higher doses than those that we previously tested. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A in the prevention of Pa VAP. Because Sanofi has exclusive rights for the development of KB001-A for the prevention of Pa VAP, we do not have control over the conduct or timing of the studies for this indication.

We launched a 180 patient, 16-week, randomized, placebo-controlled, repeat-dose, intravenous Phase 2 clinical trial for the treatment of Pa in CF patients with chronic Pa infections, to investigate the efficacy and safety of intravenous KB001-A, in January 2013 with data expected by mid-2014. The primary endpoint will be time to need for antibiotics to treat worsening of respiratory tract signs and symptoms, with secondary endpoints of changes in inflammatory markers, respiratory symptoms, subject-reported outcomes, changes in FEV1, PK, safety, and tolerability. We plan to use this trial to support pivotal trials of a subcutaneous formulation of KB001-A. We believe that a subcutaneous formulation will be commercially more attractive and convenient for the patient in the chronic setting. We anticipate that two Phase 3 trials as well as a subcutaneous bridging study will be required for registration of KB001-A in Pa-infected CF patients. We expect that the pivotal program would be dose ranging in nature and designed to support the approval of subcutaneous KB001-A for the management of respiratory Pa infection, either as a monotherapy or in combination with inhaled antibiotics. We anticipate that exacerbation will be the primary endpoint for these studies; however, the design of these studies is dependent on discussions with the FDA and other regulatory authorities.

KB003 in Development for the Treatment of Severe Asthma

We are developing our second antibody, KB003, for the treatment of severe asthma inadequately controlled by corticosteroids, an indication that currently has limited treatment options. KB003 may provide a clinical and commercial advantage by treating the two forms of asthma: allergic and non-allergic. We are targeting the severe asthma population, which represents approximately 5% to 10% of the total asthma population of approximately 300 million people worldwide. Severe asthma is associated with more frequent exacerbations than mild to moderate asthma and is responsible for approximately 50% of the economic costs associated with asthma. In addition, KB003 may provide a clinical and commercial advantage by treating the two forms of asthma: allergic and non-allergic.

In August 2012, we initiated a 150 patient, randomized, double-blind, placebo-controlled, monthly-dose, intravenous Phase 2 clinical trial in adults with severe asthma inadequately controlled by corticosteroids. Subjects are being pre-screened for “reversibility”, or a demonstrated FEV1 bronchodilator response of ≥12% from baseline, as this patient segment showed a positive trend in responding to our precursor antibody in our Phase 1/2 clinical study in persistent asthma. The primary endpoint will be change in FEV1. Secondary endpoints include exacerbation, effect on asthma control, asthma symptoms, use of rescue therapy, and safety. We anticipate fully enrolling subjects in this trial in the third quarter of 2013 and reporting data by early 2014. We plan to conduct a bridging study to switch from an intravenous formulation to a subcutaneous formulation in parallel with our Phase 2 clinical study. We believe that a subcutaneous formulation will be commercially more attractive and convenient for the patient. After successful completion of these studies, we plan to conduct two Phase 2/3 trials with the subcutaneous formulation of KB003 that will be designed to support regulatory approval for the treatment of severe asthma inadequately controlled by corticosteroids. We expect these studies to be dose-ranging in design. We anticipate that exacerbation will be the primary endpoint for these studies; however, the design of these studies is dependent upon future discussions with the FDA and other regulatory authorities.

KB004 in Development for the Treatment of Hematologic Malignancies

Our third antibody, KB004, is directed against EphA3 receptor tyrosine kinase, an oncofetal antigen involved in the positioning of cells during fetal development and re-expressed on the surface of hematologic and solid tumor cells and the stem cell microenvironment, but not on normal cells. As a result, KB004 may have the potential to kill cancer cells and disrupt the stem cell microenvironment, providing for long-term responses while sparing normal cells. Thus, we believe KB004 represents a novel approach to treating both hematologic malignancies and solid tumors. Cancer is among the leading causes of death worldwide and the second leading cause of death in the United States. The National Institutes of Health estimates that the annual cost of medical treatment for cancer will be over $155 billion in the year 2020.

We are currently conducting the dose escalation portion of a Phase 1 clinical trial in hematologic malignancies for KB004. The study is designed to be composed of subjects with hematologic malignancies, including subjects with AML, CML, MDS, MPN, MM, CLL, and ALL unresponsive to standard of care or unsuitable for such treatment, and is designed as a dose-escalation study to determine a MTD, and the safety and PK profile for KB004. Doses will be escalated until a MTD is determined, defined as a dose level with < 33% of subjects experiencing a DLT. We are currently in the fourth level dose cohort, and the MTD has not yet been reached. We continue to enroll patients in our dose escalation study and hope to initiate the expansion portion of this trial, which will pre-screen subjects for EphA3 expression and assess the activity of KB004, in the third quarter of 2013.

Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of first-in-class, patient-targeted, monoclonal antibody therapeutics that address serious medical needs. Key elements of our strategy are to:

•

Advance the clinical development of our lead product candidates, KB001-A for the treatment of Pa-infected patients with CF, KB003 for the treatment of severe asthma, and KB004 for the treatment of cancer;

•

Focus on indications where patient selection is guided by tests, such as clinical measures or a companion diagnostic, that we believe will prospectively indicate which patient segments are likely to respond positively to our drug, thereby potentially reducing clinical trial costs and increasing the likelihood of regulatory approval and reimbursement;

•

Enter into partnership arrangements with leading pharmaceutical and biotechnology companies while retaining rights to specialty or orphan indications, which can be addressed by a focused sales force; and

•	Collaborate with Sanofi on the clinical development and commercialization of KB001-A.

Product Development Program: KB001-A

Overview

Our first antibody, KB001-A, is a Humaneered®, recombinant, PEGylated, anti-PcrV of Pseudomonas high-affinity Fab’ antibody that is being developed for the prevention and treatment of infections by Pa, a gram-negative bacteria that may cause pneumonia in mechanically ventilated patients and chronic respiratory infections in individuals with CF. The only currently approved treatments for Pa are antibiotics, and while there are a broad array of antibiotics, mortality and morbidity remain high due to Pa antibiotic resistance. KB001-A is designed to neutralize Pa and allows the body’s natural immune system to kill and clear the bacteria. As a result, we believe our novel approach to treating Pa infections is not subject to the drug resistance mechanisms that affect antibiotics. KB001-A is being targeted for both hospitalized patients on mechanical ventilation susceptible to Pa (>48 hours on mechanical ventilation) as a single intravenous dose of KB001-A to prevent Pa VAP, and CF patients infected with Pa with repeat subcutaneous doses of KB001-A. Identification of the pathogen to determine patient eligibility would be conducted using standard laboratory culture tests or another diagnostic method.

In January 2010, we entered into an agreement with Sanofi pursuant to which we granted to Sanofi an exclusive worldwide license to develop and commercialize KB001 (the precursor molecule to KB001-A), KB001-A and other antibodies directed against the PcrV protein of Pa for all indications. Under this agreement, Sanofi is solely responsible for conducting, at its cost, the research, development, manufacture, and commercialization of the licensed products for the diagnosis, treatment, and/or prevention of all human diseases and conditions caused by or associated with Pa. As part of this agreement, we have retained the right to develop and promote (such as marketing, advertising, branding, and sales detailing) the product for the diagnosis, treatment, and/or prevention of Pa in patients with CF or bronchiectasis. Subject to the terms of the agreement, Sanofi has an option to obtain rights to participate in the development and promotion of licensed products for the CF or bronchiectasis indications on pre-negotiated terms, either outside of the United States or worldwide, at any time up to 90 days after the delivery by us to Sanofi of the final clinical study report from our Phase 2 clinical trial. Sanofi is solely responsible for the development, promotion, and commercialization of KB001-A for pneumonia prevention and other hospital indications such as Pa VAP. As part of Sanofi’s clinical development plan for Pa VAP, Sanofi is conducting a Phase 1 clinical study in healthy volunteers to evaluate higher doses than those that we previously tested. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A in the prevention of Pa VAP. We initiated a Phase 2 clinical trial of KB001-A in Pa-infected CF patients in January 2013, with data expected by mid-2014.

We have an exclusive license under certain intellectual property rights related to the target to which KB001 and KB001-A are directed, and methods of preventing and treating Pa, from UCSF and the Medical College of Wisconsin.

Market Opportunities

Pa VAP

Pa is an opportunistic gram negative bacteria that predominantly infects critically ill patients or individuals whose immune systems have been weakened by disease and/or treatment including patients on mechanical ventilation. It is the most common cause of hospital-acquired pneumonia due to gram negative bacteria. According to Decision Resources, in 2005, there were approximately 250,000 acute Pa hospital infections in the United States and 410,000 such infections in Europe. Patients on mechanical ventilation for longer than 48 hours are at increased risk for endotracheal tube Pa colonization and subsequent development of Pa VAP. VAP is estimated to occur in 8-28% of mechanically ventilated patients (of which there were estimated to be approximately 790,000 in the U.S. in 2005), with Pa estimated to be the cause of approximately 25% of VAP infections each year in the United States. Based on these data, we estimate the annual average number of Pa VAP patients in the United States to be between 15,000 and 55,000. The mortality of VAP is estimated at 25% despite treatment with antibiotics. In the United States, VAP patients spend an average of 5-7 additional days in the intensive care unit (ICU), at an additional cost of approximately $50,000 per admission. U.S. hospitals, under pressure to reduce government reimbursement and faced with increased requirements for public disclosure, have a strong incentive to reduce the incidence of VAP. We believe the worldwide market for KB001-A for the prevention and treatment of Pa VAP could be significant given the lack of currently approved treatments to control Pa beyond antibiotics.

Chronic Pa Infections in CF Patients

CF, among the most common genetic diseases, is characterized by a thick, sticky mucus buildup, most critically in the lungs. According to the Cystic Fibrosis Foundation, in 2010 the median life expectancy for those with CF in the United States is only 38.3 years. The most common causes of death are related to CF lung deterioration, believed to be caused predominantly by chronic infection with Pa, the most prevalent pathogen found in the lungs of individuals with CF. The prevalence of chronic Pa infection in the CF population increases with age, with positive respiratory tract cultures in 20% to 30% of infants, 30% to 40% of children aged 2 to 10 years, 60% of adolescents, and approximately 80% of adults. Once individuals with CF are chronically infected with Pa, typically as teenagers, their lung function slowly deteriorates over time at a rate of 2% to 4% per year, with a gradual loss of lung function leading to death. Chronic Pa infection is associated with greater morbidity and mortality, with earlier onset associated with a more severe loss of lung function and shorter life expectancy. There are approximately 1,000 new cases of CF each year in the United States, with a prevalence of approximately 30,000 individuals in the United States and 70,000 worldwide. In the second quarter of 2013, we plan to seek orphan drug designation for KB001-A for the treatment of Pa-infected CF patients in the United States.

Background and Mechanism of Action

CF is a disease with a vicious cycle of mucus buildup and obstruction of the airways, that leads to infection, and then inflammation, which further exacerbates obstruction of the airways. We believe KB001-A has a novel dual anti-infective and anti-inflammatory mechanism of action that could potentially mitigate this cycle. Unlike with antibiotics, bacteria are not likely to develop the resistance mechanisms to KB001-A that eventually make antibiotics ineffective. Moreover, because it has a different mechanism of action, KB001-A may be complementary to antibiotics. Based on our studies with KB001, we believe that KB001-A directly blocks the means by which Pa causes serious lung infection but, unlike antibiotics, does not directly kill the bacteria. Instead, based on our studies with KB001, we believe that KB001-A binds only to and blocks the function of the

PcrV protein of Pa. The PcrV protein is an extracellular component of the type III secretion system (TTSS) which enables the bacteria to kill epithelial and immune cells either by direct puncture (oncosis) or injection of protein toxins. Free toxins also promote the release of pro-inflammatory cytokines leading to more tissue damage. By blocking PcrV function, KB001-A is designed to prevent immune cell killing by Pa and is also intended to reduce inflammatory cytokine release. The mechanism of action of KB001-A is illustrated in Figure 2. The KB001-A molecule has been optimized as a Fab’ antibody rather than as a full antibody so that it does not activate immune cells and exacerbate inflammation. To extend its time in the bloodstream and protect against breakdown by Pa, polyethylene glycol (PEG) is added to the Fab’ fragment to generate the KB001-A molecule, which is a process called PEGylation.

Figure 2

KB001-A Mechanism of Action against Pa Infection

Source: KaloBios Pharmaceuticals, Inc.

We believe the possibility for Pa to develop resistance to KB001-A in a pathogenic strain of Pa is low because, unlike current antibiotics to which the bacteria may develop resistance, KB001-A is designed to neutralize or detoxify Pa rather than killing it directly. Thus, KB001-A is not subject to “selective pressure” drug resistance mechanisms that affect antibiotics. KB001-A is designed to protect the host immune cells from Pa, thereby enabling the natural clearance mechanism to fight disease. In animal experiments, anti-PcrV antibodies such as KB001-A demonstrated an ability to protect the immune system and allow it to remove or kill the bacteria. Because this mechanism is different from existing treatments for CF, KB001-A may also work in conjunction with existing CF therapies such as inhaled antibiotics and mucolytics, as well as newer CF transmembrane conductance regulator (CFTR) modulators.

Anti-PcrV Preclinical Activity Summary

In preclinical studies, anti-PcrV antibodies protected rats, mice, and rabbits from a lethal challenge of live Pa delivered directly into the airways. Bacteria were cleared from the lungs of infected animals within 48 hours of dosing with antibodies. Tobramycin, ciprofloxacin, and ceftazidime, representing three different classes of antibiotics that directly kill bacteria, have been shown to work in combination with anti-PcrV antibodies in acute Pa infection models in mice, which we believe supports their use with anti-PcrV antibodies in clinical trials. Anti-PcrV antibodies have also been shown to enhance the activity of the antibiotic imipenem against imipenem-resistant Pa lung infection in neutropenic mice. This suggests that some antibiotics that are ineffective due to drug resistance mechanisms could be effective when dosed in combination with KB001-A. It is also encouraging that neutrophils, a type of white blood cell, may not be essential for the protective effect of the antibody because some patients with Pa infections may be neutropenic or immunocompromised due to their underlying disease or other treatments.

In a chronic Pa lung infection animal model, anti-PcrV antibodies reduced the level of inflammatory cytokines in the lungs compared to untreated control animals. This model demonstrated the anti-inflammatory action of anti-PcrV antibodies during chronic Pa lung infection and the potential of this approach in the treatment of chronic Pa lung infection in diseases such as CF.

KB001-A Clinical Development Program

We have completed three clinical trials with KB001, which is the predecessor molecule to KB001-A, as described in more detail below. A Phase 1 trial in 15 healthy adult volunteers showed that KB001 was well tolerated in humans, with no immunogenicity, DLTs, or drug-related serious adverse events (SAEs) observed. We subsequently completed two Phase 1/2 trials of KB001, one in France in Pa-colonized, ventilator-supported patients hospitalized in ICUs, and the other in the United States in individuals with CF who were infected with Pa.

Table 1 summarizes the clinical development of KB001 and KB001-A.

Table 1

KB001/KB001-A Clinical Development Summary

Clinical Trial Phase	No. of Subjects	Indication	Trial Design	Status/Results
KB001

Phase 1	15	Healthy volunteers	Placebo-controlled, single-dose, dose escalation, intravenous	• No immunogenicity, DLTs, or SAEs observed • Serum half-life 12 to 14 days

Phase 1/2	39	Pneumonia prevention in mechanically ventilated patients	Randomized, double-blind, placebo-controlled, single-dose, intravenous	• No safety issues and nonimmunogenic • Trend toward improved clinical outcomes

Phase 1/2	27	CF patients infected with Pa	Randomized, double-blind, placebo-controlled, single-dose, intravenous	• No safety issues and nonimmunogenic • Reductions in inflammatory markers • Trend in reducing mucoid Pa burden in sputum
KB001-A

Phase 2	180	CF patients infected with Pa	Randomized, double-blind, placebo-controlled, repeat dose, intravenous	• Ongoing

We are developing KB001-A, also a PEGylated Fab’ antibody, as the successor antibody to KB001. KB001-A and KB001 bind to the same target site on PcrV protein and we believe have been shown to be functionally comparable. KB001-A differs from KB001 by a single amino acid substitution per chain. This amino acid change is not within the antigen binding site and does not affect antigen binding. The change has been made to facilitate the PEGylation step of the production process. We have conducted animal toxicity studies necessary to demonstrate the safety of KB001-A for our planned CF study. Sanofi held a pre-IND discussion with the FDA that included discussion of the comparability and safety of KB001-A and KB001. The FDA noted that our proposed nonclinical pharmacodynamic and pharmacology evaluation program, which includes the analytical bridging of KB001 to KB001-A, appeared adequately designed to support KB001-A clinical development. If bridging of the structural and functional characteristics are adequately demonstrated, then KB001 safety pharmacology studies will apply to KB001-A. We initiated our Phase 2 clinical trial in the CF indication in January 2013 and expect data by mid-2014. As part of Sanofi’s clinical development plan for Pa VAP, Sanofi is conducting a Phase 1 safety study to evaluate KB001-A at higher doses than we had tested for KB001. All future clinical and preclinical studies for this program will be conducted using KB001-A.

Pa VAP Treatment and Prevention Clinical Development Program

Our Phase 1/2 study of KB001 in 39 subjects for the treatment and prevention of Pa pneumonia was designed to assess safety and tolerability. The trial design required laboratory culture screens of over 500 subjects to determine if they were colonized with Pa. These colonized subjects were then randomized into three treatment groups: standard of care medications only (control group), standard of care co-administered with low-dose KB001, and standard of care co-administered with high-dose KB001.

KB001 was well tolerated in this study, with no drug-related SAEs. While the study was not designed to evaluate efficacy and not powered for statistical significance, there was a greater trend toward fewer Pa pneumonia adverse events versus standard of care, with a reduction in the occurrence of Pa pneumonia by nearly 50% 28 days following a single dose of KB001 of 10 mg/kg. There was also a trend towards an increase in Pa event-free survival. (Figure 3).

Figure 3

KB001 Was Effective in Preventing Pa VAP in a Single-Dose Study

Source: KaloBios Pharmaceuticals, Inc. Clinical Study Report.

Sanofi is continuing the development of KB001-A in Pa VAP with a Phase 1 intravenous pharmacokinetic and safety clinical trial in healthy volunteers to evaluate dose levels higher than previously studied in KB001 and higher than planned in our CF development program. The FDA has indicated that the design of the study appears adequate, and if the bridging of structural and functional characteristics of KB001 and KB001-A is adequately demonstrated, then the safety pharmacology studies for KB001 will be applicable to KB001-A. We understand that the Phase 1 study will be followed, after completion of manufacturing process development and scale-up, by a Phase 2b intravenous study in late 2014 to determine the safety and efficacy of KB001-A in preventing Pa VAP and then Sanofi plans a subsequent Phase 3 study. We also understand that the Phase 2b and Phase 3 trials are being designed as pivotal studies and are intended to serve as a basis for registration of KB001-A in the prevention of Pa VAP. Because Sanofi has exclusive rights for the development of Pa VAP, we do not have control over the conduct and timing of the studies, nor the regulatory strategy, for this indication. For additional information, see “Licensing and Collaborations—Sanofi Pasteur.”

Pa Infection in CF Clinical Development Program

We have conducted a Phase 1/2 trial in CF patients with chronic Pa respiratory infection to assess the safety and tolerability of KB001. In this single-dose study, KB001 was not associated with any drug-related SAEs. While median baseline total Pa burdens in sputum, measured by bacterial culture ex vivo, were similar across the groups, the largest mean change from baseline in total Pa burden was observed for the 10mg/kg KB001 treatment group. In addition, when sputum samples were assessed, groups treated with KB001 at 10 mg/kg showed a trend toward reduction in four out of eight inflammation biomarkers tested, with a statistically significant, short-term reduction in neutrophil elastase and IL-1 (Table 2). Neutrophil elastase is of particular clinical interest because not only is it a marker of inflammation, it is also believed to be the cause of some of the irreversible lung damage in CF. For the 10mg/kg treatment group, a significant reduction in neutrophil elastase in sputum of 64% versus placebo was noted at day 28. This trend toward reduction in inflammatory biomarkers is consistent with the activity of anti-PcrV treatment in a chronic disease model of Pa lung infection in mice, which caused a reduction in lung neutrophils and inflammatory cytokines.

Table 2

KB001 Showed a Statistically Significant

Reduction in Neutrophil Elastase at 10mg/kg in a Single-Dose Study of

27 Subjects with CF and Chronic Pa Respiratory Infection

Source: KaloBios Pharmaceuticals, Inc. Clinical Study Report.

We plan to build on our KB001 CF clinical study experience by developing KB001-A as a treatment to reduce lung inflammation in CF patients with chronic Pa infection. We plan to enroll 180 such subjects in a 16-week, double-blind, placebo-controlled, repeat-dose, Phase 2 trial of KB001-A administered monthly by intravenous infusion. We initiated the Phase 2 trial in January 2013. The primary endpoint will be time to need for antibiotics to treat worsening of respiratory tract signs and symptoms over 16 weeks, with secondary endpoints to include changes in inflammatory markers (including neutrophil elastase), respiratory symptoms, subject-reported outcomes, changes in FEV1, PK, safety, and tolerability. All subjects will receive standard inhaled antibiotic therapy concurrent with doses of KB001-A or placebo for the first four study weeks, followed by KB001-A or placebo without antibiotics for an additional 12 weeks. The trial will be conducted primarily in North America, in conjunction with the Cystic Fibrosis Foundation Therapeutic Development Network. We expect to fully enroll subjects in the trial by the end of 2013 with data expected by mid-2014. Our KB001-A Phase 2 CF trial is designed to detect a statistically significant difference on the primary endpoint of time-to-need for antibiotics between the KB001-A and placebo arms. The study protocol allows for a sample size re-estimation after 60 subjects have completed the study in order to assess the possibility of achieving a statistically significant difference on the primary endpoint. This analysis compares the placebo group’s actual treatment effect at the time of analysis to the original study design’s predicted treatment effect to determine the number of additional patients needed, if any, to achieve the power of the original study design. If the re-estimation results in a larger subject sample size than we currently plan and we decide to increase the number of subjects in our study, the time period for our trial will be longer than we currently plan.

Data from this trial, if positive, will be used to support pivotal trials of a subcutaneous formulation of KB001-A. We anticipate that two Phase 3 trials, as well as a subcutaneous bridging study, will be required for approval of KB001-A in Pa-infected CF patients. We believe that a subcutaneous formulation will be commercially more attractive and convenient for the patient and, as such, we have commenced development efforts for such a formulation. We expect that the pivotal program would be dose ranging in nature and designed to support the approval of subcutaneous KB001-A for the management of respiratory Pa infection, either as a monotherapy or in combination with inhaled antibiotics. Because we will be testing different dose levels as part of our pivotal trials, the trials will be larger than the standard pivotal trial. In addition, testing different dose levels at a later stage in development increases the risk that we will not successfully identify a dose with an acceptable safety and efficacy profile.

KB001-A has been designed to have a novel mechanism of action not only as an anti-infective, but also with anti-inflammatory characteristics. The CF scientific community has considered the concept of using an anti-inflammatory drug as a disease-modifying therapy in CF to reduce the overall rate of lung function deterioration (the leading cause of death for patients with CF) although demonstrating such a benefit would likely require infeasible long-term mortality studies. Inhaled antibiotics, the current standard of care for CF, acutely improve FEV1. However, this standard of care is not believed to be effective in reducing the overall rate of lung function deterioration in the long term. Clinical trials of an anti-inflammatory drug (ibuprofen) have indicated that using chronic, high doses of ibuprofen given over several years may reduce the long-term deterioration of lung function. We believe KB001-A may have the potential of being disease-modifying because it may act as an anti-inflammatory agent to reduce the overall rate of lung function deterioration. However, we plan to only seek approval on the basis of short-term clinical benefits (such as reduction in exacerbations) and have no plans to conduct clinical trials for a disease-modifying indication.

Product Development Program: KB003

Overview

KB003 is a Humaneered®, recombinant monoclonal antibody that is designed to target and neutralize human granulocyte macrophage colony-stimulating factor (GM-CSF), with potential for use in inflammatory and autoimmune indications. GM-CSF is an important part of an inflammatory cascade that stimulates white blood cells (granulocytes, including eosinophils, neutrophils, and macrophages) and maintains them in an active state during infection. However, as described in a number of scientific publications, excessive GM-CSF may be involved in tissue damage associated with inflammatory diseases including asthma and RA. The results of anti-GM-CSF in ex vivo studies suggest KB003 has potential in treating asthma, chronic obstructive pulmonary disease (COPD), RA, multiple sclerosis (MS), and certain oncology conditions. We initially plan to focus on treating severe asthma with a monthly, subcutaneous formulation of KB003, and could also pursue other inflammatory indications in the future. Asthma subjects will be prescreened based on lung function according to a “reversibility” criterion defined as having a >12% improvement in FEV1 from baseline after a beta agonist, as this patient segment showed a positive trend in responding to our precursor antibody in our Phase 1/2 clinical study.

Data from our single-dose, Phase 1 and Phase 1/2 clinical trials with monoclonal antibody KB002, the chimeric predecessor to the Humaneered® KB003, support our clinical trials with KB003. In these studies, KB002 was well tolerated. KB003 targets the same binding site as KB002 and has been shown to be functionally similar and generally safe in our early clinical trials. We then took the next step and held a discussion with the FDA regarding initiating a trial with KB003. During this telephone conference, the FDA accepted our proposed repeat-dose, Phase 2 clinical trial with the inclusion of a safety run-in portion. On completing the run-in safety portion of this trial, which showed KB003 to be well tolerated with no clinically significant adverse events, we reassessed the increasingly competitive and crowded RA market and chose to redirect our study of KB003 to severe asthma inadequately controlled by corticosteroids. We initiated a randomized, double-blinded, placebo-controlled, repeat dose, intravenous Phase 2 clinical trial of asthma inadequately controlled by corticosteroids in August 2012.

We licensed KB002, a low picomolar affinity, novel chimeric antibody, from LICR in 2004. KB003 is a Humaneered® version of the KB002 antibody, with the same epitope target and therefore the same mechanism of action. We plan to use KB003 for all future clinical studies in this program.

Market Opportunity for GM-CSF Inhibitors

Severe Asthma

We are targeting adults with severe asthma who are clinically nonresponsive to standard of care inhaled corticosteroids and beta agonists as the first indication for KB003 because of the high unmet medical need. Asthma is a respiratory condition in which pulmonary airways become inflamed and constricted, usually in response to one or more environmental triggers. Although serious and potentially fatal if left untreated, asthma usually can be managed with standard drug therapies and by avoiding disease triggers. The severe asthma population represents approximately 5% to 10% of the total asthma population of approximately 300 million people worldwide. Severe asthma is responsible for approximately 50% of asthma’s economic costs.

Asthma treatments currently available on the market, such as long-acting beta agonists (LABAs), inhaled corticosteroids, and omalizumab (anti-igE), may be ineffective for more severe cases of asthma. The monoclonal antibody, omalizumab, is limited to treatment of moderate to severe, allergic asthma in patients with positive immunoglobulin E (IgE). Other monoclonal antibodies in clinical development predominantly target allergic rather than non-allergic asthma. Because anti-GM-CSF treatment reduces the activity of the eosinophils or neutrophils that predominate in both types of asthma, KB003 has the potential to treat both allergic and non-allergic severe asthma.

Background and Mechanism of Action

Two main forms of asthma exist: allergic or atopic asthma, characterized by the presence of large numbers of eosinophils in pulmonary airways, and non-allergic or non-atopic asthma, in which neutrophils predominate. As GM-CSF plays an important role in the differentiation, proliferation, and enhanced survival of both inflammatory cell types (Figure 4), we believe reduction of excess GM-CSF is a potentially effective treatment for severe asthma. We believe KB003 is unique among antibodies being developed to treat asthma because it reduces inflammation caused by both eosinophils and neutrophils, thus acting on both the allergic and non-allergic forms of asthma. Diagnosed cases of asthma are believed to be divided approximately equally between both types, and many severe asthma patients have a mixed form that has eosinophilic and neutrophilic components. Since currently available therapies for severe asthma treat predominantly allergic asthma, we believe KB003 may provide a clinical and commercial advantage by treating both allergic and non-allergic severe asthma.

Figure 4

KB003 Acts on Both Allergic and Non-Allergic Asthma

Source: Douwes J, Gibson P, Pekkanen J, Pearce N. Non-eosinophilic asthma: importance and possible mechanisms. Thorax. 2002;57(7):643-648. Adapted to show role of KB003.

Anti-GM-CSF Preclinical Activity Summary

Data from animal studies support the neutralization of GM-CSF for the treatment of allergic and non-allergic asthma. Mice sensitized to allergens respond to allergen challenge with a large increase in eosinophils in their lungs. Mutant mice lacking the GM-CSF gene are unable to mount an eosinophilic response, suggesting that GM-CSF is essential for increasing eosinophils in allergic asthma. Similarly, allergen-sensitized mice treated with anti-GM-CSF antibody show a reduction in eosinophils in the lungs following allergen challenge. In regard to non-allergic asthma, mice challenged with intranasal bacterial extract experience neutrophilic cell infiltration into their lungs. Treatment with an anti-GM-CSF antibody prevents this neutrophil infiltration. These data demonstrate the importance of GM-CSF in eosinophil and neutrophil recruitment into the lungs in allergic and non-allergic asthma.

In humans, GM-CSF levels are elevated in sputum taken from individuals with severe asthma but not mild asthma. A source of this GM-CSF appears to be lung epithelial cells. Lung epithelial cells isolated from individuals with asthma make and secrete more GM-CSF than those isolated from non-asthmatics. One function of lung GM-CSF in severe asthma may be to prevent the death (apoptosis) of activated eosinophils and neutrophils, which typically die off in a few days. In vitro studies have demonstrated that GM-CSF is effective at preventing cell death of human neutrophils and eosinophils for prolonged periods of time.

KB003 Clinical Development Program

We have conducted a combined total of seven early-stage clinical trials with intravenous KB002, the predecessor chimeric anti-GM-CSF antibody, and intravenous KB003, our Humaneered® antibody (Table 3). Our Phase 1 and Phase 1/2 clinical trials in RA and persistent asthma with KB002 showed the antibody to be well tolerated, and generated activity data to support continued development in both indications. We plan to use information from those clinical trials to guide the development of KB003 in severe asthma. KB003, a Humaneered® antibody designed to be less immunogenic than KB002, will be used for all future clinical trials. KB003 was tested in a Phase 1, single-dose study in healthy adult volunteers and in the repeat-dose, safety run-in portion of a planned Phase 2 study in subjects with RA. The adverse events reported in this study were predominantly mild-to-moderate in severity. The main portion of the KB003 RA study was not initiated because we made the decision not to pursue the RA market as it was becoming increasingly competitive in an already crowded market. Instead, we are continuing the development of KB003 with a randomized, double-blind, placebo-controlled, monthly dose, intravenous Phase 2 clinical trial in patients with severe asthma inadequately controlled by corticosteroids.

Table 3 summarizes clinical development of KB002 and KB003.

Table 3

KB002/KB003 Clinical Development Summary

Clinical Trial Phase	No. of Subjects	Indication	Trial Design	Status/Results
KB002

Phase 1	12	Healthy adult volunteers	Double-blind, placebo-controlled, single-dose, dose escalation, intravenous	• No safety issues and well tolerated • No dose-limiting toxicity

Phase 1/2	24	Persistent asthma despite treatment with glucocorticoids	Randomized, double-blind, placebo-controlled, single-dose, intravenous	• No safety issues and well tolerated • Improvement in disease measures of activity

Phase 1	32	RA uncontrolled despite stable treatment with methotrexate	Randomized, double-blind, placebo-controlled, single-dose, dose escalation, intravenous	• No safety issues and well tolerated • Improvement in disease measures of activity

Phase 1/2 and Phase 1 Studies	24	Pharmacodynamic studies	Randomized, double-blind, placebo-controlled, single-dose, intravenous	• No safety issues and well tolerated
KB003

Phase 1	12	Healthy adult volunteers	Placebo-controlled, single-dose, dose escalation, intravenous	• Generally safe • Nonimmunogenic • No dose-limiting toxicity

Phase 2 (Safety run-in)	9	RA inadequately treated with biologics	Randomized, double-blind, placebo-controlled, monthly dose, intravenous	• Generally safe and well tolerated over approximately 3 months of repeat dosing • Nonimmunogenic

Phase 2	150	Severe asthma inadequately controlled by inhaled corticosteroids	Randomized, double-blind, placebo-controlled, monthly dose, intravenous	• Ongoing

In the KB002 Phase 1 RA study, which randomized 32 subjects (3:1, active vs. placebo) to four escalating dose groups, a single dose of KB002 was found to be well tolerated, with no drug-related SAEs. KB002 dose groups demonstrated an early, durable, and clinically meaningful reduction in swollen and tender joints (Disease Activity Score at Day 28 (DAS28), a measure of swollen and tender joints), an effect that persisted for more than 90 days. While we have decided not to pursue additional trials in RA at this time, these data add support to the safety and activity of KB002 and the further development of KB003.

The KB002 Phase 1/2 asthma study, which screened over 50 patients to enroll both allergic (eosinophilic) and non-allergic (neutrophilic) asthma subjects, randomized 24 subjects (2:1, active versus placebo). The objectives of the study were to primarily evaluate safety and tolerability, effects on sputum inflammatory markers and lung function after a single dose of KB002. KB002 was found to be generally safe and well tolerated. Mean FEV1 value for the active group increased 120ml from baseline to Day 42 and decreased 40ml for the placebo group. Of the 24 subjects enrolled in this small study (17 on KB002 and 7 on placebo), 59% on KB002 versus 29% on placebo had a >100ml FEV1 increase at day 42. In addition, when patients were segmented retrospectively by the criteria of “reversibility,” with reversible patients defined as having a >12% improvement in FEV1 from baseline after a beta agonist, reversible patients on KB002 experienced a greater increase in FEV1 from baseline at day 42 versus those on placebo. A majority of responders showed an FEV1 improvement of more than 10%, which is a level that is generally accepted as clinically meaningful (Figure 5). At day 42, 78% of KB002-treated reversible subjects had at least a 100-mL increase in FEV1 compared with 38% of KB002-treated nonreversible subjects, 33% of placebo-treated reversible subjects, and 25% of placebo-treated nonreversible subjects. A majority of KB002-treated patients who had an improvement in FEV1 also had measureable antibody in the sputum in addition to a decrease in eosinophils or neutrophils at day 28.

Figure 5

A Single Dose of Anti-GM-CSF Improved FEV1 in Reversible Patients

Source: KaloBios Pharmaceuticals, Inc. Clinical Study Report.

Based on this data, we decided to proceed with a repeat-dose, Phase 2 clinical trial of KB003 in severe asthma. We initiated a randomized, double-blinded, placebo-controlled, Phase 2 clinical trial in asthma inadequately controlled with corticosteroids, in which we plan to enroll 150 subjects randomized equally between KB003 and placebo. Eligible subjects are being screened for a history of asthma inadequately controlled by high-dose inhaled corticosteroids, FEV1 function, and Asthma Control Questionnaire (ACQ) scores. Subjects are also pre-screened for reversibility, a demonstrated FEV1 bronchodilator response of >12% from baseline. Subjects will receive intravenous fixed doses of KB003 or placebo at multiple time points through week 20. The primary endpoint will be change in FEV1 through week 24. Secondary endpoints include exacerbation, effect on asthma control, asthma symptoms, use of rescue therapies, and safety. We anticipate fully enrolling subjects in this trial in the third quarter of 2013 and reporting data from this trial by early 2014. Our KB003 Phase 2 asthma trial is designed, and sized based on prior studies, to detect a statistically significant difference on the primary endpoint of FEV1 between the KB003 and placebo arms. The study protocol also provides for an optional re-estimation of the subject sample size after 60 subjects have completed the study in order to assess the possibility of achieving a statistically significant difference on the key secondary endpoint of exacerbation. This analysis compares the placebo group’s actual exacerbation rate at the time of analysis to the original study design’s predicted exacerbation rate to determine the number of additional patients needed, if any, to achieve the power of the original study design. Based on this re-estimation, we will evaluate whether to add the additional patients indicated by the sample size re-estimation. If the re-estimation results in a larger subject sample size than we currently plan and we decide to increase the number of subjects in our study, the time period for our trial will be longer than we currently plan.

In addition, we plan to conduct a bridging study in parallel with the Phase 2 study to switch from an intravenous to a subcutaneous formulation. If we successfully complete the bridging program, we plan to conduct two Phase 2/3 trials with the subcutaneous formulation of KB003 that will be designed to support regulatory approval for the treatment of adults with severe asthma inadequately controlled by corticosteroids. These studies will be dose-ranging in design. Because we will be testing different dose levels as part of our pivotal trials, the trials will be larger than the standard pivotal trial. In addition, testing different dose levels at a later stage in development increases the risk that we will not successfully identify a dose with an acceptable safety and efficacy profile. We anticipate that exacerbation will be the primary endpoint for these studies; however the design of these studies is dependent upon future discussions with the FDA and other regulatory authorities. We believe that a subcutaneous formulation will be commercially more attractive and convenient for the patient and, as such, we have commenced development efforts for such a formulation.

Product Development Program: KB004

Overview

KB004 is a Humaneered®, recombinant monoclonal antibody that binds to EphA3 receptor and is being developed for the treatment of cancer. EphA3 plays an important role in cell positioning and tissue organization during fetal development but is not thought to play a significant role in healthy adults. However, EphA3 is aberrantly expressed on the tumor cell surface in a number of hematologic malignancies and solid tumors, and is also expressed on the stem cell compartment. This compartment includes malignant stem cells, the vasculature that feeds them, and the stromal cells that protect them. Given this differential expression pattern, KB004 may have the potential to kill cancer cells and the stem cell microenvironment, providing for long-term responses while sparing normal cells. As KB004 is designed to target and kill tumor cells and/or disrupt tumor blood vessels that express EphA3, we intend to pre-screen patients whose tumors express EphA3 using a companion diagnostic utilizing standard techniques such as flow cytometry or immunohistochemistry. We are currently conducting the dose escalation portion of a Phase 1 clinical trial of KB004 in multiple hematologic malignancies, and plan to follow that study with an expansion phase, which will assess activity in subjects pre-screened for EphA3 expression. We plan to select and validate an assay and amend the protocol to include EphA3 positive status as an inclusion criterion prior to conducting the expansion study. Once we select the assay format, we intend to initiate discussions with the FDA’s Office of In Vitro Diagnostics and Radiological Health (OIR) regarding the use of the assay in our trials of the molecule.

KB004 is a Humaneered®, monoclonal antibody in which the carbohydrate chains lack fucose, thereby enhancing the targeted cell-killing activity of the antibody. In 2006, we entered into a license agreement with LICR pursuant to which LICR granted to us certain exclusive rights to the KB004 prototype and EphA3 intellectual property.

Market Opportunity for Hematologic Malignancies and Solid Tumors

Cancer is one of the leading causes of death worldwide and the second leading cause of death in the United States. The American Cancer Society (ACS) estimates that in 2012 more than 1.5 million people in the United States will be newly diagnosed with cancer and more than 560,000 will die from the disease. The ACS also estimates that nearly one in every four deaths in the United States is due to cancer. Five common solid cancer types (non–small cell lung, breast, ovarian, prostate and colorectal) together represent more than 50% of all new cases of cancer in the United States each year and account for more than 50% of all cancer deaths in the United States. The ACS also estimated that more than 100,000 people were diagnosed with a hematologic malignancy in 2012 in the United States.

The increasing number of cancer diagnoses and the approval of new cancer treatments are expected to continue to fuel the growth of the worldwide market for cancer drugs. Products targeting specific cancer-related molecules are the fastest-growing market segment in the pharmaceutical industry and are driving much of the cancer market growth. Data Monitor forecasts estimated aggregate annual sales in seven major markets (the United States, Japan, France, Germany, Italy, Spain and the United Kingdom) of approximately $34.5 billion by 2017.

Background and Mechanism of Action

KB004 is a high-affinity, non-fucosylated antibody that can potentially kill tumor cells in three ways: (1) direct induction of programmed cell death (apoptosis); (2) enhanced (via non-fucosylation) antibody-dependent cell-mediated cytotoxicity (ADCC) activity; or (3) disruption of the tumor vasculature by binding to EphA3 on the endothelial cells that line the vasculature.

EphA3 is expressed in some hematologic malignancies including AML, CML, MDS, MPN, MM, CLL, and ALL. It is also expressed on some tumor stromal cells and endothelial cells in the vascular compartment in the majority of solid tumors. We believe that the expression of EphA3 in a wide variety of tumors and tumor vasculature and on stem cells, with restricted expression in normal tissue, as well as the multiple mechanisms to kill tumors, makes this protein a promising target for anticancer therapy.

Anti-EphA3 Preclinical Activity Summary

In ex vivo testing, we found EphA3 expressed in approximately half of early-stage leukemia patient samples. Cancer cells are killed by KB004 binding to EphA3 through apoptosis, or ADCC, at relatively low concentrations. KB004 ex vivo selectively targets and kills leukemic stem cells, but not normal hematopoietic stem cells. In ex vivo assays of these cells, KB004 appears to kill all cells expressing EphA3. Whenever AML stem cells were detected, killing of these stem cells by KB004 was observed. This is significant because killing stem cells may lead to durable responses in cancers and may potentially prove effective in delaying or preventing relapses in the post-transplant setting, an area of high unmet medical need.

EphA3 expression has been documented in multiple solid tumor types of cancer, including melanoma, breast, non-small cell lung, colon, renal, glioblastoma and prostate cancers. EphA3 expression in colorectal cancer is a marker of poor prognosis.

To date, anti-EphA3 has shown encouraging preclinical proof-of-concept results in multiple tumor models. The xenograft studies we conducted show that the anti-EphA3 antibody causes growth inhibition in EphA3-positive tumors, as well as in tumors that do not express EphA3 (the latter presumably through the effect on tumor vasculature).

We completed a 13-week, multiple-dose, preclinical monkey toxicology study of KB004 and found no DLTs in doses up to 100 mg/kg/week.

KB004 Clinical Development Program

We are currently conducting the dose escalation portion of a Phase 1 clinical trial in hematologic malignancies for KB004. The study is designed to be composed of subjects with hematologic malignancies, including AML, CML, MDS, MPN, MM, CLL, or ALL unresponsive to standard of care or unsuitable for such treatment, and is designed as a dose-escalation study to determine a MTD, safety and the PK profile for KB004. Doses will be escalated until a MTD is determined, defined as a dose level with < 33% of subjects experiencing a DLT. Subjects are dosed weekly for three weeks to constitute one 21-day cycle for the MTD evaluation, and may continue to be treated for up to approximately one year. Subjects may continue dosing until disease progression or safety finding precludes further safe dosing. Blood, bone marrow aspirate and bone marrow biopsy specimens are evaluated throughout the study for disease status and biomarker assessment.

We are currently in the fourth level dose cohort and the MTD has not yet been reached. To date, the most common adverse event attributed to KB004 has been infusion reactions (chills and shivering), an expected safety finding based on its mechanism of action. Such reactions are observed with other monoclonal antibodies targeting destruction/lysis of leukemic cells (e.g., rituximab). Of the first six subjects treated, infusion reactions were observed in four subjects. All reactions were resolved with standard treatment. Of these first six subjects, three experienced fatal intracranial hemorrhages, two of which were deemed possibly related to the study drug by the study investigator. Bleeding is typical in late-stage AML patients and intracranial hemorrhages are the second leading cause of death in these patients. The rate of fatal bleeding events observed in the trial was higher than expected but because of confounding factors such as the fact that little to no drug was present in the blood at the time of the SAEs in most cases, it is inconclusive whether the events were related to the drug. In accordance with FDA regulations, we informed the FDA of these SAEs. After discussing the status of the trial with the FDA, we amended the protocol to enroll only lower-risk subjects less likely to have disease-related bleeding complications and instituted a coagulation monitoring plan as recommended by the FDA. Following those changes in 2011, there have been no additional events of intracranial hemorrhage, including at doses higher than those tested prior to the amendment. We are continuing to enroll patients in our dose escalation study and anticipate selecting a recommended dose in the first half of 2013 for the expansion portion of this trial, which will pre-screen subjects for EphA3 expression and assess the activity of KB004. We plan to select and validate the assay and amend the protocol to include EphA3 positive status as an inclusion criterion prior to conducting the expansion. Once we select the assay format, we intend to initiate discussions with OIR regarding the use of the assay in our trials of the molecule. We anticipate completing enrollment of the expansion phase for a primary indication by the end of 2014. If the expansion phase of the study is highly successful in demonstrating activity in a particular hematologic malignancy, it is possible that the next clinical trial we will conduct will be a pivotal trial.

Technology Platform

Our Humaneered® technology platform addresses issues of therapeutic antibody engineering (e.g., specificity, affinity, immunogenicity) and equally important down stream processing issues (e.g., antibody solubility, expression, stability, aggregation). Our Humaneered® technology is a method for converting antibodies (typically mouse) into engineered, high-affinity human antibodies designed for therapeutic use, particularly for chronic conditions. The technology is designed to produce optimized antibodies that have high specificity and high affinity for their target antigen, low propensity for aggregation, and excellent long-term stability. Because their sequences are very close to those of human germ-line antibody gene sequences, we believe Humaneered® antibodies will produce fewer immunological adverse side effects in patients than chimeric or conventionally humanized antibodies. The selection process for Humaneered® antibodies is also designed to provide high-expressing variable region (v-region) portions of the antibody and high-affinity antibodies.

We develop or in-license targets or research (mouse) antibodies, typically from academic institutions, and then apply our Humaneered® technology to them. KB001-A, KB003, and KB004 are all Humaneered®

antibodies or antibody fragments. Thus far, together our Humaneered® antibodies have been tested clinically in over 90 patients with no evidence of serious immunogenicity. As we are focused on progressing our current portfolio of antibodies through clinical development, we are currently not dedicating additional resources to the research of additional Humaneered® antibodies.

In April 2007, we granted Novartis a nonexclusive license to our proprietary Humaneered® technology after applying our Humaneered® technology to several antibodies for them. Under the license agreement, Novartis is now able to develop Humaneered® antibodies to create its own therapeutics. We have also completed Humaneered® projects for five U.S. and Japanese biotechnology and pharmaceutical companies: Biogen Idec, Inc.; Daogen Inc.; Novartis Pharma AG; Otsuka Pharmaceutical Co., Ltd.; and Taligen Therapeutics, Inc. For each of these companies, we Humaneered® antibodies to certain targets under predefined criteria. In each case, we demonstrated the robustness and versatility of the technology by creating Humaneered® antibodies with increased affinity.

Capabilities of Humaneered® Technology

Our proprietary and patented Humaneered® technology generates Humaneered® antibodies from an existing antibody with the required specificity as a starting point and provides the following:

•	retention of identical target epitope specificity of the starting antibody and frequent generation of higher affinity antibodies;

•	very near to human germ-line sequence, which means it is less likely to induce an inappropriate immune response in broad patient populations when used chronically;

•	antibodies with physiochemical properties that facilitate process development and formulation (lack of aggregation at high concentration);

•	high solubility;

•	high antibody expression yields; and

•	an optimized antibody processing time of three to six months.

Licensing and Collaborations

Our strategy is to partner our programs while retaining rights to orphan or targeted indications. We currently have a collaboration with Sanofi for the development of KB001-A and have licensed our proprietary Humaneered® technology non-exclusively to Novartis. We have also in-licensed certain rights from, among others, UCSF and LICR.

Sanofi Pasteur

In January 2010, we entered into an agreement with Sanofi pursuant to which we granted to Sanofi an exclusive worldwide license to develop and commercialize KB001 (the precursor to KB001-A), KB001-A and other antibodies directed against the PcrV protein of Pa for all indications. Under this agreement, Sanofi is solely responsible for conducting the research, development, manufacture, and commercialization of licensed products for the diagnosis, treatment and/or prevention of all human diseases and conditions caused by Pa. As part of this agreement, we retain the right to develop and promote (such as marketing, advertising, branding, and sales detailing) the product for the diagnosis, treatment and/or prevention of Pa in patients with CF or bronchiectasis. Sanofi is solely responsible for the development, promotion, and commercialization of KB001-A for pneumonia prevention and other hospital indications such as Pa VAP. Under the agreement, we received an initial upfront payment of $35 million and an additional $5 million payment in August 2011. We have the potential to receive contingent payments aggregating up to $250 million upon achievement by Sanofi of certain clinical, regulatory, and commercial events, including $5 million upon initiation of a Phase 2 clinical trial for licensed products and $20 million upon successful completion of a Phase 2 clinical trial. We will also receive tiered royalties from 12%

to 17% of net sales of licensed products, except that we receive other payments based on sales of licensed products for the diagnosis, treatment and/or prevention of Pa in patients with CF or bronchiectasis.

We are conducting a Phase 2 trial of KB001-A in Pa-infected patients with CF, the design of which has been agreed to by Sanofi. For a period of up to 90 days following the delivery of our study report for such Phase 2 clinical trial to Sanofi, Sanofi has the right to exercise an option with respect to the CF or bronchiectasis indications either (i) solely outside the United States or (ii) worldwide subject to an arrangement in which we could co-develop, jointly market, and share profits with Sanofi on licensed product sales in the United States. In the event that Sanofi exercises its option to obtain exclusive rights in these indications only outside the United States, Sanofi would be solely responsible for the development, regulatory approval, and commercialization of licensed products in countries outside the United States. Sanofi would also pay 50% of costs incurred by either Sanofi or us with respect to the development of licensed products for these indications where the data from such development activities are contemplated to be used in regulatory filings both within and outside the United States, and we would be entitled to royalties of 18% of net sales of licensed products for these indications outside the United States. If Sanofi exercises its option to obtain worldwide rights in these indications, we and Sanofi would jointly develop and promote licensed products for such indications within the United States, with such joint efforts to be coordinated through joint committees and to be conducted in accordance with mutually agreed plans. In addition, in such case, Sanofi would be solely responsible for the development, regulatory approval and commercialization of the product outside the United States. Sanofi would also pay for 75% of the costs incurred with respect to the development of licensed products for such indications where the data from such development activities are contemplated to be used in regulatory filings both within and outside of the United States, and we would be entitled to royalties of 18% of net sales of licensed product for such indications, except in the United States where we would split profits equally on licensed product sales for these indications. In order to exercise its option, Sanofi would make certain pre-negotiated payments to us related to the actual costs incurred by us in developing licensed products for Pa in patients with CF or bronchiectasis. If Sanofi exercises its option, we estimate that the pre-negotiated payments to us will be in the range of $25 million to $50 million based on projected estimated costs. If Sanofi elects to exercise its option worldwide, we can elect to cease participating in the development and promotion of licensed products for CF and bronchiectasis and instead receive a royalty on worldwide net sales of licensed products for these indications. If Sanofi does not exercise its option for the CF or bronchiectasis indications, Sanofi will nevertheless retain the exclusive right to perform certain necessary commercial activities (including the exclusive right to sell and distribute KB001-A) with respect to such indications but will have no obligation to perform such activities. In such event, if Sanofi were to decide not to commercialize KB001-A for the CF or bronchiectasis indications, and we nevertheless wished to commercialize KB001-A for either of these indications if approved, we would need to renegotiate with Sanofi certain terms of our agreement but may be unable to do so on reasonable terms, in a timely manner, or at all.

If we are acquired by a top 25 pharmaceutical company based on market capitalization at the time of such acquisition, Sanofi also has the option to exclusively assume all aspects of development and commercialization of licensed products in Pa-infected CF or bronchiectasis patients worldwide. If Sanofi exercises this option prior to regulatory approval of KB001-A for these indications, Sanofi would pay us an amount equal to 2.5 times our development costs for these indications from the time of entering into our agreement with Sanofi through the completion of our Phase 2 trial in CF patients plus additional amounts which will depend on whether or not Sanofi has exercised its option to develop and promote CF and bronchiectasis and, if exercised, whether the option exercise was for worldwide rights or just outside the United States, or if licensed products have already been approved by regulatory authorities for commercial use when Sanofi exercises this option, an amount equal to the greater of the amount owed us had the option been exercised prior to regulatory approval of KB001-A for these indications or the amount based on the projected net present value of profits of licensed products in such indications for the following five years. Thereafter, Sanofi will pay us a royalty of 18% of worldwide product net sales of licensed product for these indications.

Sanofi is responsible for the manufacture of licensed products for its own use and for the manufacture of drug substance for our development and promotion activities in our retained indications. If Sanofi is unable or unwilling to supply drug substance to us, we have the right to have drug substance manufactured by a third party. We and Sanofi both have an obligation to use commercially reasonable efforts to perform our respective development, promotion (and, in the case of Sanofi, commercialization) obligations in our respective indications with respect to licensed products, although we can terminate our rights and obligations with respect to our retained indications if Sanofi exercises its option to obtain worldwide rights in the treatment of Pa-infected patients with CF or bronchiectasis, at any time after Sanofi exercises such option under the terms of the agreement. In addition, we can terminate our rights with respect to our retained indications upon 180 days’ notice. While our agreement with Sanofi remains in effect, neither we nor our affiliates may develop or commercialize any other anti-Pa antibody. This would apply to a future acquiror, except with respect to any anti-Pa antibody of the acquiror existing on the date of acquisition and developed thereafter.

Sanofi’s royalty obligation to us applies on a country-by-country and licensed product-by-licensed product basis, beginning upon the first commercial sale of such licensed product in a country and ending on the latest to occur of (i) 10 years from first commercial sale of such licensed product in such country or (ii) expiration of the last to expire patent covering licensed product in such country, which is expected to expire in 2028 in the United States. The agreement will remain in effect until all payment obligations under the agreement end. Sanofi may terminate the agreement for convenience, and either Sanofi or we may terminate the agreement for material breach of the agreement by the other party. In the event Sanofi terminates the agreement for convenience or we terminate due to Sanofi’s material breach, worldwide rights to develop, manufacture and commercialize licensed products revert back to us, and we are granted a license from Sanofi to allow us to develop, manufacture, and commercialize licensed products worldwide, subject to commercially reasonable financial terms to be negotiated by the parties after such termination. In the event that we materially breach the agreement, Sanofi may, rather than terminate the agreement, opt to deduct any damages awarded for our breach against future contingent payments and royalties otherwise payable by Sanofi under the agreement.

Novartis

In April 2007, we entered into an agreement with Novartis granting a nonexclusive license to our proprietary Humaneered® technology for use at Novartis’ research sites to develop human antibodies for therapeutic indications. Under the agreement, Novartis was excluded from using the technology against certain targets until March 2012. In accordance with the terms of the agreement, Novartis paid us $30 million and we transferred the know-how related to making Humaneered® antibodies to enable Novartis to internally make its own antibodies.

This agreement will remain in effect until the expiration of the last to expire licensed patent, which is currently expected to expire in 2025. However, either party may terminate the agreement for material breach by the other party.

University of California at San Francisco

In April 2004, we exclusively licensed rights from UCSF and the Medical College of Wisconsin to intellectual property that relate to KB001-A. These intellectual property rights include a method of treatment of Pa infection using isolated antibodies and an antibody that specifically binds to a key target epitope, as well as diagnostic methods useful in the detection of infection by Pa. Under our agreement with UCSF, we were granted rights to practice the invention as well as further develop antibodies to treat Pa. As a result, we developed and own a composition of matter patent for KB001-A which provides patent protection through 2028 in the United States. We are responsible for researching, developing and selling products covered by such intellectual property and must use commercially reasonable efforts to market such products. Under our agreement with UCSF, we paid an upfront license fee of $25,000 and we are responsible for paying an annual license fee of $10,000, aggregate contingent milestone payments of less than $2 million, and royalties on net sales of 3%. We must also pay to UCSF a percentage of certain consideration we receive from our sublicensees. Aggregate payments made to UCSF under this license through September 30, 2012 amounted to $1.2 million. Our royalty obligation applies on a country-by-country and licensed product-by-licensed product basis, and will begin on the first commercial sale of a licensed product in a given country and will end on the later of the expiration of the last to expire patent covering such licensed product in such country, which in the United States is currently expected in 2019, or 10 years from first commercial sale of such licensed product in such country. We are obligated to diligently develop, manufacture and sell licensed products and market the products using commercially reasonable efforts to meet market demands. We may terminate our agreement with UCSF for convenience, and UCSF may terminate the agreement in the event of our material breach, in which cases our rights to use the intellectual property will also terminate.

The Ludwig Institute for Cancer Research

In May 2004, we entered into a license agreement with LICR, pursuant to which LICR granted to us an exclusive license under intellectual property rights and materials related to chimeric anti-GM-CSF antibodies which formed the basis for the KB003 development program. Under the agreement, we were granted an exclusive license to develop antibodies related to LICR’s antibodies against GM-CSF. Using our Humaneered® technology, we developed and own a composition of matter patent covering KB003 and related Humaneered® anti-GM-CSF antibodies which provides patent protection through April 2029. We are responsible for using commercially reasonable efforts to research, develop, and sell KB003. We pay LICR a quarterly license fee and are obligated to pay to LICR a royalty from 1.5% to 3% of net sales of licensed products, subject to certain potential offsets and deductions. Our royalty obligation applies on a country-by-country and licensed product-by-licensed product basis, and will begin on the first commercial sale of a licensed product in a given country, and end on the later of the expiration of the last to expire patent covering a licensed product in a given country, which in the United States, is currently expected in 2023, or 10 years from first commercial sale of such licensed product in such country. We must also pay to LICR a certain percentage of sublicensing revenue received by us. Aggregate payments made to LICR under this license through September 30, 2012 amounted to $1.0 million. We may terminate our license for convenience, and LICR may terminate the agreement in the event of our material breach, in which cases our rights to use the intellectual property will also terminate.

In 2006, we entered into a license agreement with LICR pursuant to which LICR granted to us certain exclusive rights to the KB004 prototype and EphA3-related intellectual property. Under the agreement, we have rights to develop and commercialize products made through use of licensed patents and any improvements thereto, including human or Humaneered® antibodies that bind to or modulate EphA3. We paid LICR an upfront option fee of $50,000 and a further $50,000 upon our exercise of the option for the exclusive license outlined above. We are responsible for contingent milestone payments of less than $2.5 million and royalties of 3% of net sales subject to certain potential offsets and deductions. In addition, we are obligated to pay to LICR a percentage of certain payments we receive from a sublicensee in consideration for a sublicense. Our royalty obligation exists on a country-by-country and licensed product-by-licensed product basis, which will begin on the first commercial sale and end on the later of the expiration of the last to expire patent covering such licensed product in such country, which in the United States is currently expected in 2030, or 10 years from first commercial sale of such licensed product in such country. Aggregate payments made to LICR under this license through September 30, 2012 amounted to $334,000. We have current and pending patent applications for anti-EphA3 antibodies and their use, and have composition of matter patent applications that, if issued, are currently expected to expire in 2030. We may terminate our license for convenience, while both LICR and we may terminate the agreement in the event of the other party’s material breach. In the event that the agreement is terminated for any reason other than our termination for LICR’s material breach, our rights to use the licensed intellectual property will also terminate.

Intellectual Property

Patent and trade secret protection is critical to our business. Our success will depend in large part on our ability to obtain, maintain, defend and enforce patents and other intellectual property for our Humaneered® technology and our product candidates, to extend the life of patents covering our product candidates, to preserve trade secrets and proprietary know-how, and to operate without infringing the patents and proprietary rights of third parties. We actively seek patent protection in the United States and select foreign countries.

We solely own eight issued U.S. patents, own one issued U.S. patent jointly with a third party, and have an exclusive license to six U.S. patents and we own 16 issued foreign patents. We have 114 patent applications pending globally, including 19 non-provisional patent applications in the United States, which include 16 that are solely-owned by us and three that we own jointly with others. The patents to our Humaneered® technology cover methods of producing very specific human antibodies using only a small region from mouse antibodies.

We exclusively licensed rights from UCSF and the Medical College of Wisconsin to intellectual property that relate to KB001-A. These intellectual property rights include a method of treatment of Pa using isolated antibodies and an antibody that specifically binds to a key target epitope, as well as diagnostic methods useful in the detection of infection by Pa. This portfolio also includes issued patents covering compositions and methods of treatment of Pa infection that expire in 2019. Under our agreement with UCSF, we were granted rights to practice the invention as well as further develop antibodies to treat Pa. As a result, we developed and own a composition of matter patent for KB001-A which provides patent protection through 2028 in the United States. We also have filed counterparts in a number of foreign countries where our patents are pending.

We entered into a license agreement with LICR, pursuant to which LICR granted to us an exclusive license under certain intellectual property rights and technology related to chimeric anti-GM-CSF antibodies, which formed the basis of the intellectual property for the KB003 development program. Under the agreement, we were granted rights to issued U.S. and select foreign country patents covering chimeric anti-GM-CSF antibodies, as well as the right to develop antibodies related to LICR’s antibodies against GM-CSF. Using our Humaneered® technology, we developed and own a composition of matter patent covering KB003 and related Humaneered® anti-GM-CSF antibodies which provides patent protection through April 2029 and have additional pending patents in the United States and a number of foreign countries covering various methods of treatment.

We entered into a license agreement with LICR, pursuant to which LICR granted to us an exclusive license under certain intellectual property rights related to the KB004 prototype and EphA3. Under the agreement, we have rights to develop human antibodies that bind to or modulate EphA3. We have current and pending patent applications in the United States and selected foreign countries for anti-EphA3 antibodies and their use, and have composition of matter patent applications that, if issued, are currently expected to expire in 2030.

We have a license from BioWa, Inc. and Lonza Sales AG to their Potelligent® CHOK1SV technology, a technology that is used to enhance the cell killing capabilities of antibodies.

Competition

We compete in an industry that is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions, and other research organizations. We compete with these parties for promising targets for antibody-based therapeutics and in recruiting highly qualified personnel. Many competitors and potential competitors have substantially greater scientific, research, and product development capabilities as well as greater financial, marketing and sales, and human resources than we do. In addition, many specialized biotechnology firms have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competitive with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing, and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing any of our product candidates.

There are several companies treating Pa using antibiotics or alternative approaches. For example, Intercell has a fusion protein vaccine program in Phase 2/3 for the prevention of Pa in mechanically ventilated ICU patients and Kenta Biotech Ltd. is conducting a Phase 2 trial for KBPA101, a monoclonal antibody against a specific Pa serotype. There are two inhaled antibiotics (Tobi® and Cayston®) that have been approved for Pa to treat CF. However, like traditional antibiotics, data reported on both drugs show patients often become less responsive over time to these inhaled antibiotics. We are aware of only one biologic drug (Pulmozyme®) that is approved in the United States to treat respiratory problems in CF patients. However, Pulmozyme does not directly target Pa. KALYDECO®, a small-molecule transmenbrane conductance regulator potentiator that treats a form of the defective protein that causes CF, was recently approved by the FDA. KALYDECO is a drug that targets only the CF population having at least one copy of the G551D mutation in the CFTR gene (approximately 4% of the CF population). VX-809 is a compound being developed by Vertex in Phase 2 clinical trials for CF and potentially complementary to KB001-A.

Several companies are also working on anti-GM-CSF antibodies: Morphosys has announced the results of a Phase 1/2 trial in RA and is conducting a Phase 1 trial in MS; Micromet (now part of Amgen) has partnered with Nycomed (now part of Takeda) in a Phase 1 trial in RA; and MedImmune is conducting a Phase 2 trial in RA with an antibody against the GM-CSF receptor. Although we are no longer pursing the RA indication, these competitors could nonetheless affect our market for an anti-GM-CSF antibody for severe asthma. Many companies are developing drugs for asthma. Monoclonal antibody drug development has primarily focused on allergic asthma. Xolair®, which is co-developed by Genentech and Novartis, is currently the only monoclonal antibody that we are aware of that is approved for the treatment of severe asthma. However, Xolair only targets IgE-positive individuals, which represents only 50% of the population, but generated worldwide sales of $1 billion in 2011. Genentech (Roche), MedImmune, Novartis and Pfizer each has an anti-IL-13 antibody program in Phase 2 or Phase 3 testing for asthma. Other monoclonal antibodies in development target cytokines such as IL-4, IL-5, and IL-9 or their receptors. Although these drugs function differently, if successfully developed, these drugs will compete in the asthma market. Finally, although several companies are developing anti-GM-CSF antibodies, we are not aware that they are developing antibodies to treat asthma.

Competition in cancer drug development is intense, with more than 250 compounds in clinical trials by large pharmaceutical and biotechnology companies. Many of these companies are focused on targeted therapies. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

Manufacturing

We perform our own basic development activities, develop formulation prototypes, and have adopted a manufacturing strategy of contracting with third parties for the manufacture of drug substance and product. Additional contract manufacturers are used to fill, label, package, and distribute investigational drug products. This allows us to maintain a more flexible infrastructure while focusing our expertise on developing our products.

Sanofi is responsible for the manufacture of KB001-A drug substance for our development and promotion activities in our retained indications and has sub-contracted with a contract manufacturer for the production of drug substance for Sanofi’s Phase 1 trial and our Phase 2 trial. Sanofi is also responsible for filling product for our Phase 2 clinical trial. We will have to identify another drug product manufacturer for the further development of a subcutaneous formulation of KB001-A.

We have an agreement with a contract manufacturer for the manufacture of drug substance and drug product of KB003 for our early clinical trials. A new contract manufacturer may need to be identified to manufacture KB003 for our Phase 3 clinical trial.

We also contract the production of the KB004 drug substance and drug product for our clinical trials.

We have contracted with additional contract manufacturers for the filling, labeling, packaging, and distribution of investigational drug products.

FDA Approval Process

All of our current product candidates are subject to regulation in the United States by the FDA as biological products, or biologics. The FDA subjects biologics to extensive pre- and post-market regulations. The Public Health Service Act (PHSA), the FDC Act and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologics. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending BLAs withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, or criminal penalties.

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction, or spread, of communicable diseases in the United States and between states.

The process required by the FDA before a new biologic may be marketed in the United States is long, expensive, and inherently uncertain. Biologics development in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of either a notice of claimed investigational exemption or an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the biologic for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND must become effective before United States clinical trials may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug or biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical trial at any time on various grounds, including a determination that the subjects or patients are being exposed to an unacceptable health risk.

Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the biologic is initially introduced into healthy human subjects or patients, and the biologic is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer treatments, initial human testing may be conducted in the intended patient population. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the biologic for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites. These Phase 3 clinical trials are intended to establish data sufficient to demonstrate substantial evidence of the efficacy and safety of the product to permit FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the biologic. Sponsors of clinical trials for investigational drugs must publicly disclose certain clinical trial information, including detailed trial design and trial results in FDA public databases. These requirements are subject to specific timelines and apply to most controlled clinical trials of FDA-regulated products.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA review and approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls and must demonstrate the safety and efficacy of the product based on these results. The BLA must also contain extensive manufacturing information. The cost of preparing and submitting a BLA is substantial. Under federal law, the submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $1,958,500, and the manufacturer and/or sponsor under an approved BLA are also subject to annual product and establishment user fees, currently exceeding $98,000 per product and $526,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologics are reviewed within ten to twelve months. The FDA can extend these timelines by three months and FDA review may not occur in a timely basis at all. The standard review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA may also refer applications for novel biologics, or biologics which present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one, or more, clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practice, or GMP—a quality system regulating manufacturing—is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe and effective in the indication studied.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter, a complete response letter, or denies approval of the license. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. The FDA approval is never guaranteed, and the FDA may refuse to approve a BLA if applicable regulatory criteria are not satisfied.

An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. The approval for a biologic may be significantly more limited than requested in the application, including limitations on the specific diseases and dosages or the indications for use, which could restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions be included in the product labeling. In addition, as a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the biologic. Moreover, product approval may require, as a condition of approval, substantial post-approval testing and surveillance to monitor the biologic’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

After a BLA is approved, the product may also be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. After approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

FDA Pre-Market Approval Pathway—Devices

In the United States, medical devices, including in vitro diagnostics (IVDs), are subject to extensive regulation by the FDA, pursuant to the FDC Act, and its implementing regulations, and other federal and state statutes and regulations. These regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising, and promotion, sales and distribution, export and import, and post-market surveillance.

The FDC Act classifies medical devices based on the risks associated with the device. Devices are classified into one of three categories—Class I, Class II, and Class III. Class I devices are deemed to be low risk and are therefore subject to the least regulatory controls. Class II devices are subject to the FDA’s general controls and any other special controls as deemed necessary by the FDA to provide reasonable assurance of the safety and effectiveness of the device. Pre-market review and clearance by the FDA for Class II devices are generally accomplished through the 510(k) pre-market notification procedure. Class III devices are generally the highest risk devices and are therefore subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices are generally required to undergo the PMA process in which the manufacturer must demonstrate reasonable assurance of the safety and effectiveness of the device to the FDA’s satisfaction.

A medical device can be legally marketed and sold within the United States if the FDA has: (i) approved a PMA application prior to marketing, generally applicable to Class III devices, or (ii) cleared the device in response to a premarket notification, or 510(k) submission, generally applicable to Class II devices, or the device is otherwise exempt from premarket clearance and approval requirements.

The PMA process involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, a PMA for a Class III device must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the company must demonstrate that the diagnostic is reproducible when the same sample is tested multiple times by multiple users at multiple laboratories. For significant risk devices and Class III devices regulated pursuant to the PMA requirements, the FDA regulations require that human clinical investigations conducted in the United States be the subject of an investigational device exemption, or IDE, which must become effective before clinical testing may commence. In addition, to approve a PMA for an IVD, the FDA must be convinced that a device has clinical utility, meaning that an IVD provides information that is clinically meaningful. A biomarker’s clinical significance may be obvious, or the applicant may be able to rely upon published literature or submit data to show clinical utility. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by the FDA can take several years or longer. In addition, approval is not guaranteed and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval.

If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

After a device is placed on the market, regardless of the classification or pre-market pathway, it remains subject to significant regulatory requirements. Even if regulatory approval or clearance of a medical device is granted, the FDA may impose limitations or restrictions on the uses and indications for which the device may be labeled and promoted. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality Systems Regulations, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of current or future products, operating restrictions, partial suspension or total shutdown of production, denial of 510(k) clearance or PMA approval of new products, or rescissions to existing 510(k) clearances or withdrawals of PMA approvals.

Biosimilars

The Patient Protection and Affordable Care Act (Affordable Care Act) signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, which created an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity, which requires that there be no differences between the biological product and the reference product in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is required to be shown through analytical studies, animal studies, and at least one clinical study, absent a waiver by the Secretary. Interchangeability requires that a product meet the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. No biosimilar or interchangeable products have been approved under the BPCIA to date. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation which are still being worked out by the FDA.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent lawsuit, (iii) 18 months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

Advertising and Promotion

Once a BLA is approved, a product will be subject to continuing post-approval regulatory requirements. For instance, FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with these regulations can result in significant penalties, including the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be precleared by the FDA, and federal and state civil and criminal investigations and prosecutions.

Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Adverse Event Reporting and GMP Compliance

Adverse event reporting and submission of periodic reports are required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, biologic manufacture, packaging, and labeling procedures must continue to conform to current cGMPs after approval. Biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, request product recalls, or impose marketing restrictions through labeling changes or product removals if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Companion Diagnostics

The FDA regulates the sale or distribution, in interstate commerce, of medical devices, including IVDs. IVDs are a type of medical device that are intended to detect diseases, conditions, or infections, or the presence of certain genetic or other biomarkers. If safe and effective use of a therapeutic depends on an IVD, the FDA generally will require approval or clearance of the companion diagnostic, at the same time that the FDA approves the therapeutic.

The FDA previously has required in vitro companion diagnostics intended to identify the patients most likely to respond to a cancer treatment to obtain PMA simultaneously with approval of the biologic.

Orphan Drug

Under the Orphan Drug Act, the FDA may grant orphan drug designation to biologics intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different biologic for the same disease or condition, or the same biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by federal, state, and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.

International Regulation

In addition to regulations in the United States, a variety of foreign regulations govern clinical trials, commercial sales, and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA approval.

Pharmaceutical Coverage, Pricing, and Reimbursement

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers, and other organizations. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available for our product candidates.

Employees

As of September 30, 2012, we had 20 employees, 18 of whom were full-time. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Property and Facilities

Our headquarters is currently located in South San Francisco, California, and consists of approximately 40,000 square feet of leased office space under a lease that expires in June 2014. We currently sublease approximately 20,000 square feet of this office space.

Legal Proceedings

We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of November 30, 2012:

Name	Age	Position(s)
David W. Pritchard	59	President, Chief Executive Officer, Director
Jeffrey H. Cooper	56	Chief Financial Officer
Néstor A. Molfino, M.D., FCCP	55	Chief Medical Officer
Geoffrey T. Yarranton, Ph.D.	61	Chief Scientific Officer, Executive Vice President, Research and Development
James I. Healy, M.D., Ph.D. (2)(3)	47	Director, Chairman of the Board
Denise Gilbert, Ph.D. (3)	54	Director
Dennis Henner, Ph.D. (2)	61	Director
Ted W. Love, M.D. (3)	53	Director
Gary Lyons (1)	61	Director
Brigitte Smith (1)	45	Director
Raymond M. Withy, Ph.D. (1)(2)	57	Director

(1)	Member of the Compensation Committee
(2)	Member of the Nominating and Governance Committee
(3)	Member of the Audit Committee

David W. Pritchard has served as our President and Chief Executive Officer and one of our directors since August 2006. Mr. Pritchard has more than 25 years of experience in general management, business development and financial management within the biopharmaceutical industry. Prior to joining KaloBios, he held the position of Chief Business Officer at Rinat Neuroscience Corp., where he managed the acquisition of Rinat by Pfizer in 2006. Prior to that, he was Chief Financial Officer at Matrix Pharmaceuticals and managed the sale of the company to Chiron Corporation (now Novartis). Between 1992 and 2000, Mr. Pritchard served as Vice President, Business Development and Chief Financial Officer of Metabolex, Inc. where he completed three rounds of financing and negotiated four worldwide corporate alliances with major pharmaceutical companies. He started his biotechnology career at Triton Biosciences, Inc. as one of the founding managers, where he held various positions including heading up sales and marketing, commercial development, and cancer diagnostics, and ultimately managed the sale of Triton (predominately to Schering AG, now Bayer). Mr. Pritchard holds a Bachelor of Science in chemical engineering from Cornell University and a Master of Business Administration from Stanford University. Our board of directors determined that Mr. Pritchard should serve as a director based on his position as an officer of our company and his extensive experience in general management, business development, and financial management within the biopharmaceutical industry.

Jeffrey H. Cooper has served as our Chief Financial Officer since July 2012. Prior to joining KaloBios, Mr. Cooper served from 2003 to May 2012 in positions of increasing responsibility beginning as Vice President, Controller, to his most recent position as Senior Vice President and Chief Financial Officer of BioMarin Pharmaceutical, Inc., a publicly traded pharmaceutical company. Prior to BioMarin, from 1995 to 1997 and 1998 to 2002, he served as Vice President of Finance at Matrix Pharmaceuticals where he was responsible for the financial management of the company. Earlier in his career, Mr. Cooper held numerous finance-related positions within the health care and pharmaceutical industries, including Corporate Controller at Foundation Health Systems and Director of Business Analysis at Syntex Corporation, a company he worked for from 1983 to 1995. Mr. Cooper, a Certified Public Accountant (inactive), earned a Bachelor of Arts in economics from the University of California, Los Angeles, and a Master of Business Administration from Santa Clara University.

Néstor A. Molfino, M.D., FCCP has served as our Chief Medical Officer since he joined KaloBios in May 2012. Dr. Molfino has over 18 years of experience in the biopharmaceutical industry. From June 2007 until he joined KaloBios, Dr. Molfino served as Vice President of Clinical Development, and Pulmonary Therapeutic Area Head of MedImmune Inc., a biologics company. In this role, he was responsible for all phases of global clinical development for pulmonary conditions. From 2003 to 2007, he was Senior Director, Clinical Development at Otsuka Maryland Research Institute, a research and development center. Previously, he held the positions of Director, Medical Affairs at Baxter Bioscience from 2000 to 2003, and Vice President, R&D and Scientific Affairs at Theratechnologies, Inc., a Montreal-based biotechnology start-up. Earlier in his career in industry, Dr. Molfino was Director, Clinical Research at Abbott Laboratories and began his industry career at Boehringer Ingelheim. Dr. Molino received his M.D. from the Universidad Nacional de Rosario, Argentina and a Master of Science degree from the University of Toronto/Mount Sinai Research Institute.

Geoffrey T. Yarranton, Ph.D. has served as our Chief Scientific Officer and Executive Vice President of Research and Development since October 2006. Prior to this, he co-founded Celscia Therapeutics in 2003 and served as Chief Executive Officer before merging Celscia with KaloBios in 2004. Following the merger, Dr. Yarranton served as the Chief Executive Officer of KaloBios from 2004 to 2006 and as a member of our board of directors from 2004 to 2009. Dr. Yarranton has over 30 years of experience in the biotechnology industry working both in Europe and the United States. Prior to co-founding Celscia, Dr. Yarranton served as Senior Vice President of Research and Development at Coulter Pharmaceutical. Following the acquisition of Coulter Pharmaceutical by Corixa Corporation, Dr. Yarranton became Senior Vice President of Research and Development and Site Director of the South San Francisco site. Dr. Yarranton spent 16 years at Celltech Therapeutics in the United Kingdom, where he led their research activities as the Director of Research. Dr. Yarranton holds a Bachelor of Science degree in biology from the University of Leicester in the United Kingdom and a Ph.D. in the enzymology of DNA replication, from the National Institute for Medical Research, United Kingdom.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since September 2001, a member of the audit committee since April 2005, a member of the nominating and corporate governance committee since October 2008, and as the chairman of our board of directors since 2001. Dr. Healy has been a General Partner at Sofinnova Ventures since 2000. Dr. Healy was an early investor and board member of Cellective (acquired by MedImmune), CoTherix (acquired by Actelion), Movetis (acquired by Shire), and Preglem (acquired by Richter). In the pharmaceutical industry, Dr. Healy held positions at Bayer Pharmaceuticals (Miles) and ISTA Pharmaceuticals prior to its initial public offering. He began his private equity career at Sanderling Ventures. Dr. Healy serves on the Board of Directors of Anthera Pharmaceuticals, Inc., Amarin Corporation plc, Hyperion Therapeutics, Inc., InterMune, Inc., and Durata Therapeutics, as well as the private companies InteKrin Therapeutics Inc. and Sorbent Therapeutics. Dr. Healy earned Bachelor of Arts degrees in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, where he graduated with Distinction in General Scholarship, Honors, and received a Departmental Citation. He received his M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program, and earned his Ph.D. in immunology from Stanford University, where he was a Beckman Scholar and received a bursary award from the Novartis Foundation. Dr. Healy is an active member of the BIO-NVCA Working Group. Our board of directors determined that Mr. Healy should serve as a director based on his extensive business experience in the pharmaceutical industry and venture capital.

Denise Gilbert, Ph.D. has served as a member of our board of directors and chair of our audit committee since January 2008. Dr. Gilbert is a retired senior life science industry executive and has been serving as a director of various public and private life science companies since 2002. Previously, she served as chief executive officer of Entigen Corporation, a private life science information technology company, from 2001 to 2002. In addition, Dr. Gilbert has served as chief financial officer of two public life science companies, Incyte Pharmaceuticals Inc. from 1995 to 1999 and Affymax NV from 1993 until its sale to Glaxo in 1995. Dr. Gilbert started her career in biotechnology in 1984, first in venture capital and then as a senior biotechnology analyst with Smith Barney Harris & Upham and Montgomery Securities. She is currently on the board of directors and chair of the audit committees of Cytokinetics, Inc. and Dynavax Technologies Corporation. Dr. Gilbert holds a Bachelor of Arts from Cornell University and a Ph.D. in cell and development biology from Harvard University.

Our board of directors determined that Ms. Gilbert should serve as a director based on her experience as a senior executive in the life science industry, as well as her experience and skills relating to financial statement and accounting matters.

Dennis Henner, Ph.D. has served as a member of our board of directors since March 2005 and served as chairman of the compensation committee from April 2005 to January 2011. Dr. Henner has served as managing director of Clarus Ventures, LLC since the firm’s inception in 2005. He has over 30 years of healthcare industry and investment experience, including as a partner at MPM Capital from 2002 to 2005 (during which time he led MPM’s investment in our company). From 1981 to 2001, Dr. Henner was a scientist and executive at Genentech where he held various positions, including Senior Vice President of Research, and was a member of Genentech’s executive committee. In addition to serving on our board of directors, Dr. Henner serves on the boards of directors of CoMentis Inc., Proacta Inc., SARcode Bioscience, Inc., Ceregene, Inc., Aerie Pharmaceuticals, Inc., and Cleave Biosciences. He previously served on the boards of directors of Cellerant Therapeutics, Inc., FerroKin Biosciences, Inc. (acquired by Shire, plc), Pelikan, Inc., Rinat Neuroscience Corporation (acquired by Pfizer), Rigel Pharmaceuticals, Inc., Synergia Pharma, Inc., and Tercica (spinout from Genentech). Dr. Henner received his Ph.D. from the Department of Microbiology at the University of Virginia and completed his postgraduate training at the Scripps Clinic and Research Foundation. Our board of directors determined that Dr. Henner should serve as a director based on his extensive business experience in the pharmaceutical industry and venture capital.

Ted W. Love, M.D. has served as a member of our board of directors and of the audit committee since March 2009. From February 2010 to August 2012, Dr. Love served as Executive Vice President and Head of Research and Development and Technical Operations at Onyx Pharmaceuticals, Inc., a publicly traded biopharmaceutical company. From 2001 to January 2009, Dr. Love served as Chairman and Chief Executive Officer of Nuvelo, Inc., a publicly traded biopharmaceutical company. Dr. Love joined Nuvelo from Theravance, Inc., a biopharmaceutical company, where he served as Senior Vice President of Development from 1998 to 2001. Previously, he spent six years at Genentech, Inc., where he held a number of senior management positions in medical affairs and product development and served as chairman of Genentech’s Product Development Committee. Dr. Love also serves as a member of the boards of directors of biopharmaceutical companies Santarus, Inc., Amicus, Inc., Adventrx, Inc., Affymax, Inc. and BioRad, Inc.. Until April 2012, he served on the California Independent Citizens’ Oversight Committee. Dr. Love earned his Bachelor of Science in molecular biology from Haverford College and his M.D. from Yale Medical School. Our board of directors determined that Dr. Love should serve as a director based on his experience as a senior executive in the biotechnology industry, as well as his experience in research and product development.

Gary Lyons has served as a member of our board of directors since January 2011 and as chairman of the compensation committee since January 2011. Mr. Lyons served as President, Chief Executive Officer and member of the board of directors of Neurocrine Biosciences, Inc., a public biotechnology company, from February 1993 to March 2008. Since March 2008, Mr. Lyons has served as President of GL Biomed, a life science consulting and advisory firm he founded. Prior to joining Neurocrine, Mr. Lyons held a number of senior management positions at Genentech, Inc., including Vice President of Business Development, Vice President of Sales, and Director of Sales and Marketing. In addition to serving on our board of directors, he also serves on the boards of directors of Neurocrine Biosciences, Rigel Pharmaceuticals, Inc., Neurogesx, and Vical Incorporated, and he previously served on the boards of directors of Poniard Pharmaceuticals, Inc., Facet Biotech Corporation, and PDL BioPharma, Inc. Mr. Lyons holds a Bachelor of Science in marine biology from the University of New Hampshire and a Master of Business Administration from Northwestern University’s J.L. Kellogg Graduate School of Management. Our board of directors determined that Mr. Lyons should serve as a director based on his experience as a senior executive in the biotechnology industry, as well as his experience as a director of other public companies.

Brigitte Smith has been a member of our board of directors since June 2004, a member of its nominating and corporate governance committee from April 2005 to October 2007, and a member of its compensation committee since April 2005. Ms. Smith is co-founder and managing partner of GBS Venture Partners, a life-science based venture fund, Ms. Smith co-founded GBS in 1997 with ten years of experience in business strategy, fundraising, business development and hands-on management with high-tech start-up companies in Australia and the United States. She also spent several years at Bain & Company, a strategic management consulting firm. In addition to serving on our board of directors, Ms. Smith also currently serves on the board of the following GBS portfolio companies: AirXpanders, Applied Physiology, Neuromonics, Proacta Inc., Viveve and Xenome Limited. Ms. Smith earned her Bachelor of Chemical Engineering (Honours) from the University of Melbourne, her Master of Business Administration (Honours) from the Harvard Business School, and her Master of International Relations from the Fletcher School of Law and Diplomacy in Boston, where she was a Fulbright Scholar. Ms. Smith is a Fellow of The Australian Institute of Company Directors and an adjunct senior lecturer at the Melbourne Business School where she teaches Entrepreneurial Finance. Our board of directors determined that Ms. Smith should serve as a director based on her extensive experience in business strategy, business development, and venture capital.

Raymond M. Withy, Ph.D. has served as a member of our board of directors since July 2005 and as a member of the compensation committee since March 2006. Dr. Withy has been self-employed as a consultant since May 2005. Dr. Withy has over 20 years of experience in the biotechnology industry. As one of the co-founders of Abgenix in 1996, Dr. Withy initially served as its Vice-President, Business Development, and subsequently its Chief Business Officer and President and Chief Executive Officer until his retirement in 2004. Prior to the founding of Abgenix, Dr. Withy held various business development positions at Cell Genesys, Inc. From 1991 to 1993, Dr. Withy was a consultant to the industry in the areas of business development and strategic planning. Previously, Dr. Withy held various research and development positions at Genzyme Corp. and Integrated Genetics. Dr. Withy has served as a member of the board of directors of a number of companies, including Xenotech, Inc., Abgenix, Digitab, Inc. and Nuon Therapeutics, Inc. Dr. Withy served as the chairman of the boards of directors of Nuon Therapeutics, Inc. and Digitab, Inc. Dr. Withy received a Bachelor of Science in Chemistry and Biochemistry and a Ph.D. in Biochemistry from the University of Nottingham, U.K. and was a post-doctoral research fellow at the California Institute of Technology. Our board of directors determined that Dr. Withy should serve as a director based on his extensive experience in the biotechnology industry, including his experience in management, business development, research, and strategic planning.

Board of Directors

Our board of directors consists of one class and each director will serve until his or her successor is elected or qualified. Currently, our board of directors is authorized to have eight members. The authorized number of directors may be changed by resolution of our board of directors, and vacancies on our board of directors can be filled by resolution of our board of directors. Our board of directors has determined that all of our directors, other than Mr. Pritchard, qualify as “independent” directors in accordance with the NASDAQ listing requirements. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Pritchard is not considered independent because he is an employee of KaloBios.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of The NASDAQ Global Market. After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Our board of directors adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with applicable laws, rules and regulations;

•	conflicts of interest;

•	public disclosure of information;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	gifts;

•	discrimination, harassment and retaliation;

•	health and safety;

•	record-keeping;

•	confidentiality;

•	protection and proper use of company assets;

•	payments to government personnel; and

•	reporting illegal and unethical behavior.

The code of business conduct is posted on our website. Any waiver of the code of business conduct for an executive officer or director may be granted only by our board of directors or a committee thereof and must be timely disclosed as required by applicable law. We have implemented whistleblower procedures that establish format protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. Prior to the completion of this offering, the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of SOX, the current rules of The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. Our board of directors has determined that Dr. Denise Gilbert is an audit committee financial expert, as defined by the rules promulgated by the SEC. Each committee has the composition and responsibilities described below.

Audit Committee

In April 2005, our board of directors established an audit committee of the board, which is currently comprised of James Healy, Ted W. Love, and Denise Gilbert, each of whom is a non-employee member of the board of directors. Dr. Gilbert serves as the chair of the audit committee. Pursuant to the audit committee charter, the functions of the committee include, among other things:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting and our disclosure controls and procedures;

•	meeting independently with our registered public accounting firm and management;

•	preparing the audit committee report required by SEC rules;

•	reviewing and approving or ratifying any related person transactions; and

•	overseeing our risk assessment and risk management policies

Compensation Committee

In April 2005, our board of directors established a compensation committee of the board, which is currently comprised of Raymond Withy, Gary Lyons, and Brigitte Smith. Gary Lyons serves as the chair of the compensation committee. Pursuant to the compensation committee charter, the functions of this committee include, among other things:

•	evaluating the performance of our chief executive officer and determining the chief executive officer’s salary and contingent compensation based on his or her performance and other relevant criteria;

•	identifying the corporate and individual objectives governing the chief executive officer’s compensation;

•	approving the compensation of our other executive officers;

•	making recommendations to our board with respect to director compensation;

•	reviewing and approving the terms of material agreements between us and our executive officers;

•	overseeing and administering our equity incentive plans and employee benefit plans;

•	reviewing and approving policies and procedures relating to the perquisites and expense accounts of our executive officers;

•	preparing the annual compensation committee report required by SEC rules; and

•

conducting a review of Executive Officer succession planning, as necessary, reporting its findings and recommendations to our board of directors, and working with the board in evaluating potential successors to Executive Officer positions.

Nominating and Corporate Governance Committee

In April 2005, our board of directors established a nominating and corporate governance committee of the board, which is currently comprised of Ray Withy, Dennis Henner, and James Healy. Ray Withy serves as the chair of the nominating and corporate governance committee. Pursuant to the nominating and corporate governance committee charter, the functions of this committee include, among other things:

•

identifying, evaluating, and making recommendations to our board of directors and our stockholders concerning nominees for election to our board, to each of the board’s committees and as committee chairs;

•	annually reviewing the performance and effectiveness of our board and developing and overseeing a performance evaluation process;

•	annually evaluating the performance of management, the board and each board committee against their duties and responsibilities relating to corporate governance;

•	annually evaluating adequacy of our corporate governance structure, policies, and procedures; and

•	providing reports to our board regarding the committee’s nominations for election to the board and its committees.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, Raymond Withy, Gary Lyons, and Brigitte Smith served as members of the compensation committee. None of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Liability and Indemnification Matters

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table shows, for the fiscal years ended December 31, 2012 and December 31, 2011, information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer and our two other most highly compensated executive officers. We refer to these officers as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards (1) ($)	Stock Awards	All Other Compensation ($)		Total ($)
Mr. David Pritchard	2012	350,000	5,950	(5)	—	—	—		355,950
President & Chief Executive Officer	2011	340,000	—		—	30,340	—		370,340

Dr. Néstor Molfino (2)	2012	208,205	—		1,330,635	—	45,000	(3)	1,593,840
Chief Medical Officer	2011	—	—		—	—	—		—

Mr. Jeffrey H. Cooper (4)	2012	134,556	—		1,330,635	—	—		1,465,191
Chief Financial Officer	2011	—	—		—	—	—		—

(1)	The amounts in this column represent the aggregate grant date fair value of option awards granted to each named executive officer, computed in accordance with FASB ASC Topic 718. See Note 10 of the notes to our consolidated financial statements included in this prospectus for a discussion of all assumptions made by us in determining the grant date fair values of our equity awards.
(2)	Dr. Molfino joined us in May 2012.
(3)	Represents $30,000 in housing allowance and $15,000 in moving expenses.
(4)	Mr. Cooper joined us in July 2012.
(5)	Cash payment received in connection with Performance Share program which was discontinued in July 2012.

Narrative to Compensation Tables

Annual Performance Share Awards

We have for several years prior to 2012 granted performance-based restricted share awards (Performance Shares) to members of our senior management, including certain of our executive officers, as part of an incentive program designed to keep our management focused on shorter-term objectives that we believed furthered our longer-term business strategies. Although we made no Performance Share grants during 2012, Mr. Pritchard held 32,464 unvested Performance Shares granted in earlier years that vested based upon corporate performance achieved during the nine-month period that began on October 1, 2011 and ended on June 30, 2012. As originally structured, payment for that performance period was to be made 50% in vesting of Performance Shares and 50% in cash. The performance conditions that applied to Mr. Pritchard’s award included goals related to partnering programs, clinical and toxicology trials, patient participation, and research and others goals applicable to our three primary antibodies. In July 2012, our board of directors determined that performance for that nine-month period had been achieved at the 89% level, and our compensation committee determined that rather than paying the bonus in equal portions of stock and cash all remaining unvested Performance Shares held by Mr. Pritchard would vest, which resulted in his vesting in all 32,464 Performance Shares that he held and receiving a cash payment of $5,950. Neither of our other named executive officers participated in the Performance Share program during 2012. Our board of directors and compensation committee discontinued this program in July 2012, and our short-term incentive program is currently operating on an all-cash basis.

Stock Options

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options allow our employees to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant as determined on such date. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, our stock options granted to new hires have vested as to 25% of the total number of option shares granted on the first anniversary of the award and in equal monthly installments over the ensuing 36 months, whereas subsequent grants to employees generally vest in equal monthly installments over 48 months. We also have generally offered our employees the opportunity to purchase the unvested shares subject to their options, with us retaining a right to repurchase from the employee any shares that remain unvested if the employee’s service with us terminates prior to the date on which the options are fully vested. Of our named executive officers, Dr. Molfino and Mr. Cooper were granted options in 2012, each of which vest as to 25% of the total number of option shares granted on the first anniversary of the award and in equal monthly installments over the ensuing 36 months.

In connection with our registration statement filed with the SEC pursuant to Form 10, we adopted a new equity incentive plan and approved the terms of an employee stock purchase plan. Additional information about our stock plans, including our new equity incentive plan and employee stock purchase plan, is provided below under “Equity Plans.”

Outstanding Equity Awards at 2012 Fiscal Year End

The following table shows certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2012:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1)		Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Yet Vested	Market Value of Shares of Stock That Have Not Yet Vested ($)
Mr. Pritchard	70,195	(2)	—	1.21	1/21/2019	—	—
Dr. Molfino	162,854	(3)	—	4.74	5/29/2022	—	—
Mr. Cooper	162,854	(4)	—	4.74	7/5/2022	—	—

(1)	All of our employee stock options generally permit the optionee to exercise and purchase vested as well as unvested shares. Unvested shares so purchased are subject to our right of repurchase at the optionee’s exercise price in the event the optionee’s service with us terminates prior to the end of the applicable vesting term. Accordingly, these columns reflect that all of our outstanding options are exercisable, whether or not the underlying shares are vested.
(2)	Option vests over four years of service from January 21, 2009, with 25% vesting upon completion of one year of service and 75% vesting in 36 equal monthly installments thereafter. 68,733 shares were vested as of December 31, 2012.
(3)	Option vests over four years of service from May 29, 2012, with 25% vesting upon completion of one year of service and 75% vesting in 36 equal monthly installments thereafter. No shares were vested as of December 31, 2012.
(4)	Option vests over four years of service from July 5, 2012, with 25% vesting upon completion of one year of service and 75% vesting in 36 equal monthly installments thereafter. No shares were vested as of December 31, 2012.

Severance and Change in Control Benefits

Each of our named executive officers has entered into a letter arrangement with us that provides severance benefits in connection with an involuntary termination of employment within 12 months after a change in control, as described below.

Pursuant to a letter agreement, as amended, with us, if Mr. Pritchard is subject to an involuntary termination within 12 months after a change in control, he is entitled to continued payment of his base salary for a period of 12 months, a pro-rata portion of his target bonus, if any, established for the fiscal year in which his employment terminates, payment of COBRA premiums for up to 12 months, and full acceleration of his then unvested option shares.

Pursuant to letter agreements with us, if Dr. Molfino and Mr. Cooper, respectively, were to be subject to an involuntary termination within 12 months after a change in control, he would be entitled to continued payment of his base salary for a period of 12 months, a pro-rata portion of his target bonus, if any, established for the fiscal year in which his employment terminates, payment of COBRA premiums for up to 12 months, vesting credit for each outstanding and entirely unvested option equal to the number of whole months of service provided from the applicable vesting commencement date until the effective date of the involuntary termination over the total number of months of service to us that would otherwise be required to fully vest in such option, and acceleration of 50% of his then unvested option shares (after taking into account the vesting credit described in the preceding clause).

All of the severance benefits described above are contingent on the execution of a general release of claims against us.

For purposes of our officer agreements, the following definitions, or substantially similar versions, are used:

An “involuntary termination” can occur in one of two ways. First, it could occur if we were to terminate the employment relationship other than due to the employee engaging in misconduct, such as unauthorized disclosure of our confidential information, a material breach of an agreement with us or of one of our policies, a felony conviction, or other serious failures by the employee in performing his duties. Second, it could occur if the employee were to resign following the company materially reducing his position or base salary, or relocating his principal workplace by more than 30 miles.

A “change in control” means either a merger, consolidation or other corporate reorganization of us as a result of which persons who were not stockholders before the transaction own more than 50% of our securities or a parent of us, or a sale of all or substantially all of our assets.

Equity Plans

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan in July 2012, which was effective immediately, although no awards could be granted under the 2012 Equity Incentive Plan until August 11, 2012, the effective date of our registration statement filed with the SEC pursuant to Form 10 (the Form 10 Effective Date). Our stockholders approved the 2012 Equity Incentive Plan in August 2012. No further awards have been or may be made under our 2001 Stock Plan, our stock plan in operation prior to the Form 10 Effective Date, after the Form 10 Effective Date. However, the options outstanding after the Form 10 Effective Date under the 2001 Stock Plan continue to be governed by their existing terms.

Share Reserve.    Our board of directors reserved 1,123,131 shares of our common stock for issuance under the 2012 Equity Incentive Plan, plus it provided for the transfer of no more than 1,066,975 shares that were reserved for issuance under our 2001 Stock Plan but that either have not been awarded under that plan or, if awarded and outstanding as of the Form 10 Effective Date, subsequently expire, lapse unexercised or are forfeited to or repurchased by us. In addition, the number of shares reserved for issuance under the 2012 Equity Incentive Plan will automatically increase on the first business day of each fiscal year, starting with fiscal year 2013 and ending in fiscal year 2022, by a number equal to the lesser of:

•	5% of the total number of shares of common stock outstanding on December 31 of the prior fiscal year;

•	842,348 shares of common stock; or

•	a number of shares of common stock determined by our board of directors.

In general, to the extent that awards under the 2012 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards. In addition, shares subject to awards outstanding under our 2001 Stock Plan that are forfeited or lapse without shares being issued after the Form 10 Effective Date will be available for awards under the 2012 Equity Incentive Plan (subject to the share limitation described above). All share numbers described in this summary of the 2012 Equity Incentive Plan (including exercise prices for options and stock appreciation rights) are automatically adjusted in the event of a subdivision of the outstanding common stock, a declaration of a dividend payable in common stock or a combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise) into a lesser number of shares of common stock.

Administration.    Our board of directors administers the 2012 Equity Incentive Plan. The board of directors has complete discretion to make all decisions relating to the plan and outstanding awards. The 2012 Equity Incentive Plan allows the plan administrator to reprice stock options and stock appreciation rights.

Eligibility.    Employees, members of our board of directors who are not employees, and consultants are eligible to participate in our 2012 Equity Incentive Plan.

Types of Award.    Our 2012 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock (subject to a right of repurchase by us upon the participant’s termination with respect to unvested shares);

•	stock units; and

•	performance cash awards.

Change of Control.    Our 2012 Equity Incentive Plan provides that in the event of a change of control, as defined under our 2012 Equity Incentive Plan, each outstanding award will be treated in the manner described in the definitive transaction agreement. The board of directors may provide, in an individual award agreement or in any other written agreement between a participant and us, that an award will be subject to additional acceleration of vesting and exercisability in the event of a change in control.

Amendments or Termination.    Our board of directors may amend or terminate the 2012 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law, regulation or rule. The 2012 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2001 Stock Plan

Our 2001 Stock Plan was adopted by our board of directors in May 2001, and our stockholders approved it in June 2001. The most recent amendment to the 2001 Stock Plan was adopted by our board of directors in

January 2011. No further awards have been or may be made under our 2001 Stock Plan after the Form 10 Effective Date. However, the options outstanding after the Form 10 Effective Date under the 2001 Stock Plan continue to be governed by their existing terms.

Share Reserve.     During the term of the 2001 Stock Plan, we reserved an aggregate of 3,408,247 shares of our common stock for issuance under the plan.

Administration.     Our board of directors administered the 2001 Stock Plan before the Form 10 Effective Date, and will continue to administer this plan after the Form 10 Effective Date. The board of directors has complete discretion to make all decisions relating to our 2001 Stock Plan. The 2001 Stock Plan allows our board of directors to reprice stock options.

Eligibility.    Employees, members of our board of directors who are not employees, and consultants participate in our 2001 Stock Plan.

Types of Award.    Our 2001 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•

direct award or sale of shares of our common stock, including restricted shares of our common stock (subject to a right of repurchase by us upon the participant’s termination with respect to unvested shares).

Change of Control.    Our 2001 Stock Plan provides that in the event of a change of control, as defined under our 2001 Stock Plan, each outstanding option will become fully vested unless continued, assumed or substituted by the surviving corporation or its parent. The board of directors may provide, in an individual award agreement or in any other written agreement between a participant and us, that an award will be subject to additional acceleration of vesting and exercisability in the event of a change in control.

Amendments or Termination.    Our board of directors may amend or terminate the 2001 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless the amendment increases the number of shares available for issuance, materially changes the class of persons eligible to receive incentive stock options or is otherwise required by applicable law. The 2001 Stock Plan will continue in effect for 10 years from the later of its adoption date or the date of approval of the latest share increase, unless our board of directors decides to terminate the plan earlier.

2012 Employee Stock Purchase Plan

Our board of directors approved our 2012 Employee Stock Purchase Plan (ESPP) in September 2012 and reserved 168,469 shares of our common stock for issuance under the ESPP. Our board of directors has not yet determined when the ESPP might be implemented and made available for participation by our employees. We believe that our ESPP will qualify for the tax benefits provided under Section 423 of the Code. The ESPP will become effective on the effective date of the registration statement of which this prospectus is part.

Share Reserve.    The number of shares reserved for issuance under the ESPP will automatically adjust in the event of a stock split, a stock dividend, a reverse stock split, or similar event.

Administration.    The compensation committee of our board of directors will administer the plan.

Eligibility.    All of our employees, plus those employed by any subsidiary which we designate as eligible for participation in the ESPP, may participate if we or the applicable subsidiary employs them for more than 20 hours per week and for more than five months per year.

Offering Periods.    Each offering period will last a number of months determined by our compensation committee, not to exceed 27 months. We expect eventually to operate the ESPP by authorizing successive offering periods of six months’ duration.

Amount of Contributions.    Our ESPP permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. The maximum number of shares that a participant may purchase during a single offering period is currently set at 3,000 shares. This maximum number may be changed by our compensation committee. The value of the shares purchased by any one participant in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price.    The price of each share of common stock purchased under our ESPP will not be less than 85% of the lower of:

•	the fair market value per share of our common stock on the first day of the applicable offering period; or

•	the fair market value per share of our common stock on the purchase date.

Other Provisions.    Employees may end their participation in the ESPP at any time. Participation ends automatically upon termination of employment with the company. If a change of control of the company occurs, unless the ESPP is assumed or continued by our successor, any offering period then underway will terminate as of a date prior to the transaction and shares will be purchased with the payroll deductions accumulated through such date by participating employees. Our compensation committee may amend or terminate the ESPP at any time. We will seek stockholder approval of amendments to the ESPP that increase the shares available to be issued under it and other amendments where stockholder approval is required under applicable law or any stock exchange listing rules.

Retirement Benefits

We have established a 401(k) tax-deferred savings plan, which permits participants, including our named executive officers, to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. We are responsible for administrative costs of the 401(k) plan. We may, in our discretion, make matching contributions to the 401(k) plan. No employer contributions have been made to date.

Director Compensation

Each member of our board of directors who is not our employee nor affiliated with certain of our investors has the choice to be compensated pursuant to either the “Equity-Only Program” or the “Equity-and-Cash Program,” each as described below. Members of our board of directors who are our employees or affiliated with certain of our investors do not receive additional compensation for their services as a director.

Our Equity-Only Program consists of an initial grant of an option to purchase 14,039 shares during the first year of service and annual grants of options to purchase 7,019 shares for each subsequent year of service. Our Equity-and-Cash Program consists of an initial grant of an option to purchase 7,019 shares during the first year of service and annual grants of options to purchase 3,509 shares for each subsequent year of service. Our Equity-and-Cash Program also includes an annual cash retainer of $25,000, and $12,000 in additional annual compensation for service as the chair of our audit committee.

Each initial grant, whether made pursuant to our Equity-Only Program or our Equity-and-Cash Program, vests at the rate of 25% upon one-year of service and an additional 1/48th upon each month of service thereafter. Each annual grant, whether made pursuant to our Equity-Only Program or our Equity-and-Cash Program, vests at the rate of 1/48th upon each month of service. Dr. Gilbert and Messrs. Love and Lyons each elected to be compensated pursuant to the “Equity-and-Cash Program” and Mr. Withy each elected to be compensated pursuant to the “Equity-Only Program.” Dr. Healy, Dr. Henner and Ms. Smith were each not eligible to receive compensation because of their respective affiliation with certain of our investors.

The following table shows for the fiscal year ended December 31, 2012 certain information with respect to the compensation of all of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Dr. Gilbert (3)	37,000	4,175	41,175
Dr. Healy	—	—	—
Dr. Henner	—	—	—
Mr. Love	25,000	4,175	29,175
Mr. Lyons (4)	25,000	4,175	29,175
Ms. Smith	—	—	—
Mr. Withy	—	8,352	8,352

(1)	The amounts in this column represent the aggregate grant date fair value of option awards granted to the director, computed in accordance with FASB ASC Topic 718. See Note 10 of the notes to our consolidated financial statements included in this prospectus for a discussion of all assumptions made by us in determining the grant date fair values of our equity awards.
(2)	As of December 31, 2012, Dr. Gilbert held outstanding options to purchase 21,055 shares of our common stock, Mr. Love held outstanding options to purchase 31,586 shares of our common stock, Mr. Lyons held outstanding options to purchase 10,528 shares of our common stock, and Mr. Withy held outstanding options to purchase 35,096 shares of our common stock.
(3)	Dr. Gilbert is the chair of our audit committee.
(4)	Mr. Lyons is the chair of the compensation committee.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2010 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our convertible preferred stock or common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation.”

Series E Financing

In May 2012, we issued and sold an aggregate of 1,403,910 shares of our Series E convertible preferred stock at a price of $12.11 per share to certain entities affiliated with Fidelity Investments and in June 2012, we issued and sold an aggregate of 268,390 shares of our Series E convertible preferred stock at a price of $12.11 per share to other investors.

The following table summarizes the purchases of Series E convertible preferred stock by the beneficial holders of more than 5% of our capital stock or entities affiliated with them:

Name of Stockholder	KaloBios Director	Number of Series E Shares	Aggregate Purchase Price ($)
Entities affiliated with Fidelity Investments	—	1,403,910	17,000,000
Entities affiliated with Sofinnova Ventures	James I. Healy	82,581	999,998
Entities affiliated with Alloy Ventures	—	165,164	1,999,996

Investors’ Rights Agreement

In connection with our Series E financing described above, we entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with each of 5AM Ventures, Alloy Ventures, Baxter International, Fidelity Investments, GBS Venture Partners, LB I Group, MPM BioVentures and Sofinnova Ventures, and certain other investors. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

In connection with the initial closing of the Series E financing with certain holders of our common stock and certain holders of our convertible preferred stock, we entered into an amended and restated voting agreement. Under the terms of the voting agreement, the parties have agreed, subject to certain conditions, to vote their shares so as to elect as directors the nominees designated by certain of our investors, including Sofinnova Ventures, which has designated James Healy, and the holders of our convertible preferred stock, who have designated Dennis Henner. In addition, the parties to the voting agreement have agreed to vote their shares so as to elect to our board of directors our Chief Executive Officer, who is currently David Pritchard, and additional at-large directors nominated by the holders of our common stock and the holders of our convertible preferred stock, voting together, who are currently Denise Gilbert, Ted Love, Gary Lyons, Brigitte Smith, and Ray Withy. The voting agreement will terminate immediately prior to the completion of this offering.

Right of First Refusal and Co-sale Agreement

In connection with the initial closing of the Series E financing with certain holders of our common stock and certain holders of our convertible preferred stock, we entered into an amended and restated right of first refusal and co-sale agreement. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock and common stock issuable upon conversion of the shares of convertible preferred stock held by the parties thereto. The amended and restated right of first refusal and co-sale agreement will terminate immediately prior to the completion of this offering.

Indemnification Agreements

We have entered into indemnification agreements with our directors, executive officers, and certain key employees. Under these agreements, we agree to indemnify our directors, executive officers, and certain key employees against any and all expenses incurred by the applicable director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval and in certain other limited circumstances). In addition, these indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will pay for all expenses incurred by our directors, executive officers and certain key employees in connection with a legal proceeding arising out of the person’s service to us.

Stock Options and Performance Based Restricted Share Awards

We have granted stock options and performance based restricted share awards to our executive officers and directors, as more fully described in “Executive Compensation.”

Participation in This Offering

Certain of our existing stockholders that hold more than 5% of our convertible preferred stock or common stock, including a stockholder affiliated with one of our directors, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million of shares of our common stock in this offering, or 1,764,705 shares at an assumed initial public offering price of $8.50 per share, the midpoint of the range set forth on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

PRINCIPAL STOCKHOLDERS

The table below presents information regarding beneficial ownership of our common stock as of November 30, 2012, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Percentage ownership of our common stock before this offering is based on 15,154,938 shares of our common stock outstanding as of November 30, 2012, which includes 12,968,243 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the completion of this offering, as if this conversion had occurred as of November 30, 2012. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 30, 2012 are deemed to be outstanding and to be beneficially owned by the person holding the options but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The percentage ownership of our common stock after this offering also assumes that 23,404,938 shares of common stock will be outstanding after completion of this offering and no exercise of the underwriters’ option to purchase additional shares of our common stock. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o KaloBios Pharmaceuticals, Inc., 260 East Grand Avenue, South San Francisco, CA 94080.

Certain of our existing stockholders that hold more than 5% of our convertible preferred stock or common stock, including a stockholder affiliated with one of our directors, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million of shares of our common stock in this offering, or 1,764,705 shares at an assumed initial public offering price of $8.50 per share, the midpoint of the range set forth on the cover of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering. The information set forth in the table below does not reflect any potential purchase of any shares in this offering by such parties.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:

Entities affiliated with MPM BioVentures (1) 200 Clarendon Street, 54th Floor Boston, MA 02116	2,612,215	17.24%	11.16%

Entities affiliated with Sofinnova Ventures (2) 2800 Sand Hill Road, Suite 150 Menlo Park, CA 94025	1,756,730	11.59%	7.51%

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering

Entities affiliated with Alloy Ventures (3) 400 Hamilton Ave, 4th Floor Palo Alto, CA 94301	1,671,525	11.03%	7.14%

Entities affiliated with Fidelity Investments (4) 82 Devonshire Street, V13H Boston, MA 02109	1,565,389	10.33%	6.69%

Entities affiliated with Lehman Brothers Holdings Inc. (5) 1271 Avenue of the Americas New York, NY 10020	1,036,387	6.84%	4.43%

Baxter International Inc. (6) One Baxter Parkway Deerfield, IL 60015-4625	927,734	6.12%	3.96%

Entities affiliated with GBS Venture Partners (7) 71 Collins St., Level 5 Melbourne, VIC 3000 Australia	815,048	5.38%	3.48%

Named Executive Officers and Directors:

David W. Pritchard (8)	708,560	4.65%	3.02%

Néstor A. Molfino, M.D., FCCP (9)	162,854	1.06%	*

Jeffrey H. Cooper (10)	162,854	1.06%	*

Dennis Henner, Ph.D. (1)	2,612,215	17.24%	11.16%

James Healy, M.D., Ph.D. (2)	1,756,730	11.59%	7.51%

Brigitte Smith (7)	815,048	5.38%	3.48%

Ray Withy (11)	63,174	*	*

Ted W. Love (12)	31,586	*	*

Denise Gilbert, Ph.D. (13)	21,055	*	*

Gary Lyons (14)	10,528	*	*

All current executive officers and directors as a group (11 persons) (15)	6,580,286	44.13%	28.59%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)

Includes (i) 33,939 shares held of record by MPM Asset Management Investors 2005 BVIII LLC, (ii) 161,923 shares held of record by MPM BioVentures III GmbH & Co. Beteiligungs KG, (iii) 57,881 shares held of record by MPM BioVentures III Parallel Fund, LP, (iv) 128,843 shares held of record by MPM BioVentures III, LP, (v) 1,916,164 shares held of record by MPM BioVentures III-QP, L.P. and (vi) 313,465 shares held of record by MPM BioVentures Strategic Fund LP. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, LP, MPM BioVentures III, LP, MPM BioVentures III-QP, L.P. and MPM BioVentures Strategic Fund LP. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz, and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2005 BVIII LLC. All

members share all power to vote, acquire, hold, and dispose of all shares held by entities affiliated with MPM BioVentures III LLC and MPM Asset Management Investors 2005 BVIII LLC. Dennis Henner is also a member of our board of directors. Each member disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(2)	Consists of (i) 40,716 shares held of record by Sofinnova Venture Affiliates V, LP, (ii) 1,690,323 shares held of record by Sofinnova Venture Partners V, LP, and (iii) 25,691 shares held of record by Sofinnova Venture Principals V, LP. James Healy, a member of our board of directors, Michael Powell, and Alain Azan are the managing directors of Sofinnova Venture Affiliates V, LP, Sofinnova Venture Partners V, LP, and Sofinnova Venture Principals V, LP. Dr. Healy serves as the President of Sofinnova Ventures, Inc., the management company affiliate of each of Sofinnova Venture Affiliates V, LP, Sofinnova Venture Partners V, LP and Sofinnova Venture Principals V, LP. All managing directors share all power to vote, acquire, hold and dispose of all shares held by the entities affiliated with Sofinnova Ventures. Each managing director disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.
(3)	Consists of (i) 482,298 shares held of record by Alloy Annex I, L.P., (ii) 103,745 shares held of record by Alloy Corporate 2000, L.P., (iii) 177,989 shares held of record by Alloy Investors 2000, L.P., (iv) 44,241 shares held of record by Alloy Partners 2000, L.P. and (v) 863,252 shares held of record by Alloy Ventures 2000, L.P. Alloy Annex I, LLC is the general partner of Alloy Annex I, L.P. Alloy Ventures 2000, LLC is the general partner of Alloy Corporate 2000, L.P., Alloy Investors 2000, L.P., Alloy Partners 2000, L.P., and Alloy Ventures 2000, L.P. Doug Kelly, Craig Taylor, John Shoch, Dan Rubin, and Tony Di Bona are the managing members of Alloy Annex I, LLC. Doug Kelly, Craig Taylor, John Shoch, and Tony Di Bona are the managing members of Alloy Ventures 2000, LLC. All managing members share all power to vote, acquire, hold, and dispose of all shares held by the entities affiliated with Alloy Annex I, LLC and Alloy Ventures 2000, LLC. Each managing member disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.
(4)	Consists of (i) 736,675 shares held of record by Fidelity Magellan Fund: Fidelity Magellan Fund, (ii) 439,250 shares held of record by Fidelity Securities Fund: Fidelity Dividend Growth Fund, (iii) 216,963 shares held of record by Fidelity Select Portfolios: Biotechnology Portfolio, (iv) 71,068 shares held of record by Variable Insurance Products Fund III: Balanced Portfolio, (v) 47,900 shares held of record by Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund, (vi) 40,073 shares held of record by Fidelity Rutland Square Trust II: Strategic Advisers Core Fund, (vii) 13,148 shares held of record by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund and (viii) 312 shares held of record by Fidelity Rutland Square Trust II: Strategic Advisers Core Multi-Manager Fund. Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,565,389 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and for the entities set forth in the preceding sentence (the Funds). Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Funds each has sole power to dispose of the 1,565,389 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Fidelity, FMR LLC, Edward C. Johnson 3d, and members of the family of Edward C. Johnson 3d have shared investment power with respect to all shares held by the Funds and the Funds have shared investment power with respect to the shares held by each fund. The Board of Trustees of each of the Funds has sole voting power with respect to the shares held by such fund, and neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees.

(5)	Consists of 1,036,387 shares held of record by LB I Group Inc. LB I Group Inc. is wholly-owned by Lehman ALI Inc., which is wholly-owned by Lehman Brothers Holdings Inc. (“LBHI”). Under the rules and regulations of the SEC, LB I Group Inc., Lehman ALI Inc., and LBHI may be deemed to (i) be the beneficial owners of the shares owned by LB I Group Inc. and (ii) share voting and investment power over such shares. Other than as a result of this corporate control group structure, LB I Group Inc., Lehman ALI Inc., and LBHI do not share investment or voting power over such shares. Other than the shares indicated in the table, LBHI is unable to confirm whether or not it is the beneficial owner of any additional shares of our capital stock that may or may not be owned by any of LBHI’s affiliates primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of LBHI’s European and Asian businesses, which have resulted in significant portions of LBHI’s securities trading records and systems being unavailable to, and non-accessible by, LBHI, and (2) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business.
(6)	Represents 927,734 shares held of record by Baxter International Inc., a publicly traded company.
(7)	Consists of (i) 591,929 shares held of record by GBS Venture Partners Limited, in its capacity as trustee of Bioscience Ventures II Fund, and (ii) 223,119 shares held of record by GBS Venture Partners Limited, in its capacity as trustee of the Genesis Fund. Brigitte Smith, a member of our board of directors, Dr. Geoff Brooke, Prof. John Mills, and Dr. George Morstyn are the members of the investment committee of GBS Venture Partners Limited. All members share all power to vote, acquire, hold, and dispose of all shares. Each member disclaims beneficial ownership of the securities except to the extent of their pecuniary interest therein.
(8)	Includes options to purchase 70,195 shares of common stock that may be exercised within 60 days of November 30, 2012.
(9)	Consists of options to purchase 162,854 shares of common stock that may be exercised within 60 days of November 30, 2012.
(10)	Consists of options to purchase 162,854 shares of common stock that may be exercised within 60 days of November 30, 2012.
(11)	Includes options to purchase 35,096 shares of common stock that may be exercised within 60 days of November 30, 2012.
(12)	Consists of options to purchase 31,586 shares of common stock that may be exercised within 60 days of November 30, 2012.
(13)	Consists of options to purchase 21,055 shares of common stock that may be exercised within 60 days of November 30, 2012.
(14)	Consists of options to purchase 10,528 shares of common stock that may be exercised within 60 days of November 30, 2012.
(15)	Includes options to purchase 585,421 shares of common stock that may be exercised within 60 days of November 30, 2012.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of 47,500,000 shares of common stock, par value $0.001 per share. As of September 30, 2012, there were 15,135,077 shares of common stock outstanding, held by 112 stockholders of record and no shares of preferred stock outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock into 12,968,036 shares of our common stock, assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, which will occur immediately prior to the completion of this offering.

Preferred Stock

Immediately prior to the completion of this offering, the outstanding shares of preferred stock will be converted into shares of common stock. See Note 10 of the notes to our consolidated financial statements for a description of the currently outstanding convertible preferred stock. In connection with the completion of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock.

Anti-Dilution Protection

Subject to customary exceptions, our amended and restated certificate of incorporation currently in effect provides anti-dilution protection for holders of our convertible preferred stock in the event that we issue additional shares of common stock, options or rights to purchase common stock or securities convertible into common stock without consideration or at a price per share that is less than the then effective conversion price of any series of convertible preferred stock, which is referred to as a dilutive issuance. Our amended and restated certificate of incorporation currently in effect provides that the conversion price shall be adjusted to protect holders of our convertible preferred stock from certain dilutive issuances based on a weighted average formula. Immediately after the completion of this offering, our amended and restated certificate of incorporation will not contain such anti-dilution protection.

The sale of our common stock in this offering within the range set forth on the cover page of this prospectus will trigger the weighted average anti-dilution provisions set forth in our amended and restated certificate of incorporation currently in effect. Assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.06, 1.10 and 1.11, respectively. If our initial public offering price is $9.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.04, 1.08 and 1.10, respectively. If our initial public offering price is $8.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.08, 1.12 and 1.15, respectively.

In addition, the conversion price of our convertible preferred stock is subject to adjustments for stock splits, dividends and recapitalizations, among other things. The warrants to purchase shares of our Series B-2 and Series E convertible preferred stock are also subject to adjustment in a similar manner.

Registration Rights

Pursuant to the terms of our amended and restated investors’ rights agreement, immediately following this offering and subject to the terms of the contractual lock-up agreements with the underwriters of this offering, certain holders of our common stock and the holder of a warrant to purchase shares of our stock will be entitled to some or all of the registration rights with respect to the registration of shares of common stock under the Securities Act, as described below. We refer to the shares of our common stock subject to the amended and restated investors’ rights agreement as registrable shares.

Demand Registration Rights

Upon the earlier of 180 days after the completion of this offering and May 2, 2013, the holders of at least 25% of the registrable shares having demand registration rights may require that we file a registration statement covering the registration of at least 50% of the registrable shares then outstanding or registrable shares with an anticipated aggregate offering price of at least $10,000,000, net of underwriting discounts and commissions. We are not obligated to file a registration statement pursuant to this provision on more than two occasions or in certain other circumstances described in the amended and restated investor rights agreement. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if the board of directors determines that the filing would be seriously detrimental to us and our stockholders.

Form S-3 Registration Rights

The holders of the registrable shares with demand registration rights can request that we register all or a portion of their registrable shares on Form S-3, if we are eligible to file a registration statement on Form S-3, and if the aggregate price to the public of the registrable shares, together with any other securities the holders propose to sell, is at least $1,000,000. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in any 12-month period if the board of directors determines that the filing would be seriously detrimental to us and our stockholders.

“Piggyback” Registration Rights

If we propose to register any of our securities for public sale, holders of shares having demand registration rights are entitled to notice of the registration and have the right to require us to register all or a portion of the registrable shares held by them, subject to certain exceptions set forth in the amended and restated investor rights agreement.

Expenses of Registration

We will pay all expenses, other than underwriting discounts and commissions, incurred in connection with all demand registrations, Form S-3 registrations and piggyback registrations, including the reasonable fees of one counsel for the selling holders, subject to certain exceptions.

Expiration of Registration Rights

The registration rights described above shall terminate five years following the completion of this offering.

Common Stock

After this offering, there will be 47,500,000 authorized shares of common stock and, based upon the stock outstanding as of September 30, 2012, 23,385,077 shares of common stock outstanding, or 24,622,577 shares if the underwriters exercise in full their option to purchase additional shares of common stock in this offering.

Dividend Rights

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion.

No Redemption or Sinking Fund

There are no redemption or sinking fund provisions applicable to our common stock.

Venue

Unless we consent otherwise, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for stockholder actions against us.

Anti-Takeover Provisions

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the completion of this offering could make it more difficult to acquire our company by means of a tender offer, a proxy contest, or otherwise.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Filling Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws both provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders or until such director’s successor shall have been duly elected and qualified. Accordingly, the board of directors could prevent any stockholder from filling the new directorships with such stockholder’s own nominee.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law which contains anti-takeover provisions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale or another transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price fort the shares of common stock held by stockholders.

No Cumulative Voting

Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on our board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as compared to the number of seats the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Warrants

In connection with a credit facility obtained in 2005, we issued a warrant to purchase 15,599 shares of Series B-2 convertible preferred stock upon the signing of the credit facility agreement in October 2005, which was increased to 38,997 shares of Series B-2 convertible preferred stock upon draw down of the loan in December 2006. The warrant was immediately exercisable upon issuance. The warrant expires on October 31, 2015. The exercise price per share is $5.13.

In connection with a loan and security agreement we entered into in September 2012, we issued a warrant to purchase shares of our Series E convertible preferred stock in an amount equal to 4% of the amount drawn down under the agreement divided by the Series E convertible preferred stock exercise price of $12.11 per share. The warrant is exercisable for up to 10 years from the date of issuance and will expire upon the completion of this offering if it has not been previously exercised.

The NASDAQ Global Market Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “KBIO,” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021 and its telephone number is (800) 662-7232.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options to purchase shares of common stock, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

As of September 30, 2012, upon completion of this offering and assuming an initial public offering price of $8.50 per share, the midpoint of the range set forth on the cover of this prospectus, we will have outstanding 23,385,077 shares of our common stock, assuming the conversion of all outstanding shares of convertible preferred stock, no exercises of outstanding options or warrants after September 30, 2012, and no exercise of the underwriters’ option to purchase additional shares. Of these shares, all of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, except to the extent these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Any shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act. The remaining 15,135,077 shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act, and subject to the terms of the contract lock-up agreements described below. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act, such as Rule 144 or 701. These restricted securities are subject to the contractual lock-up agreements or market standoff provisions described below until 180 days after the date of this prospectus.

Lock-Up Agreements

All of our directors, officers, and security holders are subject to contractual lock-up agreements or market standoff provisions that prohibit them from, subject to certain exceptions, offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock or options to acquire shares of our common stock or any security or instrument related to our common stock or options for a period of at least 180 days following the date of this prospectus without the prior written consent of Leerink Swann LLC and us, as applicable.

Stock Not Registered under the Securities Act

Prior to this offering, shares of our common stock have not been registered under the Securities Act, except for 1,168,475 shares of our common stock reserved for issuance upon the exercise of outstanding options under our 2001 Stock Plan and 2,037,424 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan. Accordingly, the shares of our common stock not registered under the Securities Act may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

Rule 144

Under Rule 144, each person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale of our unregistered shares and who has beneficially owned the shares for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such unregistered shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the unregistered shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person will be entitled to sell such shares without complying with any of the other requirements of Rule 144.

In addition, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 233,850 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares and the conversion of all outstanding shares of convertible preferred stock into 12,968,036 shares of common stock, assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates will also be subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration of Shares Issued Pursuant to Benefits Plans

On September 5, 2012, we filed a registration statement under the Securities Act to register 1,168,475 shares of our common stock reserved for issuance upon the exercise of outstanding options under our 2001 Stock Plan and 2,037,424 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan. We intend to file a registration statement under the Securities Act as promptly as possible after the date of this prospectus to register 168,469 shares that we may issue pursuant to our ESPP. The registration statement for our ESPP will automatically become effective upon filing. Accordingly, any shares resulting from any options or rights exercised under our 2001 Stock Plan or our 2012 Equity Incentive Plan are, and any shares resulting from any rights exercised under our ESPP after the filing of the registration statement for the ESPP will also be, freely tradable in the public market, in each case subject to the lock-up agreements discussed above. However, shares acquired by affiliates under these employee benefit plans will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly with retroactive effect, or subject to different interpretations. This discussion is limited to persons who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion does not address all the United States federal income tax consequences and does not address foreign, state, local or other tax considerations that may be relevant to you in light of your personal circumstances. This discussion does not address special situations, including, without limitation, those of: brokers or dealers in securities; regulated investment companies; real estate investment trusts; persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons liable for alternative minimum tax; persons whose “functional currency” is not the United States dollar; investors in pass-through entities; persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation; United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, tax-exempt organizations, or entities or arrangements treated as partnerships or other pass-through entities for United States federal income tax purposes.

If you are a partnership holding our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Consequences to United States Holders

The following is a summary of the United States federal income tax consequences that will apply to you if you are a United States Holder of shares of our common stock. A “United States Holder” of common stock means a beneficial owner of common stock that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions on Common Stock

In general, if you receive a distribution with respect to our common stock, such distributions will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce your tax basis in our common stock and, to the extent such portion exceeds your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Sale, Exchange, or Other Disposition of Common Stock.”

Under current legislation, dividend income may be taxed to an individual at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a United States Holder that is a United States corporation will qualify for a deduction allowed to United States corporations in respect of dividends received from other United States corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate United States Holder may qualify for the 70% dividends received deduction if the United States Holder owns less than 20% of the voting power and value of our stock. You should consult your tax advisor regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange, or Other Disposition of Common Stock

You will generally recognize capital gain or loss on a sale, exchange or certain other dispositions of our common stock. Your gain or loss will equal the difference between your amount realized and your tax basis in the stock. Your amount realized will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized on a sale or exchange of stock will be long-term capital gain or loss if you have held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Medicare Contribution Tax

Recently enacted legislation requires certain United States Holders who are individuals, estates or certain trusts to pay a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes, among other things, dividends and capital gains from the sale or other dispositions of stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A United States Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

American Taxpayer Relief Act of 2012

The American Taxpayer Relief Act of 2012 (ATRA) was signed into law by President Obama on January 2, 2013. Certain provisions of U.S. federal income tax law relating to capital gain taxation and the applicability of capital gain rates to dividends designated as “qualified dividend income” were scheduled to “sunset” and revert to provisions of prior law for taxable years beginning after December 31, 2012. ATRA has modified those rules. For taxable years beginning after 2012, for noncorporate taxpayers, both the maximum capital gain tax rate (for gain other than “unrecaptured section 1250 gain”) and the maximum rate applicable to qualified dividend income generally is 20%.

Information Reporting and Backup Withholding

Under certain circumstances, United States Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. When required, we will report to the Internal Revenue Service and to each United States Holder the amounts paid on or with respect to our common stock and the United States federal withholding tax, if any, withheld from such payments. A United States Holder will be subject to backup withholding on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate if the United States Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A United States Holder may be eligible for an exemption from backup withholding by providing a properly completed Internal Revenue Service Form W-9 to us or our paying agent.

Backup withholding does not represent an additional United States federal income tax. Any amounts withheld from a payment to a United States Holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the Internal Revenue Service.

Consequences to Non-United States Holders

The following is a summary of the United States federal income tax consequences that will apply to you if you are a Non-United States Holder of shares of our common stock. A “Non-United States Holder” is a beneficial owner of common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a United States Holder.

Distributions on Common Stock

If you receive a distribution in respect of shares of our common stock and such distribution is treated as a dividend (see “Consequences to United States Holders – Distributions on Common Stock”), as a Non-United States Holder, you will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, certifying under penalty of perjury that you are not a United States person (as defined under the Code) and claiming an exemption from or reduction in withholding under the applicable tax treaty. Special certification and other requirements apply to you if you are a pass-through entity rather than a corporation or individual or if our common stock is held through certain foreign intermediaries.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates as if you were a United States person (as defined under the Code), unless an applicable income tax treaty provides otherwise, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you do not timely provide the relevant paying agent with the required certification but are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Subject to the discussion below under “Foreign Account Legislation,” as a Non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of our common stock (including a distribution with respect to our common stock that is treated as a sale or exchange) unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours, in which case, you will generally be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates as if you were a United States person (as defined in the Code) and, if you are a corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, in which case, you will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by United States source capital losses; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period you held our common stock. As long as our common stock is regularly traded on an established securities market, within the meaning of section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than 5% of our common stock at any time during the applicable period that is specified in the Code. We believe that we are not currently, and are not likely to become, a United States real property holding corporation.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available by the Internal Revenue Service to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding tax may also apply to dividend payments made to you on or with respect to our common stock unless you certify under penalty of perjury that you are a Non-United States Holder (and we do not have actual knowledge or reason to know that you are a United States person (as defined under the Code)) or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a Non-United States Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person (as defined under the Code)) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided that the required procedures are followed.

You should consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

Foreign Account Legislation

Recently enacted legislation generally will impose a withholding tax of 30% on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to, among other things, collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). The legislation will also generally impose a withholding tax of 30% on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial United States owners or identification of the direct and indirect substantial United States owners of the entity. Finally, withholding of 30% also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Under certain circumstances, a Non-United States Holder of our common stock may be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock. Although this legislation currently applies to amounts paid after December 31, 2012, the IRS has issued guidance providing that the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017.

You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

UNDERWRITING

Leerink Swann LLC is acting as the sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Leerink Swann LLC
William Blair & Company, L.L.C.
Needham & Company, LLC

Total	8,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million of shares of our common stock in this offering, or 1,764,705 shares at an assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,237,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Leerink Swann LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Leerink Swann LLC in its sole discretion may release any of the securities subject to our lock-up agreement at any time. Additionally, our officers and directors, and certain of our stockholders have agreed that, during this 180-day period, they will not, without the prior written consent of Leerink Swann LLC and us, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Any release of securities subject to lock-up agreements with our officers and directors will be in the sole discretion of Leerink Swann LLC and us. Under the terms of the lock-up agreements, we will publicly announce any release from the restrictions described above with respect to our officers and directors prior to such release.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and Leerink Swann LLC. Among the factors to be considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “KBIO,” subject to notice of issuance.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $3.1 million, excluding underwriting discounts and commissions.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. As of the date of this prospectus, certain partners and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned less than one percent of the outstanding shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, such as KaloBios, that file electronically with it.

We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

KaloBios Pharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of KaloBios Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of KaloBios Pharmaceuticals, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KaloBios Pharmaceuticals, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

June 12, 2012

except for the last paragraph of Note 2,

as to which the date is

January 30, 2013

KaloBios Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share information)	December 31, 2010	December 31, 2011	September 30, 2012	Pro forma stockholders' equity as of September 30, 2012
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,902	$3,338	$6,417
Marketable securities	24,852	14,509	18,322
Restricted cash	483	—	—
Interest receivable	169	61	65
Contract receivables	509	177	69
Prepaid expenses and other current assets	400	519	824

Total current assets	35,315	18,604	25,697
Restricted cash	—	205	205
Property and equipment, net	447	427	256
Intangible and other assets	222	111	2,120

Total assets	$35,984	$19,347	$28,278

Liabilities, convertible preferred stock and stockholders’ (deficit) equity

Current liabilities:
Accounts payable	$1,174	$266	$2,503
Accrued compensation	737	832	402
Deferred revenue, short-term	15,694	5,630	—
Deferred rent, short-term	195	53	89
Accrued research and clinical liabilities	1,034	1,079	790
Other accrued liabilities	360	248	255

Total current liabilities	19,194	8,108	4,039
Deferred revenue, long-term	3,913
Deferred rent, long-term	—	163	93
Notes payable	—	—	4,815
Convertible preferred stock warrant liabilities	69	117	584	$—
Other liabilities, long-term	33	126	198

Total liabilities	23,209	8,514	9,729

Commitments and contingencies (Note 8)

Convertible preferred stock, $0.001 par value: 39,108,536 shares authorized at December 31, 2010 and 2011, and 60,152,555 shares authorized at September 30, 2012 (unaudited); 10,657,030 shares issued and outstanding at December 31, 2010 and 2011, and 12,329,330 shares issued and outstanding at September 30, 2012 (unaudited); no shares authorized, issued and outstanding at September 30, 2012 pro forma (unaudited); aggregate liquidation preference of $85,262 at December 31, 2011 and $105,512 at September 30, 2012 (unaudited)	83,178	83,178	102,023	—

Stockholders’ deficit:
Common stock, $0.001 par value: 60,000,000 shares authorized at December 31, 2010 and 2011, and 80,000,000 shares authorized at September 30, 2012 (unaudited); 1,856,765, 1,986,431 and 2,167,041 shares issued and outstanding at December 31, 2010 and 2011 and September 30, 2012 (unaudited), respectively; 47,500,000 shares authorized and 15,135,077 shares issued and outstanding at September 30, 2012 pro forma (unaudited)	2	2	2	15
Additional paid-in capital	2,124	2,412	3,083	105,677
Accumulated other comprehensive income (loss)	(3)	(1)	11	11
Accumulated deficit	(72,526)	(74,758)	(86,570)	(86,570)

Total stockholders’ (deficit) equity	(70,403)	(72,345)	(83,474)	$19,133

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$35,984	$19,347	$28,278

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands, except share and per share information)	2009	2010	2011	2011	2012
				(unaudited)
Contract revenue	$589	$17,712	$20,255	$14,386	$6,080
Operating expenses:
Research and development	22,862	18,893	18,512	15,070	14,238
General and administrative	5,190	4,942	4,010	3,203	3,392

Total operating expenses	28,052	23,835	22,522	18,273	17,630

Loss from operations	(27,463)	(6,123)	(2,267)	(3,887)	(11,550)
Other income (expense):
Interest income, net	291	108	43	36	35
Other income (expense), net	348	915	(8)	(43)	(297)

Loss before benefit for income taxes	(26,824)	(5,100)	(2,232)	(3,894)	(11,812)
Benefit for income taxes	(19)	—	—	—	—

Net loss	(26,805)	(5,100)	(2,232)	(3,894)	(11,812)
Other comprehensive income (loss):
Net unrealized gains (losses) on marketable securities	(108)	(13)	2	1	12

Comprehensive loss	$(26,913)	$(5,113)	$(2,230)	$(3,893)	$(11,800)

Basic and diluted net loss per common share	$(18.89)	$(3.02)	$(1.15)	$(2.03)	$(5.71)

Weighted average common shares outstanding used to calculate basic and diluted net loss per common share	1,419,066	1,689,894	1,933,672	1,921,705	2,070,013

Pro forma basic and diluted net loss per common share (unaudited) (Note 2)			$(0.17)		$(0.84)

Weighted average common shares outstanding used to calculate pro forma basic and diluted net loss per common share (unaudited) (Note 2)			12,590,702		13,592,806

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ (Deficit) Equity

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except share information)	Shares	Amount	Shares	Amount
Balances at December 31, 2008	10,225,057	$78,187	1,259,762	$1	$1,194	$118	$(40,621)	$(39,308)
Issuance of Series D convertible preferred stock, net of issuance costs of $9	431,973	4,991	—	—	—	—	—	—
Issuance of common stock upon exercise of options and vesting of stock awards	—	—	250,079	—	95	—	—	95
Employee stock-based compensation expense	—	—	—	—	345	—	—	345
Comprehensive loss	—	—	—	—	—	(108)	(26,805)	(26,913)

Balances at December 31, 2009	10,657,030	83,178	1,509,841	1	1,634	10	(67,426)	(65,781)
Issuance of common stock upon exercise of options and vesting of stock awards	—	—	346,924	1	191	—	—	192
Employee stock-based compensation expense	—	—	—	—	299	—	—	299
Comprehensive loss	—	—	—	—	—	(13)	(5,100)	(5,113)

Balances at December 31, 2010	10,657,030	83,178	1,856,765	2	2,124	(3)	(72,526)	(70,403)
Issuance of common stock upon exercise of options and vesting of stock awards	—	—	129,666	—	67	—	—	67
Employee stock-based compensation expense	—	—	—	—	221	—	—	221
Comprehensive loss	—	—	—	—	—	2	(2,232)	(2,230)

Balances at December 31, 2011	10,657,030	83,178	1,986,431	2	2,412	(1)	(74,758)	(72,345)
Issuance of Series E convertible preferred stock, net of issuance costs of $1,404 (unaudited)	1,672,300	18,845	—	—	—	—	—	—
Issuance of common stock upon exercise of options and vesting of stock awards (unaudited)	—	—	180,610	—	55	—	—	55
Employee stock-based compensation expense (unaudited)	—	—	—	—	616	—	—	616
Comprehensive loss (unaudited)	—	—	—	—	—	12	(11,812)	(11,800)

Balances at September 30, 2012 (unaudited)	12,329,330	$102,023	2,167,041	$2	$3,083	$11	$(86,570)	$(83,474)

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,			Nine Months Ended September 30,
(in thousands)	2009	2010	2011	2011	2012
				(unaudited)
Operating activities:
Net loss:	$(26,805)	$(5,100)	$(2,232)	$(3,894)	$(11,812)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	733	732	484	413	147
Amortization of intangible assets	111	111	111	83	83
Non cash interest expense	—	—	—	—	9
Amortization of premium on marketable securities	121	375	429	348	172
Stock-based compensation expense	345	299	221	166	616
Gains on disposal of fixed assets	—	(4)	—	—	(146)
Change in fair value of preferred stock warrant liabilities	(348)	(2)	48	—	388
Changes in operating assets and liabilities
Contracts receivable	(28)	(509)	332	181	108
Interest receivable	283	(24)	109	—	(4)
Prepaid expenses and other current assets	18	(78)	(120)	(4)	(304)
Accounts payable	(481)	487	(908)	(775)	1,817
Accrued compensation	6	107	95	375	(430)
Deferred revenue	(289)	19,607	(13,977)	(8,286)	(5,630)
Accrued research and clinical liabilities	1,312	(1,072)	45	781	(289)
Other liabilities	156	(257)	11	(103)	(39)
Deferred rent	(153)	(271)	22	11	(34)

Net cash provided by (used in) operating activities:	(25,019)	14,401	(15,330)	(10,704)	(15,348)

Investing activities:
Purchases of property and equipment	(293)	(68)	(463)	(457)	—
Proceeds from sale of property and equipment	—	—	—	—	170
Purchases of marketable securities	(28,497)	(59,344)	(26,974)	(24,263)	(23,652)
Proceeds from maturities of marketable securities	33,955	49,225	36,891	32,180	19,680
Changes in restricted cash	—	(183)	278	278	—

Net cash provided by (used in) investing activities	5,165	(10,370)	9,732	7,738	(3,802)

Financing activities:
Proceeds from issuances of common stock	7	119	34	88	54
Proceeds from issuances of convertible preferred stock, net	4,991	—	—	—	18,845
Proceeds from issuances of debt, net	—	—	—	—	4,840
Payments of deferred offering costs	—	—	—	—	(1,510)
Payment for repurchase of common stock	(10)	—	—	—	—

Net cash provided by financing activities	4,988	119	34	88	22,229

Net increase (decrease) in cash and cash equivalents	(14,866)	4,150	(5,564)	(2,878)	3,079
Cash and cash equivalents, beginning of period	19,618	4,752	8,902	8,902	3,338

Cash and cash equivalents, end of period	$4,752	$8,902	$3,338	$6,024	$6,417

Supplemental disclosure of non cash investing and financing activities:
Warrant issued in connection with note payable	—	—	—	—	$79

See accompanying notes.

KaloBios Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

(Amounts as of September 30, 2012 and for the nine month periods ended September 30, 2011 and 2012 are unaudited)

1. Organization and Description of Business

KaloBios Pharmaceuticals, Inc. (the Company) is a biopharmaceutical company whose primary business is to develop monoclonal antibody therapeutics for diseases that represent a significant burden to society and to patients and their families. The Company’s primary clinical focus is on respiratory diseases and cancer. The Company was incorporated on March 15, 2000 in California and reincorporated as a Delaware corporation in September 2001. All of the Company’s assets are located in California.

The Company has incurred significant losses and had an accumulated deficit of $86.6 million as of September 30, 2012. The Company has financed its operations primarily through the sale of equity securities, grants and the payments received under its agreements with Novartis Pharma AG (Novartis) and Sanofi Pasteur S.A. (Sanofi). To date, none of the Company’s product candidates have been approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses to continue for the foreseeable future. As a result, the Company will continue to require additional capital through equity offerings, debt financing and/or payments under new or existing licensing or collaboration agreements. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its development programs.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include all adjustments necessary for the presentation of our consolidated financial position, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company believes judgment is involved in determining revenue recognition, the fair value-based measurement of stock-based compensation, accruals and warrant valuations. The Company evaluates its estimates and assumptions as facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2012, the statements of comprehensive loss and cash flows for the nine months ended September 30, 2011 and 2012 and the statements of convertible preferred stock and stockholder’s (deficit) equity as of September 30, 2012 are unaudited. The financial data and other information disclosed in these notes to the financial statements related to September 30, 2012 and the nine month periods ended September 30, 2011 and 2012 are also unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2012 and the results of its operations and cash flows for the nine months ended September 30, 2011 and 2012. The results for the nine months ended September 30, 2012 are not necessarily indicative of results to be expected for the year ending December 31, 2012 or for any other interim period or for any future year.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma stockholders’ equity has been prepared assuming: immediately prior to the completion of the Company’s proposed initial public offering (IPO), the automatic conversion of all outstanding shares of convertible preferred stock into 12,968,036 shares of common stock assuming an initial public offering price of $8.50 per share, the midpoint of the proposed IPO price range; the expiration of a warrant to purchase 33,032 shares of Series E convertible preferred stock (Series E Preferred) which will expire upon completion of the IPO if unexercised; the conversion of the Company’s warrant exercisable for Series B-2 convertible preferred stock into a warrant for common stock immediately prior to the completion of the proposed IPO; the related reclassification of convertible preferred stock warrant liabilities to additional paid-in capital; and the amendment and restatement of the Company’s certificate of incorporation in connection with the completion of the proposed IPO. The unaudited pro forma stockholders’ equity gives effect to these adjustments as if the proposed IPO was completed as of September 30, 2012, but does not consider any proceeds from the proposed IPO.

Concentration of Credit Risk

Cash, cash equivalents, and marketable securities consist of financial instruments that potentially subject the Company to a concentration of credit risk in the event of a default by the related financial institution holding the securities, to the extent of the value recorded in the balance sheet. The Company invests cash that is not required for immediate operating needs primarily in highly liquid instruments with lower credit risk. The Company has established guidelines relating to the quality, diversification, and maturities of securities to enable the Company to manage its credit risk.

Fair Value of Financial Instruments

Cash, accounts payable and accrued liabilities are carried at cost, which approximates fair value given their short-term nature. Marketable securities, cash equivalents, and warrants for convertible preferred stock are carried at fair value.

The fair value of financial instruments reflects the amounts that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable, and the third is considered unobservable, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than those included in Level 1 that are directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company measures the fair value of financial assets and liabilities using the highest level of inputs that are reasonably available as of the measurement date. The following tables summarize the fair value of financial assets and liabilities (investments and convertible preferred stock warrant liabilities) that are measured at fair value, and the classification by level of input within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$7,529	$—	$—	$7,529
U.S. treasury notes	1,274	—	—	1,274
Commercial paper		6,749		6,749
Corporate securities	—	7,475	—	7,475
U.S. government-backed securities	—	10,677	—	10,677

Total investments	$8,803	$24,901	$—	$33,704

Convertible preferred stock warrant liabilities	$—	$—	$69	$69

	Fair Value Measurements as of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Money market funds	$2,973	$—	$—	$2,973
U.S. treasury notes	3,051	—	—	3,051
Corporate securities	—	6,022	—	6,022
U.S. government-backed securities	—	5,436	—	5,436

Total investments	$6,024	$11,458	$—	$17,482

Convertible preferred stock warrant liabilities	$—	$—	$117	$117

	Fair Value Measurements as of September 30, 2012
(in thousands)	Level 1	Level 2	Level 3	Total
	(unaudited)
Investments:
Money market funds	$5,733	$—	$—	$5,733
U.S. treasury notes	502	—	—	502
Commercial paper	—	4,248		4,248
Corporate securities	—	5,264	—	5,264
U.S. government-backed securities	—	8,307	—	8,307

Total investments	$6,235	$17,819	$—	$24,054

Convertible preferred stock warrant liabilities	$—	$—	$584	$584

The Company’s Level 2 investments include U.S. government-backed securities and corporate securities that are valued based upon observable inputs that may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. The fair value of the Company’s commercial paper is based upon the time to maturity and discounted using the three-month treasury bill rate. The average remaining maturity of the Company’s Level 2 investments as of September 30, 31, 2012 is less than three months and all of these investments are rated by S&P and Moody’s at AAA or AA+. As of September 30, 2012, the Company’s corporate securities are fully FDIC-insured under the Temporary Liquidity Guarantee Program (TLGP).

The fair value of the convertible preferred stock warrant liabilities as of December 31, 2010 and 2011 was calculated by using an Option Pricing Model to allocate the total enterprise value to the various securities within the Company’s capital structure. The estimated total enterprise value was $99.5 million and $106.9 million at December 31, 2010 and December 31, 2011, respectively. The model’s inputs reflect assumptions that market participants would use in pricing the instrument in a current period transaction. Inputs to the model included:

	December 31,
	2010	2011
Time to liquidity (in years)	0.5	2.0
Volatility	57%	53%
Discounted cash flow rate	14%	14%
Risk free interest rate	0.21%	0.25%
Marketability discount rate	20%	27%

The time to liquidity input was based on the Company’s estimate of when potential liquidity could be provided to stockholders. The volatility factor used was based on the average historic price volatility for publicly traded industry peers. The discounted cash flow rate used takes into consideration a company specific risk premium, market risk premium and an assumed risk free rate of return. The risk-free interest rate used was based on the yields of U.S. Treasury securities with maturities similar to the time to liquidity. The marketability discount is used to reflect that private company securities are generally less liquid than a public company.

The fair value of the convertible preferred stock warrant liabilities as of September 30, 2012 was calculated by allocating the total enterprise value of the Company to the various securities, including convertible preferred stock warrants, within the Company’s capital structure using the probability-weighted expected return method (PWERM). The change to the PWERM model from the model used at December 31, 2011 reflected the continued development of the Company. The fair value of the convertible preferred stock warrant liabilities through December 31, 2011 was calculated by allocating the total enterprise value to the various securities within the Company’s capital structure using an Option Pricing Model. The estimated total enterprise value was $226.4 million at September 30, 2012. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the rights of each share class. The PWERM estimates the value of the Company under each of two possible future scenarios: IPO and stay privately held. In the non-IPO scenario, a large portion of the equity value is allocated to the convertible preferred stock and warrants to incorporate the aggregate liquidation preferences. In the IPO scenario, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock and warrants with the value allocated to the Series E convertible preferred stock warrant adjusted to intrinsic value given that this instrument net share settles upon an IPO. The value per share under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the fair value per share for each share class. The PWERM valuation used a risk-adjusted discount rate of 12%, a non-marketability discount rate of 14.2% and an estimated time to a liquidity event of 2-17 months. The expected outcomes were weighted more towards an IPO (80%) with a lower weighting for remaining privately held (20%). The fair value of the enterprise determined using the IPO and non-IPO scenarios were weighted according to the Company’s estimate of the probability of each scenario.

The following table presents changes in financial instruments measured at fair value using Level 3 inputs:

Convertible Preferred Stock Warrant Liabilities
(in thousands)
Balance at December 31, 2009	$71
Unrealized gain included in other income (expense), net	(2)

Balance at December 31, 2010	69
Unrealized loss included in other income (expense), net	48

Balance at December 31, 2011	117
Issuances (unaudited)	79
Unrealized loss included in other income (expense), net (unaudited)	388

Balance at September 30, 2012 (unaudited)	$584

The estimated fair value of the notes payable as of September 30, 2012, as measured using Level 3 inputs, approximates the carrying amount as presented on the consolidated balance sheet.

Cash, Cash Equivalents, and Marketable Securities

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits with commercial banks in checking, interest-bearing and demand money market accounts. The Company invests in marketable securities consisting primarily of certificates of deposit, money market funds, corporate securities, commercial paper, U.S. government-backed securities and U.S. treasury notes. These securities are classified as available-for-sale and carried at estimated fair value, with unrealized gains and losses reported as part of accumulated other comprehensive income (loss), a separate component of stockholders’ (deficit) equity. The Company may liquidate any of these investments in order to meet the Company’s liquidity needs in the next year.

Realized gains and losses from the sale of marketable securities are calculated using the specific-identification method. Realized gains and losses and declines in value judged to be other-than-temporary are included in interest income, net in the consolidated statements of comprehensive loss. To date, the Company has not recorded any impairment charges on its marketable securities related to other-than-temporary declines in market value. In determining whether a decline in market value is other-than-temporary, various factors are considered, including whether the decline is attributed to a change in credit risk, and whether it is more likely-than-not that the Company will hold the security for a period of time sufficient to allow for an anticipated recovery in market value. The Company had no realized gains or losses from the sale of marketable securities for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012.

Restricted Cash

Restricted cash at December 31, 2011 and September 30, 2012 consisted of $0.2 million related to standby letters of credit issued in connection with an operating lease for the Company’s corporate headquarters. Restricted cash at December 31, 2010 consisted of $0.5 million related to standby letters of credit issued in connection with an operating lease for the Company’s corporate headquarters and a shipment of clinical materials from a third-party manufacturer.

Property and Equipment, Net

Property and equipment is stated at cost, less accumulated depreciation and amortization, and depreciated over the estimated useful lives of the respective assets of three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful lives or the noncancelable term of the related lease. Maintenance and repair costs are charged as expense to the statements of comprehensive loss as incurred.

Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. To date, the Company has not recorded any impairment charges on its long-lived assets.

The Company’s intangible assets consist of intellectual property and know-how acquired, related to developed technology for antibody production, as part of the Company’s acquisition of Celscia Therapeutics, Inc., effective January 12, 2004. Such intellectual property and know-how acquired provides the Company with alternative future use in other research projects. The intellectual property and know-how acquired of $1.0 million is being amortized over the estimated useful life of the technology, which the Company estimates to be nine years. For each of the years ended December 31, 2009, 2010 and 2011, the Company recorded amortization expense of $0.1 million. For the nine month periods ended September 30, 2011 and 2012, the Company recorded amortization expense of $0.1 million. The estimated amortization expense to be recorded in the year ended December 31, 2012 is $0.1 million.

Deferred Offering Costs

Deferred offering costs as of September 30, 2012, consisting of legal, accounting, printing and filing fees incurred in the preparation of the Company’s Registration Statements on Form 10-12G and Form S-1 as part of the Company’s proposed IPO have been capitalized. The deferred offering costs will be offset against the IPO proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of September 30, 2012, the Company had capitalized $2.0 million of deferred offering costs in other assets on the consolidated balance sheet. No amounts were deferred as of December 31, 2011.

Convertible Preferred Stock Warrant Liabilities

The Company classifies its outstanding warrants exercisable for shares of the Company’s Series B-2 and Series E convertible preferred stock as convertible preferred stock warrant liabilities and adjusts the instruments to fair value at the end of each reporting period. At the end of each reporting period, changes in the fair value of the warrant liabilities during the period are recorded as a component of other income (expense), net. The Company will continue to adjust the liabilities for changes in fair value until the earlier of the exercise or expiration of the warrants or conversion of the warrants into warrants to purchase common stock, at which time the liabilities would be reclassified to equity.

Research and Development Expenses

Development costs incurred in the research and development of new products are expensed as incurred, including expenses that may or may not be reimbursed under research and development collaboration arrangements. Research and development costs include, but are not limited to, salaries, benefits, stock-based compensation, laboratory supplies, allocated overhead, fees for professional service providers and costs associated with product development efforts, including preclinical studies and clinical trials. Research and development expenses under collaborative agreements approximate or exceed the revenue recognized under such agreements.

The Company estimates preclinical study and clinical trial expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the receipt of the related services are recorded as prepaid expenses until the services are rendered.

Revenue Recognition

The Company recognizes revenue when: (i) persuasive evidence of an arrangement exists; (ii) transfer of technology has been completed, delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. Payments received in advance of work performed are recorded as deferred revenue and recognized when earned.

Multiple Element Arrangements

The Company evaluates revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. Management considers whether components of an arrangement represent separate units of accounting based upon whether certain criteria are met, including whether the delivered element has stand-alone value to the customer. To date, all of the Company’s research and development collaboration and license agreements have been assessed to have one unit of accounting. Up-front and license fees received for a combined unit of accounting are deferred and recognized ratably over the projected performance period. Nonrefundable fees where the Company has no continuing performance obligations are recognized as revenue when collection is reasonably assured and all other revenue recognition criteria have been met.

On January 1, 2011, the Company adopted on a prospective basis Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, which amends the criteria related to identifying separate units of accounting and provides guidance on how an arrangement should be separated and the consideration allocated. The adoption of the standard did not impact the Company’s financial position or results of operations as of and for the year ended December 31, 2011 or nine months ended September 30, 2012 as the Company did not enter into any new arrangements or materially modify any existing arrangements in those periods. However, the adoption of this standard may result in revenue recognition patterns for future agreements that are materially different from the Company’s existing multiple-element arrangements.

Research and Development Services

Internal and external research and development costs incurred in connection with collaboration agreements are recognized as revenue in the same period as the costs are incurred and are presented on a gross basis because the Company acts as a principal, has the discretion to choose suppliers, bears credit risk, and performs at least part of the services.

Milestones and Other Contingent Payments

On January 1, 2011, the Company elected to prospectively adopt the milestone method as described in FASB ASU 2010-17, Milestone Method of Revenue Recognition. Under the milestone method, contingent consideration received from the achievement of a substantive milestone will be recognized in its entirety in the period in which the milestone is achieved. A milestone is defined as an event having all of the following characteristics: (i) there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved; (ii) the event can only be achieved based in whole or in part on either the company’s performance or a specific outcome resulting from the company’s performance; and (iii) if achieved, the event would result in additional payments being due to the company.

The Company’s future research and development and license agreements may provide for payments to be paid to the Company upon the achievement of development milestones or success fees. Given the challenges inherent in developing biologic products, there may be substantial uncertainty as to whether any such milestones would be achieved at the time the agreements are executed. In addition, the Company will evaluate whether the development milestones meet all of the conditions to be considered substantive. The conditions include: (1) the consideration is commensurate with either of the following: (a) the vendor’s performance to achieve the milestone or (b) the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (2) it relates solely to past performance, and (3) it is reasonable relative to all the deliverables and payment terms within the arrangement. If the Company considers the development milestones to be substantive, revenue related to such future milestone payments will be recognized as the Company achieves each milestone. The election to adopt the milestone method did not impact the Company’s financial position or results of operations as of and for the year ended December 31, 2011, or the nine month period ended September 30, 2012, as the Company did not receive any milestone payments in those periods, and no milestone payments, as defined, are included in any of the Company’s existing collaboration agreements as of December 31, 2011 and September 30, 2012.

Prior to the adoption of ASU No. 2010-17, milestone payments that were contingent upon the achievement of substantive at-risk performance criteria were recognized in full upon achievement of those milestone events in accordance with the terms of the related agreement and assuming all other revenue recognition criteria were met. All revenue recognized to date under the Company’s collaborative agreements has been nonrefundable.

Stock-Based Compensation Expense

The Company measures employee and director stock-based compensation expense for stock awards at the grant date, based on the fair value-based measurement of the award, and the expense is recorded over the related service period, generally the vesting period, net of estimated forfeitures. The Company calculates the fair value-based measurement of stock options using the Black-Scholes valuation model and the single-option method and recognizes expense using the straight-line attribution approach.

The Company accounts for equity instruments issued to nonemployees based on their fair values on the measurement dates using the Black-Scholes option-pricing model. The fair values of the options granted to nonemployees are remeasured as they vest. As a result, the noncash charge to operations for nonemployee options with vesting is affected each reporting period by changes in the fair value of the Company’s common stock.

Income Taxes

The Company accounts for income taxes under an asset-and-liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes measured by applying enacted tax rates and laws that will be in effect when the differences are expected to reverse, net operating loss carryforwards and tax credits. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes.

Comprehensive Loss

Comprehensive loss includes the net loss and all changes in stockholders’ deficit during a period, except for those changes resulting from investments by stockholders or distributions to stockholders. Other comprehensive income (loss) consists solely of unrealized gains (losses) on marketable securities.

Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per common share is computed by dividing the net loss by the weighted-average number of common shares and common share equivalents outstanding for the period. Common share equivalents are only included in the calculation of diluted net loss per common share when their effect is dilutive.

The Company’s potential dilutive securities which include convertible preferred stock, unvested restricted stock, stock options, and warrants have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per common share and be antidilutive. Therefore, the denominator used to calculate both basic and diluted net loss per common share is the same in all periods presented.

The following shares subject to outstanding potentially dilutive securities have been excluded from the computations of diluted net loss per common share as the effect of including such securities would be antidilutive:

	December 31,			September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Convertible Preferred Stock	10,657,030	10,657,030	10,657,030	10,657,030	12,329,330
Unvested Common Stock	237,641	172,402	139,033	156,785	—
Warrants to purchase Convertible Preferred Stock	38,997	38,997	38,997	38,997	55,513
Options to purchase Common Stock	1,040,658	962,781	1,086,299	1,175,855	1,057,468

	11,974,326	11,831,210	11,921,359	12,028,667	13,442,311

Unaudited Pro Forma Net Loss per Common Share

The unaudited pro forma loss per common share for the year ended December 31, 2011 and the nine months ended September 30, 2012 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock.

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
		(unaudited)
Weighted average common shares outstanding used to calculate basic and diluted net loss per common share	1,933,672	2,070,013
Pro forma adjustment to reflect the assumed conversion of preferred stock	10,657,030	11,522,793

Weighted average common shares outstanding used to calculate pro forma basic and diluted net loss per common share	12,590,702	13,592,806

Deferred Rent

The Company records its costs under facility operating lease agreements as rent expense. Rent expense is recognized on a straight-line basis over the non-cancelable term of the operating lease. The difference between the actual amounts paid and amounts recorded as rent expense is recorded to deferred rent.

Segment Reporting

The Company determines its segment reporting based upon the way the business is organized for making operating decisions and assessing performance. The Company has only one operating segment related to the development of pharmaceutical products.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. While this ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands the existing disclosure requirements of ASC Topic 820, Fair Value Measurement and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards, which could change how fair value measurement guidance in ASC 820 is applied. The Company adopted ASU No. 2011-04 on January 1, 2012, as required. The adoption of this new guidance on a prospective basis did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. This ASU gives an entity the option to present the total of comprehensive income (loss), the components of net income (loss), and the components of other comprehensive income (loss) either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. The Company adopted ASU No. 2011-05 on January 1, 2012 on a retrospective basis as required and has presented its comprehensive loss and the components of net loss and other comprehensive income (loss) in a single continuous statement of comprehensive income (loss).

Reverse Stock Split

In December 2012, the Company’s board of directors approved a 1-for-3.56147 reverse split of our issued and outstanding capital stock which became effective on January 15, 2013. Upon the effectiveness of the reverse stock split, (i) every 3.56147 shares of issued and outstanding common stock and preferred stock was decreased to one share of common stock or preferred stock, as applicable, (ii) the number of shares of common stock into which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 1-for-3.56147 basis and the number of shares of preferred stock into which each outstanding warrant is exercisable was proportionally decreased on a 1-for-3.56147 basis and, (iii) the exercise price of each outstanding option to purchase common stock and warrant to purchase preferred stock was proportionately increased. All of the share numbers, share prices, exercise prices and other per share information have been adjusted within these financial statements, on a retroactive basis, to reflect this 1-for-3.56147 reverse stock split.

3. Investments

At December 31, 2010, the amortized cost and fair value of investments, with gross unrealized gains and losses, were as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$7,529	$—	$—	$7,529
Commercial paper	6,748	1	—	6,749
Corporate securities	7,478	—	(3)	7,475
U.S. government-backed securities	10,678	1	(2)	10,677
U.S. treasury notes	1,274	—	—	1,274

Total investments	$33,707	$2	$(5)	$33,704

Reported as:
Cash and cash equivalents				$8,369
Marketable securities				24,852
Restricted cash				483

Total investments				$33,704

At December 31, 2011, the amortized cost and fair value of investments, with gross unrealized gains and losses, were as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$2,973	$—	$—	$2,973
Corporate securities	6,024	—	(2)	6,022
U.S. government-backed securities	5,435	1	—	5,436
U.S. treasury notes	3,051	—	—	3,051

Total investments	$17,483	$1	$(2)	$17,482

Reported as:
Cash and cash equivalents				$2,768
Marketable securities				14,509
Restricted cash				205

Total investments				$17,482

At September 30, 2012, the amortized cost and fair value of investments, with gross unrealized gains and losses, were as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(unaudited)
Money market funds	$5,733	$—	$—	$5,733
Commercial paper	4,241	7	—	4,248
Corporate securities	5,263	1	—	5,264
U.S. government-backed securities	8,304	3	—	8,307
U.S. treasury notes	502	—	—	502

Total investments	$24,043	$11	$—	$24,054

Reported as:
Cash and cash equivalents				$5,527
Marketable securities				18,322
Restricted cash				205

Total investments				$24,054

As of December 31, 2010 and 2011, and September 30, 2012, all securities had remaining contractual maturities of less than one year and any securities in an unrealized loss position had been in such a position for less than one year. The unrealized losses were not attributed to credit risk. Based on the nature of the securities, the extent and duration of the unrealized losses and the fact that it is more likely than not that the Company will hold these investments for a period of time sufficient for a recovery of the cost basis, the Company concluded that the unrealized losses in the investment securities are not other-than-temporary.

4. Property and Equipment

Property and equipment consists of the following:

	December 31		September 30, 2012
(in thousands)	2010	2011
			(unaudited)
Laboratory equipment	$1,259	$1,508	$1,446
Computer equipment and software	401	421	425
Leasehold improvements, furniture and fixtures	1,087	1,282	1,286

	2,747	3,211	3,157
Accumulated depreciation and amortization	(2,300)	(2,784)	(2,901)

Property and equipment, net	$447	$427	$256

Depreciation and amortization expense for the years ended December 31, 2009, 2010 and 2011 was $0.7 million, $0.7 million and $0.5 million, respectively. Depreciation and amortization expense for the nine months ended September 30, 2011 and 2012 was $0.4 million and $0.1 million, respectively.

5. Research and Development Collaboration and License Agreements

The following table presents a summary of revenue from significant collaboration partners as a percentage of the Company’s contract revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Sanofi	—%	100%	100%	100%	100%
Novartis	49%	—%	—%	—%	—%
Other	51%	—%	—%	—%	—%

Sanofi

In January 2010, the Company and Sanofi entered into an agreement for the development and commercialization of KB001-A, an investigational new biologic for the treatment and prevention of Pseudomonas aeruginosa (Pa) infections (the Sanofi agreement). Under the terms of the Sanofi agreement, the Company received an initial upfront non-refundable payment of $35 million and received an additional non-refundable payment of $5 million that represented a second installment of the upfront fees due to the Company under the agreement upon completion of a sublicense negotiation with a third party in August 2011. The Company may also receive development, regulatory and commercial contingent payments for a potential further $250 million, as well as royalties on eventual product sales, if any. These contingent payments do not meet the definition of milestones since they are based solely on Sanofi’s performance and therefore, the milestone method will not be applied to these payments. Sanofi is solely responsible for conducting, at its cost, the research, development, manufacture, and commercialization of the licensed products for the diagnosis, treatment and/or prevention of all human diseases and conditions caused by Pa, except that the Company retains responsibility, at the Company’s cost, for developing and promoting the products for the diagnosis, treatment and/or prevention of Pa in patients with CF or bronchiectasis.

Sanofi has an option to obtain rights to participate in the development and promotion of KB001-A and other licensed products for the diagnosis, treatment and/or prevention of Pa in patients with CF or bronchiectasis on pre-negotiated terms, either outside of the U.S. or worldwide, at any time up to 90 days after the delivery by the Company to Sanofi of the final clinical study report from the Company’s Phase 2 clinical trial of KB001-A in Pa-infected patients with CF. The agreement will remain in effect until all payment obligations under the agreement end. Sanofi may terminate the agreement for convenience, and either Sanofi or the Company may terminate the agreement for material breach of the agreement by the other party. In the event Sanofi terminates the agreement for convenience or the Company terminates due to Sanofi’s material breach, worldwide rights to develop, manufacture and commercialize licensed products would revert back to the Company, and Sanofi would grant to the Company a license to allow it to develop, manufacture, and commercialize licensed products worldwide, subject to commercially reasonable financial terms to be negotiated by the parties after such termination. In the event that the Company materially breaches the agreement, Sanofi may terminate the agreement or, rather than terminate the agreement, opt to deduct any damages awarded for the Company’s breach against future contingent payments and royalties otherwise payable by Sanofi under the agreement. The upfront payment of $40 million is being recognized over the estimated period of the Company’s substantive performance obligations under the agreement. For the years ended December 31, 2010 and 2011, the Company estimated that substantive performance obligations under the agreement would be completed by March 31, 2012. During the three-month period ended March 31, 2012, the Company and Sanofi agreed to amend the 2010 agreement as Sanofi requested that the Company perform additional services. Therefore, in the three-month period ended March 31, 2012, the Company revised its estimate to reflect that the substantive performance obligations under the agreement were expected to be completed by June 30, 2012. The substantive performance obligations under the agreement were completed by June 30, 2012.

Under the terms of the Sanofi agreement, the Company receives specified research and development funding for services performed in connection with KB001-A research and development efforts. Reimbursements received by the Company for these services are recorded as contract revenue when earned as the related services are provided.

Revenue recognized under the Sanofi agreement was as follows:

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands)	2010	2011	2011	2012
			(unaudited)
Contract revenue:
Amortization of upfront fees	$15,393	$18,977	$13,285	$5,630
Reimbursement for development-related activities	2,319	1,278	1,101	450

Total contract revenue	$17,712	$20,255	$14,386	$6,080

Novartis

In August 2005, the Company, Novartis and Novartis Institute for Functional Genomics Inc., dba, the Genomics Institute of the Novartis Research Foundation (GNF) entered into a three-year collaboration agreement for the discovery and development of antibodies for GNF (the collaboration agreement). GNF paid the Company setup fees for each antibody project. The Company deferred the setup fees and recognized the fees over the period required for the Company to fulfill all of its obligations with respect to the delivery of the antibodies. The setup fees were recognized as revenue on a straight-line basis, consistent with the level of effort, over the period of performance, which was the initial research collaboration term of three years. For the year ended December 31, 2009, the Company recognized contract revenue of $0.3 million related to the setup fees. No contract revenue was recognized in periods subsequent to December 31, 2009 related to this arrangement.

If GNF elects to continue the development of an antibody resulting from the collaboration, GNF or Novartis may be required to pay the Company contingent payments and royalties. No contingent or royalty payments have been received to date.

Other Research and Development Collaborations

The Company has research and development collaboration agreements with other development partners wherein the Company receives reimbursement of research and development expenses, potentially followed by success fees, contingent payments and royalties. For the year ended December 31, 2009, the Company recognized contract revenue of $0.3 million related to a contingent payment. No contract revenue was recognized in periods subsequent to December 31, 2009 related to these agreements.

6. Other Income

In November 2010, the Company received total cash grants of $1.0 million from the Internal Revenue Service under Section 48D of the Internal Revenue Code for the Qualified Therapeutic Discovery Project Program. The grants relate to certain research and development costs the Company incurred in 2009 in connection with its programs. As of December 31, 2010, the Company had incurred the associated expenses underlying the qualified investment and received certification from the Department of Treasury for each project awarded. As of December 31, 2010, there were no remaining performance obligations associated with the grants. The $1.0 million received has been included within other income (expense), net in the accompanying statement of comprehensive loss for the year ended December 31, 2010.

7. Notes Payable

Loan and Security Agreement

In September 2012, the Company entered into a loan and security agreement (the Agreement) with MidCap Financial, SBIC, LP (MidCap Financial), providing for the borrowing of up to $15 million, of which $10 million was required to be drawn. The remaining $5 million may be drawn at the option of the Company. The Agreement provides for the loan to be issued in three tranches: the first tranche of $5 million was issued in September 2012; the second tranche of $5 million was issued in December 2012; and the final tranche may be drawn at the option of the Company no later than June 2013. The loan has a monthly variable interest rate, reset each month, if applicable, as determined by adding to 600 basis points the greater of: (a) one month LIBOR or (b) 3% (the LIBOR floor). Interest on amounts outstanding are payable monthly in arrears. There is an interest only period to December 31, 2013 followed by straight-line principal payments over thirty-six months. At the time of final payment, the Company must pay an exit fee of 3% of the drawn amount. Pursuant to the Agreement, the Company provided a first priority security interest in all existing and after-acquired assets, excluding intellectual property. In addition, the terms of the Agreement provide MidCap Financial a warrant to purchase shares of the Company’s Series E Preferred equal to 4% of the amount drawn down under the facility divided by the Series E Preferred exercise price of $12.11 per share. The warrant is exercisable for up to 10 years from the date of issuance and will expire upon the completion of the Company’s proposed IPO if it has not been previously exercised.

The Company has the right to prepay all or a portion of the borrowed amounts under the Agreement; however, if the Company exercises this option, the Company must pay a prepayment fee determined by multiplying the outstanding loan amount by 5% if the prepayment occurs through December 31, 2014, 2% if the prepayment occurs in 2015 and 1% if the prepayment occurs in the final year. In the event of default, upon which all amounts borrowed become immediately due and payable, the Company will be subject to the prepayment fee. An event of default includes, but is not limited to, an occurrence such as a payment default, a material adverse change, insolvency, or a change of control.

In connection with the Agreement and the first tranche drawdown of $5 million in September 2012, the Company issued a warrant to MidCap Financial to purchase shares of the Company’s Series E Preferred in an amount equal to 4% of the amount drawn down under the Agreement divided by the Series E Preferred exercise price of $12.11 per share. The warrant is immediately exercisable and may be net settled. The aggregate fair value of the warrant upon issuance and at September 30, 2012 was $79,000. Contemporaneously with the issuance of the warrant, the Company recorded a debt discount of $79,000.

Debt issuance costs paid directly to MidCap Financial of $114,000 (financing fees) and the fair value of the warrant issued to MidCap Financial were treated as a discount on the debt and are being accreted using the interest method. Other debt issuance costs for legal fees are included in other assets in the accompanying consolidated balance sheet and are being amortized using the interest method. The accretion of the debt discount and amortization of other debt issuance costs are recorded as interest expense in the consolidated statement of comprehensive loss.

The Company recorded interest expense related to the borrowings of $40,000 for the nine months ended September 30, 2012. Included in interest expense for this period was interest on principal, amortization of the debt issuance costs, accretion of debt discount, and the accretion of the final exit fee. For the nine months ended September 30, 2012, the effective interest rate on the amounts borrowed under the Agreement, including the accretion of the debt discount and the accretion of the final payment, was 10%.

Future payments as of September 30, 2012 under the Agreement are as follows (in thousands):

Remainder of 2012	$143
2013	580
2014	1,990
2015	1,847
2016	1,701

Total minimum payments	6,261
Less amount representing interest	(1,261)

Notes payable, gross	5,000
Discount on notes payable	(188)
Accretion of the final exit fee payment	3

Long-term notes payable	$4,815

8. Preferred Stock Warrant Liabilities

In connection with a credit facility obtained in 2005, the Company issued a warrant to purchase 15,599 shares of Series B-2 convertible preferred stock (Series B-2 Preferred) upon the signing of the credit facility agreement in October 2005, which was increased to 38,997 shares of Series B-2 Preferred upon draw down of the loan in December 2006. The warrant was immediately exercisable upon issuance. The warrant expires on October 31, 2015. The exercise price per share is $5.13.

In connection with the Agreement with MidCap Financial, in September 2012 the Company issued a warrant to purchase shares of Series E Preferred in an amount equal to 4% of the amount drawn down under the Agreement divided by the Series E Preferred exercise price of $12.11 per share. The warrant was immediately exercisable for 16,516 shares of Series E Preferred upon issuance. The warrant expires in September 2022.

9. Commitments and Contingencies

Operating Lease

In January 2008, the Company entered into a noncancelable operating lease for its facilities in South San Francisco, California. The lease term commenced in February 2008 and expired in June 2011. In January 2011, the Company renewed the noncancelable operating lease. The lease term commenced in July 2011 and will expire in June 2014. In connection with the renewed lease, the Company issued a standby letter of credit for approximately $0.2 million for the deposit requirement under the terms of the lease. Rent expense is recognized on a straight-line basis over the term of the lease. The Company is also responsible for certain operating expenses. The lease provided an allowance of approximately $0.2 million from the landlord for tenant improvements that was utilized in the year ended December 31, 2011. This amount has been included in deferred rent in the accompanying December 31, 2011 and September 30, 2012 balance sheets and is being amortized over the term of the lease, on a straight-line basis.

Future minimum lease payments are as follows as of December 31, 2011:

(in thousands)
2012	$1,159
2013	1,207
2014	615

Total	$2,981

In January 2009, the Company entered into a sublease agreement, as amended in April 2009, with a third party to sublease a portion of the Company’s facility in South San Francisco, California. The sublease had a 29 month term that began February 1, 2009 and ended June 2011. In January 2011, the third party renewed the sublease for the term beginning July 2011 and ending June 2014. In August and December 2011, the third party amended the sublease to include additional space. In March 2012, the Company entered into a sublease agreement with another third party to sublease a portion of the Company’s facility in South San Francisco, California. The sublease has a 28 month term that began March 1, 2012 and ends June 2014.

Under the agreements, the Company will receive sublease payments as follows:

(in thousands)
2012	$1,037
2013	1,095
2014	553

Total	$2,685

The sublease income received will offset the Company’s future rent payments as shown above.

Rent expense, net of sublease income, was $0.5 million, $0.4 million, and $0.6 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $0.4 million and $0.1 million for the nine months ended September 30, 2011 and 2012, respectively. Sublease income was $0.3 million, $0.4 million, and $0.5 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $0.4 million and $0.7 million for the nine month periods ended September 30, 2011 and 2012, respectively.

Indemnifications

The Company, as permitted under Delaware law and in accordance with its bylaws, has agreed to indemnify its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

The Company has certain agreements with service providers with which it does business that contain indemnification provisions pursuant to which the Company typically agrees to indemnify the party against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company would also accrue for estimated incurred but unidentified indemnification issues based on historical activity. As the Company has not incurred any indemnification losses to date, there were no accruals for or expenses related to indemnification issues for any period presented.

10. Convertible Preferred Stock and Stockholders’ Deficit

As of December 31, 2011 and September 30, 2012, the Company was authorized to issue two classes of capital stock, common stock and preferred stock, of which 60,000,000 and 80,000,000 shares, respectively, were designated as common stock and 39,108,536 and 60,152,555 shares, respectively, were designated as preferred stock, each with a par value of $0.001 per share.

Convertible Preferred Stock

In September and December 2008, the Company issued 1,749,425 shares and 1,015,357 shares, respectively, of Series D convertible preferred stock (Series D Preferred) at a price of $11.57 per share, for gross proceeds of $32.0 million. In March 2009, the Company issued 431,973 shares of Series D Preferred at a price of $11.57 per share, for gross proceeds of $5.0 million.

As of December 31, 2010 and 2011, convertible preferred stock balances were as follows:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Amount
(in thousands, except share information)
Series A	1,527,611	428,922	$1,835	$2,200
Series B-1	3,425,152	961,720	4,726	4,932
Series B-2	14,811,323	4,119,759	21,039	21,128
Series C	6,944,450	1,949,874	19,905	20,000
Series D	12,400,000	3,196,755	35,673	37,002

	39,108,536	10,657,030	$83,178	$85,262

As of December 31, 2010 and 2011, the Company had five series of outstanding convertible preferred stock: Series A convertible preferred stock (Series A Preferred), Series B-1 convertible preferred stock (Series B-1 Preferred), Series B-2 Preferred, Series C convertible preferred stock (Series C Preferred) and Series D Preferred (collectively, the Preferred Stock). The Preferred Stock is initially recorded at fair value on the date of issuance, net of issuance costs. All shares of Preferred Stock are effectively redeemable in the event of a change in control at the applicable original purchase price per share. As all Preferred Stock is redeemable upon an event outside the control of the Company (i.e., a change in control), the related amounts have been presented outside of stockholders’ deficit. The carrying value of Preferred Stock will be adjusted to redemption value if it becomes probable that a redemption will occur. Company management does not believe that redemption is probable based on current business conditions.

The redemption amount of outstanding Series A Preferred, Series B-1 Preferred, Series B-2 Preferred, Series C Preferred and Series D Preferred is equal to the applicable original purchase price of the stock, or $5.13, $5.13, $5.13, $10.26 and $11.57 per share, respectively. The significant rights, privileges, and preferences of the Preferred Stock were as follows as of December 31, 2010 and 2011:

Dividend Provisions

The holders of Series A Preferred, Series B-1 Preferred and Series B-2 Preferred are entitled to receive noncumulative dividends of $0.43 annually for each outstanding share held when, as, and if declared by the

Board of Directors. The holders of Series C Preferred are entitled to receive noncumulative dividends of $0.8206 annually and the holders of Series D Preferred are entitled to receive noncumulative dividends of $0.93 annually for each outstanding share held when, as, and if declared by the Board of Directors. No dividends will be declared or paid to the holders of common stock until these dividends have been paid to the holders of the Preferred Stock.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change in control of the Company, the holders of Series D Preferred are entitled to receive a liquidation amount of $11.57 per share plus all declared but unpaid dividends prior and in preference to the holders of Series C Preferred, Series B-2 Preferred, Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series C Preferred are entitled to receive a liquidation amount of $10.26 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-2 Preferred, Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of Series B-2 Preferred are entitled to receive a liquidation amount of $5.13 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of the Series B-1 Preferred and Series A Preferred are each entitled to receive a liquidation amount of $5.13 per share plus all declared but unpaid dividends prior and in preference to the common stockholders. Following payment of these liquidation amounts, the holders of the Series A Preferred, Series B-1 Preferred, Series B-2 Preferred, Series C Preferred and Series D Preferred and the common stockholders shall share in any remaining proceeds pro rata based on the number of shares held (assuming conversion of all Preferred Stock into common stock) until the holders of Series A Preferred, Series B-1 Preferred and Series B-2 Preferred have received an additional $10.26 per share (for a total of $15.39 per share), the holders of Series C Preferred have received an additional $15.39 per share (for a total of $25.64 per share) and the holders of Series D Preferred have received an additional $17.34 per share (for a total of $28.92 per share). Thereafter, any proceeds remaining for distribution would be distributed pro rata among the common stockholders.

Conversion Rights

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into one fully paid and nonassessable share of common stock, subject to certain anti-dilution adjustments.

Each share of Preferred Stock, subject to certain anti-dilution adjustments, will be automatically converted into one fully paid and nonassessable share of common stock at the applicable conversion rate upon the earlier of: (i) the Company’s IPO with a pre-IPO valuation of at least $225 million that results in gross proceeds to the Company of not less than $30 million; and (ii) the date specified by written consent or agreement of the holders of at least sixty percent of the then-outstanding Preferred Stock (voting together as a single class and not as separate series) provided, however, that if such a conversion is in connection with a liquidation event in which holders of Series D Preferred would receive an amount less than $28.92 per share, then the automatic conversion of each share of Series D Preferred also requires the written consent or agreement of the holders of a majority of the then outstanding shares of Series D Preferred.

Subject to customary exceptions, the Company’s amended and restated certificate of incorporation provides anti-dilution protection for holders of the Preferred Stock in the event the Company issues additional shares of the Company’s common stock, options or rights to purchase the Company’s common stock or securities convertible into the Company’s common stock without consideration or at a price per share that is less than the then effective conversion price of any series of the Preferred Stock, which is referred to as a dilutive issuance. The Company’s amended and restated certificate of incorporation provides that the conversion price shall be adjusted to protect holders of the Preferred Stock from certain dilutive issuances based on a weighted average formula.

In addition to the anti-dilution protections described above, the conversion price of the Preferred Stock is subject to adjustments for stock splits, dividends and recapitalizations, among other things.

Voting Rights

The holder of each share of Preferred Stock shall have the right to one vote for each share of common stock into which such share of Preferred Stock could be converted. Additionally, specific protective provisions require that certain actions by the Company may be taken only upon the approval of the holders of at least sixty percent of the outstanding shares of Preferred Stock.

Election of Directors

The holders of Series A Preferred are entitled to elect two members of the Company’s Board of Directors, and the holders of Series B-2 Preferred are entitled to elect two members of the Company’s Board of Directors. All remaining members of the Company’s Board of Directors are elected by the holders of common stock and Preferred Stock, voting together as a single class on an as-if-converted to common stock basis.

Right of First Offer

Each holder of at least 280,782 shares of Preferred Stock (or the common stock issued upon conversion thereof) that is a party to the amended and restated investors’ rights agreement (the IRA) among the Company and certain holders of Preferred Stock has the right to participate in certain future equity issuances of the Company up to their pro rata ownership percentage of the Company. The right expires upon the earlier of: (i) an IPO with a pre-IPO valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; and (ii) a change in control of the Company.

Right of First Refusal and Co-Sale

Holders of Preferred Stock that are a party to the Amended and Restated Right of First Refusal and Co-Sale Agreement among the Company and certain investors in the Company have a secondary right of first refusal (if not exercised by the Company) and certain rights of co-sale with respect to certain shares of common stock held by common stockholders. The rights expire upon the earlier of: (i) an IPO with a pre-IPO valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; and (ii) a change in control of the Company.

Series E Convertible Preferred Stock

In May and June 2012, the Company issued 1,672,300 shares of Series E Preferred at a price of $12.11 per share, for gross proceeds of $20.2 million. As of September 30, 2012, convertible preferred stock balances were as follows:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Amount
(in thousands, except share information)	(unaudited)
Series A	1,527,611	428,922	$1,835	$2,200
Series B-1	3,425,152	961,720	4,726	4,932
Series B-2	14,811,323	4,119,759	21,039	21,128
Series C	6,944,450	1,949,874	19,905	20,000
Series D	11,385,196	3,196,755	35,673	37,002
Series E	22,058,823	1,672,300	18,845	20,250

	60,152,555	12,329,330	$102,023	$105,512

All shares of convertible preferred stock are effectively redeemable in the event of a change of control at the applicable original purchase price per share. The redemption amount of outstanding Series A Preferred, Series B-1 Preferred, Series B-2 Preferred, Series C Preferred, Series D Preferred and Series E Preferred is equal to the applicable original purchase price of the stock, or $5.13, $5.13, $5.13, $10.26, $11.57 and $12.11 per share, respectively.

Following the issuance of the Series E Preferred, the significant rights, privileges, and preferences of the convertible preferred stock are as follows:

Dividend Provisions

Until the earlier of October 31, 2013 and the date on which there is an automatic conversion of all of the outstanding shares of convertible preferred stock, the holders of shares of each series of convertible preferred stock shall be entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on the common stock at the applicable dividend rate, payable when, as and if declared by the Board of Directors, with any such dividend being paid pari passu among all of the then outstanding shares of convertible preferred stock until the dividend rate for each such outstanding share of convertible preferred stock has been paid in full. The dividend rate shall mean $0.43 per annum for each share of Series A Preferred, Series B-1 Preferred and Series B-2 Preferred, $0.8206 per annum for each share of Series C Preferred, $0.93 per annum for each share of Series D Preferred and $0.61 per annum for each share of Series E Preferred.

From October 31, 2013 to the date on which there is an automatic conversion of all of the outstanding shares of convertible preferred stock, the holders of Series E Preferred shall be entitled to receive cumulative dividends of $0.61 per share annually payable whether or not they have been declared by the Board of Directors. All such dividends shall accrue automatically on a daily basis and all accrued and unpaid dividends shall be fully paid quarterly prior to payment of any other dividend. If the dividends are not paid when they are due, the dividend rate increases from $0.61 to $1.21 per share annually until such dividends are paid in full. If other dividends are declared, such dividends shall first be paid pari passu among all of the then outstanding shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred, Series C Preferred and Series D Preferred until the dividend rate for each such series has been paid in full.

Following the payment of dividends to the convertible preferred stockholders as described above, any declared dividends will be distributed among the holders of convertible preferred and common stock pro rata based upon the number of shares of common stock held by each determined on an as-if converted to common stock basis. No dividends have been declared to date.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change in control of the Company, the holders of Series E Preferred are entitled to receive a liquidation amount of $12.11 per share plus all cumulative and all declared but unpaid dividends prior and in preference to the holders of Series D Preferred, Series C Preferred, Series B-2 Preferred, Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series D Preferred are entitled to receive a liquidation amount of $11.57 per share plus all declared but unpaid dividends prior and in preference to the holders of Series C Preferred, Series B-2 Preferred, Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of this liquidation amount, if proceeds for distribution remain, the holders of Series C Preferred are entitled to receive a liquidation amount of $10.26 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-2 Preferred, Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of Series B-2 Preferred are entitled to receive a liquidation amount of $5.13 per share plus all declared but unpaid dividends prior and in preference to the holders of Series B-1 Preferred and Series A Preferred and the common stockholders. Following payment of these liquidation amounts, if proceeds for distribution remain, the holders of the Series B-1 Preferred and Series A Preferred are each entitled to receive a liquidation amount of $5.13 per share plus all declared but unpaid dividends prior and in preference to the common stockholders. Following payment of these liquidation amounts, the convertible preferred and the common stockholders shall share in any remaining proceeds pro rata based on the number of common shares held by each, determined on an as-if converted to common stock basis, until the holders of Series A Preferred, Series B-1 Preferred and Series B-2 Preferred have received an additional $10.26 per share (for a total of $15.39 per share), the holders of Series C Preferred have received an additional $15.39 per share (for a total of $25.64 per share), the holders of Series D Preferred have received an additional $17.34 per share (for a total of $28.92 per share) and the holders of Series E Preferred have received an additional $18.16 per share (for a total of $30.27 per share). Thereafter, any proceeds remaining for distribution would be distributed pro rata among the common stockholders.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder, at any time after the date of issuance, into one fully paid and nonassessable share of common stock, subject to certain anti-dilution adjustments. Each share of convertible preferred stock, subject to certain anti-dilution adjustments, will be automatically converted into one fully paid and nonassessable share of common stock upon the earlier of: (i) the Company’s IPO with a pre-IPO valuation of at least $225 million that results in gross proceeds to the Company of not less than $30 million, (ii) the effective date of a registration statement on Form S-1 registering for re-sale shares of common stock issued in, or shares of common stock issued upon the conversion of preferred stock issued in, a qualifying private placement, or (iii) the date specified by written consent or agreement of the holders of not less than sixty percent of the then outstanding shares of convertible preferred stock; provided, however, that (x) if such conversion is in connection with a liquidation event in which holders of Series D Preferred would receive an amount less than $28.92 per share, then the automatic conversion of each share of Series D Preferred shall also require the written consent or agreement of the holders of not less than a majority of the then outstanding shares of Series D Preferred and (y) the automatic conversion of each share of Series E Preferred shall also require the written consent or agreement of the holders of not less than sixty percent of the then outstanding shares of Series E Preferred.

Voting Rights

The holder of each share of convertible preferred stock shall have the right to one vote for each share of common stock into which such share of convertible preferred stock could be converted. Additionally, specific protective provisions require that certain actions by the Company such as the completion of a liquidation event may be taken only upon the approval of the holders of at least sixty percent of the outstanding shares of convertible preferred stock.

Election of Directors

The holders of convertible preferred stock are entitled to elect two members of the Company’s Board of Directors. All remaining members of the Company’s Board of Directors are elected by the holders of common and convertible preferred stock, voting together as a single class, on an as-if converted to common stock basis.

Right of First Offer

Each holder of at least 280,782 shares of convertible preferred stock (or the common stock issued upon conversion thereof) has the right to participate in certain future equity issuances of the Company in order to maintain their pro rata ownership percentage of the Company. The right expires upon the earlier of: (i) an initial public offering with a pre initial public offering valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; (ii) the effective date of a registration statement on Form S-1 registering for re-sale shares of common stock issued in, or shares of common stock issued upon the conversion of preferred stock issued in, a qualifying private placement, or (iii) the completion of a liquidation event of the Company.

Right of First Refusal and Co-Sale

Holders of convertible preferred stock have a secondary right of first refusal (if not exercised by the Company) and certain rights of co-sale with respect to certain shares of common stock held by common stockholders. The rights expire upon the earlier of: (i) an IPO with a pre-IPO valuation of at least $225 million and resulting in gross proceeds to the Company of not less than $30 million; (ii) the effective date of a registration statement on Form S-1 registering for re-sale shares of common stock issued in, or shares of common stock issued upon the conversion of preferred stock issued in, a qualifying private placement, (iii) the completion of a liquidation event, and (iv) the date specified by written consent or agreement of the holders of not less than sixty percent of the then outstanding convertible preferred stock.

Common Stock

The Company had reserved the following shares of common stock for issuance:

	December 31, 2011	September 30, 2012

		(unaudited)
Conversion of Series A Preferred	428,922	428,922
Conversion of Series B-1 Preferred	961,720	961,720
Conversion of Series B-2 Preferred	4,119,759	4,119,759
Exercise and conversion of Series B-2 Preferred and Series E Preferred warrants	38,997	55,513
Conversion of Series C Preferred	1,949,874	1,949,874
Conversion of Series D Preferred	3,196,755	3,196,755
Conversion of Series E Preferred	—	6,193,741
Common stock available for grant of stock awards	1,011,650	2,122,035
Common stock options outstanding	1,086,299	1,057,468

	12,793,976	20,085,787

Stock Plans and Stock-Based Compensation

Under the Company’s 2001 Stock Plan (the 2001 Plan), the Company was able to grant shares and/or options to purchase up to 3,408,247 shares of common stock to employees, directors, consultants, and other service providers at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value for nonstatutory options. These options generally vest over four years, expire 10 years from the date of grant, and are generally exercisable at any time following the date of grant. Unvested options exercised are subject to the Company’s repurchase right that lapses as the options vest.

The Company’s board of directors adopted the 2012 Equity Incentive Plan in July 2012. The 2012 Equity Incentive Plan went into effect and the 2001 Plan was terminated in August 2012. However, the awards under the 2001 Plan outstanding as of and subsequent to the termination of the 2001 Plan will continue to be governed by their existing terms.

Under the 2012 Equity Incentive Plan, the aggregate number of common shares issued shall not exceed the sum of (a) 1,123,131 common shares, (b) the number of common shares reserved under the 2001 Plan that were not issued or subject to outstanding awards under the 2001 Plan upon its termination, and (c) any common shares subject to outstanding options under the 2001 Plan upon its termination that subsequently expire or lapse unexercised and common shares issued pursuant to awards granted under the 2001 Plan that were outstanding upon its termination and that are subsequently forfeited to or repurchased by the Company; provided, however, that no more than 1,066,975 common shares, in the aggregate, shall be added to the 2012 Equity Incentive Plan pursuant to clauses (b) and (c). In addition, the number of shares reserved for issuance under the 2012 Equity Incentive Plan will be increased automatically on the first business day of each fiscal year of the Company, starting with fiscal year 2013 and ending in fiscal year 2022, by a number equal to the lesser of (a) 5% of the total number of common shares outstanding on December 31 of the prior year, (b) 842,348 common shares, subject to certain adjustments in accordance with the 2012 Equity Incentive Plan, or (c) a number of common shares determined by the Company’s board of directors.

Under the 2012 Equity Incentive Plan, the Company may grant shares, stock units, stock appreciation rights, performance cash awards and/or options to employees, directors, consultants, and other service providers. For options, the per share exercise price may not be less than the fair market value of a Company common share on the date of grant. Awards generally vest over four years and expire 10 years from the date of grant. Options generally become exercisable as they vest following the date of grant.

In general, to the extent that awards under the 2012 Equity Incentive Plan are forfeited or lapse without the issuance of shares, those shares will again become available for awards.

The Company’s board of directors has discretion to administer the 2012 Equity Incentive Plan. The 2012 Equity Incentive Plan provides that in the event of certain significant corporate transactions, each outstanding award will be treated in the manner described in the definitive transaction agreement. Outstanding options granted under the 2001 Plan will become fully vested unless continued or assumed by a surviving entity in a significant corporate transaction. An individual award agreement or any other written agreement between a participant and the Company may provide that an award will be subject to additional acceleration of vesting and exercisability in the event of certain change in control transactions.

The Company’s board of directors may amend or terminate the 2012 Equity Incentive Plan at any time. If the Company’s board of directors amends the plan, it need not seek stockholder approval of the amendment unless required by applicable law, regulation or rule. The 2012 Equity Incentive Plan will continue in effect for 10 years from its adoption date, unless the Company’s board of directors decides to terminate the plan earlier.

Activity under the Company’s stock plans is as follows:

	Shares Available for Grant	Number of Shares Subject to Options Outstanding	Weighted-Average Exercise Price
Balances at December 31, 2008	911,337	755,566	$1.21
Stock awards granted	(105,574)	—
Options granted	(371,899)	371,899	1.21
Options canceled	77,168	(77,168)	1.03
Options exercised	—	(9,639)	0.71
Stock awards forfeited	11,465	—

Balances at December 31, 2009	522,497	1,040,658	1.00
Stock awards granted	(134,530)	—
Options granted	(145,375)	145,375	1.46
Options canceled	76,098	(76,098)	1.07
Options exercised	—	(147,154)	0.82

Balances at December 31, 2010	318,690	962,781	1.07
Additional shares authorized	912,544	—
Stock awards granted	(72,441)	—
Options granted	(324,585)	324,585	1.46
Options canceled	165,980	(165,980)	1.25
Options exercised	—	(35,087)	0.96
Stock awards cancelled and forfeited	11,462	—

Balances at December 31, 2011	1,011,650	1,086,299	1.18
Additional shares authorized (unaudited)	1,123,131	—
Options granted (unaudited)	(416,541)	416,541	4.31
Options canceled (unaudited)	386,888	(386,888)	1.25
Options exercised (unaudited)	—	(58,484)	0.96
Stock awards cancelled and forfeited (unaudited)	16,907	—

Balances at September 30, 2012 (unaudited)	2,122,035	1,057,468	2.39
Options vested and expected to vest at December 31, 2011		1,032,033	1.18
Options vested and expected to vest at September 30, 2012 (unaudited)		1,004,642	2.39

In February 2010, the Company authorized awards to executive officers for a total of 153,026 shares of common stock. Awards of 56,998 shares of common stock vested in January 2011 based on the attainment in 2010 of certain agreed-upon performance milestones as determined by the Board of Directors. In January 2011, the Company authorized awards to executive officers for a total of 141,795 shares of common stock. Awards of 57,981 shares of common stock vested in January 2012 based on the attainment in 2011 of certain agreed-upon performance milestones as determined by the Board of Directors. As such, the compensation related to these grants was measured based upon the fair-value-based measurement on the measurement dates of $1.46 per share and recorded over the related performance periods as the performance conditions were deemed probable of vesting in 2010 and 2011. The Company recorded total stock-based compensation expense of $132,000, $92,000 and $52,000 for the years ended December 31, 2009, 2010 and 2011, respectively, related to these stock awards. At December 31, 2010 and 2011, 137,583 shares and 141,795 shares of common stock, respectively, were subject to repurchase related to these awards.

Additional information regarding options outstanding as of December 31, 2011 is as follows:

	Options Outstanding and Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life (In Years)
$0.50	44,542	3.29
0.54	61,070	5.02
0.89	87,791	5.56
1.03	250,207	6.34
1.07	4,678	0.80
1.21	260,090	7.14
1.46	377,921	9.05

	1,086,299

Additional information regarding options outstanding as of September 30, 2012 is as follows:

	Options Outstanding and Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life (In Years)
	(unaudited)
$0.50	37,242	2.53
0.54	45,627	4.27
0.89	15,723	4.80
1.03	182,761	5.56
1.21	177,394	6.39
1.46	182,742	8.18
2.17	66,405	9.45
4.74	349,574	9.83

	1,057,468

The weighted-average remaining contractual life of options exercisable at December 31, 2011 and September 30, 2012 is 6.4 years and 6.1 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2011 and September 30, 2012 was $1.1 million and $9.5 million, respectively.

The aggregate intrinsic value of options vested and expected to vest, net of expected forfeitures, at December 31, 2011 and September 30, 2012 was $1.0 million with an average remaining contractual life of 7.2 years and $9.0 million with an average remaining contractual life of 7.6 years, respectively.

The Company estimated the fair value-based measurement of each stock award on the date of grant using the Black-Scholes option-pricing model. The Company does not believe that it is able to rely on its historical exercise and post-vesting termination activity to provide accurate data for estimating its expected term for use in determining the fair value-based measurement of its options. Therefore, the Company has opted to use the simplified method for estimating the expected term of its options. The risk-free interest rate assumptions are based on the yield of U.S. Treasury instruments with similar durations as the expected term of the related awards. The expected dividend yield assumption is based on the Company’s absence of dividend payouts. Expected volatility is based on the average volatility of a peer group of publicly traded entities. Forfeitures are estimated such that the Company only recognizes expense for those shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates.

The weighted-average fair value-based measurement of employee and director stock options granted under the Company’s stock plans in the years ended December 31, 2009, 2010 and 2011 and the nine month periods ended September 30, 2011 and 2012, were $0.82, $1.07, $0.82, $0.82 and $7.05 per share, respectively. The fair value-based measurement of employee and director stock options granted under the Company’s stock plans was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Expected term	6 years	6 years	6 years	6 years	6 years
Expected volatility	75-84%	87-88%	58-60%	58-60%	57-59%
Risk-free interest rate	1.9-2.9%	1.5-2.9%	1.9-2.7%	1.9-2.7%	0.8-1.4%
Expected dividend yield	0%	0%	0%	0%	0%

The Company has historically granted stock options at exercise prices not less than the fair market value of its common stock as determined by the board of directors based on input from management. The determination of the estimated fair value of the Company’s common stock on the date of grant is based on a number of objective and subjective factors including: recent sales of convertible preferred stock to investors; comparable rights and preferences of other outstanding equity securities; progress of research and development efforts and milestones attained; results of operations, financial position and levels of debt and available capital resources of the Company; perspective provided by valuation analyses of the Company’s common stock performed by third-party valuation specialists; and the likelihood of a liquidity event such as an initial public offering or the sale of the Company given prevailing market and biotechnology sector conditions. With regards to the options granted on July 31, 2012, the Company determined retrospectively, for purposes of recording stock-based compensation expense, that the assumed fair value of the Company’s common stock as of July 31, 2012 was $11.36 per share.

Recent grant dates and the related exercise prices of stock options granted to employees and directors from January 1, 2011 through September 30, 2012 were as follows:

	Number of Shares Subject to Options Granted	Exercise Price	Fair Value Estimate per Common Share
January 26, 2011	92,939	$1.46	$0.82
April 5, 2011	140,391	1.46	0.82
July 19, 2011	91,255	1.46	0.82
March 12, 2012 (unaudited)	66,967	2.17	1.18
July 31, 2012 (unaudited)	349,574	4.74	8.16

The Company also granted restricted stock awards during the period from January 1, 2011 through September 30, 2012 as summarized below:

	Number of Shares Subject to Awards Granted	Fair Value Estimate per Common Share
January 26, 2011	72,441	$1.46

Total employee and director stock-based compensation expense recognized was as follows:

	Years Ended December 31,			Nine Months Ended September 30,
(In thousands)	2009	2010	2011	2011	2012
				(unaudited)
General and administrative	$170	$152	$93	$69	$303
Research and development	175	147	128	97	313

	$345	$299	$221	$166	$616

At December 31, 2011, the Company had $196,000 of total unrecognized compensation expense, net of estimated forfeitures, related to outstanding stock options that will be recognized over a weighted-average period of 2.6 years. At September 30, 2012, the Company had $1.8 million of total unrecognized compensation expense, net of estimated forfeitures, related to outstanding stock options that will be recognized over a weighted-average period of 3.3 years.

The total intrinsic value of options exercised in the years ended December 31, 2009, 2010 and 2011 and the nine month periods ended September 30, 2011 and 2012 was not significant.

11. Income Taxes

The benefit for income taxes in the year ended December 31, 2009 relates to a refundable research and development credit.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year Ended December 31,
(in thousands)	2009	2010	2011
Net operating losses	$25,235	$27,135	$26,699
Research and other credits	1,683	2,014	2,029
Deferred revenue	—	—	1,559
Other	722	1,051	750

Total deferred tax assets	27,640	30,200	31,037
Valuation allowance	(27,640)	(30,200)	(31,037)

Net deferred tax assets	$—	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 2009, 2010, and 2011 is as follows:

	2009	2010	2011
Statutory rate	(34.0)%	(34.0)%	(34.0)%
Nondeductible warrant expense	(0.4)%	—%	—%
Nondeductible stock compensation	0.4%	3.2%	2.6%
Therapeutic grants	1.2%	(10.4)%	—%
Other	0.1%	0.4%	0.4%
Valuation allowance	32.7%	40.8%	31.0%

Effective tax rate	0%	0%	0%

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Based upon the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be realizable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $10.7 million, $2.6 million and $0.8 million during 2009, 2010 and 2011, respectively.

At December 31, 2011, the Company had federal net operating loss carryforwards of approximately $67.0 million, which expire in the years 2025 through 2030, and state net operating loss carryforwards of approximately $66.9 million, which expire in the years 2013 through 2028.

At December 31, 2011, the Company had federal research and development credit carryforwards of approximately $1.7 million, which expire in the years 2022 through 2031, and state research and development credit carryforwards of approximately $1.7 million. The state research and development credit carryforwards can be carried forward indefinitely.

During 2010, the Company completed a Section 382 study in accordance with the Internal Revenue Code of 1986, as amended, and similar state provisions. The study concluded that the Company has experienced a couple of ownership changes since inception. This causes the Company’s utilization of its net operating loss and tax credit carryforwards to be subject to substantial annual limitations. These results are reflected in the above carryforward amounts and deferred tax assets. The Company’s ability to utilize its net operating loss and tax credit carryforwards may be further limited as a result of subsequent ownership changes including potential changes in connection with or after the Company’s proposed IPO. All such limitations could result in the expiration of carryforwards before they are utilized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	Amount
Beginning at January 1, 2009	$691
Additions based on tax positions related to current year	159

Balance at December 31, 2009	850
Additions based on tax positions related to current year	172

Balance at December 31, 2010	1,022
Additions based on tax positions related to current year	3

Balance at December 31, 2011	$1,025

There has been no interest or penalties related to unrecognized tax benefits recorded to date. The Company’s unrecognized tax benefits, if recognized, would not have an impact on the Company’s effective tax rate due to the full valuation allowance on the Company’s deferred tax assets. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next year. Because of net operating loss carryforwards, substantially all of the Company’s tax years remain open to tax federal and state tax examination. The Company files income tax returns in the U.S. federal jurisdiction and California. The U.S. federal corporation income tax returns beginning with the 2000 tax year remain subject to examination by the Internal Revenue Service. The California corporation income tax returns beginning with the 2000 tax year remain subject to examination by the California Franchise Tax Board.

12. Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan (the 401(k) Plan), which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company is responsible for administrative costs of the 401(k) Plan. The Company may, at its discretion, make matching contributions to the 401(k) Plan. No employer contributions have been made to date.

13. Restructuring Charges

For the year ended December 31, 2011, the Company initiated a reduction in workforce resulting in an aggregate restructuring charge of approximately $1.1 million, consisting of severance and benefit payments for terminated employees. The activity in the accrued restructuring balance, included within accrued compensation on the balance sheet, was as follows for the year ended December 31, 2011 and the nine-month period ended September 30, 2012:

(in thousands)	Amount
Beginning at December 31, 2010	$—
Additions based on charges during the year	1,096
Deductions based on payments during the year	(641)

Balance at December 31, 2011	455
Deductions based on payments during the period (unaudited)	(455)

Balance at September 30, 2012 (unaudited)	$—

Of the $1.1 million restructuring charges, $0.9 million was included as part of research and development expenses and $0.2 million was included as part of general and administrative expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2011.

14. Subsequent Events (unaudited)

Termination Agreement and Waiver

In November 2012, the Company and certain holders of the Company’s convertible preferred stock entered into a termination agreement and waiver pursuant to which the parties agreed, subject to and upon the completion of the Company’s proposed IPO, to: (i) waive certain provisions of the IRA, including the right to register shares in the offering; (ii) terminate certain provisions of the IRA; (iii) terminate the Company’s Amended and Restated Right of First Refusal and Co-Sale Agreement; and (iv) terminate the Company’s Amended and Restated Voting Agreement.

Notes Payable

In December 2012, the Company drew its second tranche of $5 million under its loan and security agreement with MidCap Financial, which provides for the borrowing of up to $15 million, of which $10 million was required to be drawn (see Note 7). The Agreement provides for the loan to be issued in three tranches: the first tranche of $5 million was issued in September 2012; the second tranche of $5 million was issued in December 2012; and the final tranche may be drawn at the option of the Company no later than June 2013. In connection with the second tranche drawdown of $5 million in December 2012, the warrant to purchase shares of the Company’s Series E Preferred previously issued to MidCap Financial became exercisable for an additional 16,516 shares. The Series E Preferred warrant may be net exercised and will expire upon completion of the Company’s proposed IPO if unexercised.

Preferred Stock Conversion Rights

In January 2013, the Company’s stockholders amended the terms of the automatic conversion of the Company’s convertible preferred stock such that all outstanding shares of convertible preferred stock would convert into common stock effective immediately prior to, and conditioned upon, the closing of the proposed IPO provided that the IPO closes on or before June 30, 2013 and that the price per share in the IPO has been approved by a majority of the Company’s Board of Directors including certain specific directors.

8,250,000 Shares

KaloBios Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

Leerink Swann

William Blair

Needham & Company

                    , 2013

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

SEC registration fee	$11,647
FINRA filing fee	13,309
The NASDAQ Global Market listing fee	125,000
Printing and engraving expenses	327,000
Legal fees and expenses	1,641,000
Accounting fees and expenses	929,000
Blue Sky fees and expenses (including legal fees)	5,000
Transfer agent and registrar fees and expenses	3,500
Miscellaneous	52,544

Total	$3,108,000

Item 14. Indemnification of Directors and Officers.

In connection with the completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors for monetary damages for breach of their fiduciary duties as directors. The Registrant’s amended and restated bylaws to be in effect immediately prior to the completion of this offering provide that the Registrant must indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement, the form of which is attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the

Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

See also “Undertakings” set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding the shares of common stock and preferred stock and the warrant issued, and options granted, by us since January 1, 2010 that were not registered under the Securities Act of 1933. Also included is the consideration, if any received by us, for such shares and options and information relating to the Securities Act, or rules of the SEC, under which exemption from registration was claimed.

(1)	Under the 2001 Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) from February 2010 to July 2011, we granted stock options to purchase an aggregate of 469,919 shares of our common stock at an exercise price of $1.46 per share; (b) in March 2012, we granted stock options to purchase an aggregate of 66,955 shares of our common stock at an exercise price of $2.17 per share; (c) in July 2012, we granted stock options to purchase an aggregate of 349,574 shares of our common stock at an exercise price of $4.74 per share; and (d) in October 2012, we granted a stock option to purchase 28,078 shares of our common stock at an exercise price of $11.36 per share.

(2)	From February 2010 to October 2012, we issued an aggregate of 467,294 shares of our common stock as follows: (a) 206,961 shares of common stock issued as annual performance-based restricted share awards, of which 178,827 were outstanding as of November 30, 2012, and 28,134 were forfeited; and (b) 260,333 shares of common stock issued as a result of the exercise of stock options, for a total purchase price of $236,514.97.

(3)	From May 2012 to June 2012, we issued and sold an aggregate of 1,672,300 shares of Series E convertible preferred stock to investors for an aggregate purchase price of $20,249,995.40.

(4)	In September 2012, we issued a warrant to purchase up to 49,549 shares of our Series E convertible preferred stock at an exercise price of $12.11 per share. This warrant was initially exercisable for 16,516 shares and in December 2012 became exercisable for a total of 33,032 shares in connection with our additional draw down of $5.0 million under the loan and security agreement with MidCap Financial.

The offers, sales, grants and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, officers, bona fide consultants and advisors and received the securities under our 2001 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraph (3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in this transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offer, sale, and issuance of the security described in paragraph (4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act in that the issuance of the security to the accredited investor did not involve a public offering. The recipient of the security in this transaction acquired the security for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the security issued in this transaction. The recipient of the security in this transaction was an accredited investor under Rule 501 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit	Description

1.1(2)	Form of Underwriting Agreement

3.1(3)	Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

3.2(2)	Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering

3.3(3)	Bylaws of the Registrant, as presently in effect

3.4(2)	Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering

3.5(9)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

3.6(2)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

4.1(2)	Specimen of Stock Certificate evidencing shares of Common Stock

4.2(6)	Amended and Restated Investors’ Rights Agreement, dated May 2, 2012, by and among the Registrant and the other parties thereto

4.3(1)	Warrant to Purchase Shares of Series B-2 Preferred Stock, dated October 31, 2005

4.4(7)	Warrant to Purchase Stock, dated September 5, 2012

4.5	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6

5.1(2)	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP regarding legality

10.1(1)*	2001 Stock Plan

10.2(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan

10.3(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan (Outside Directors)

10.4(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan (Executive Grants)

10.5(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Stock Plan (Senior Management)

10.6(3)*	Form of Notice of Exercise under the 2001 Stock Plan (Early Exercise)

10.7(5)*	2012 Equity Incentive Plan, effective upon effectiveness of this Registration Statement

10.8(3)*	Form of Notice of Grant and Stock Option Agreement under the 2012 Equity Incentive Plan

10.9(1)*	2012 Employee Stock Purchase Plan

10.10(3)	Form of Director and Officer Indemnification Agreement

10.11(6)†	Development, Commercialization, Collaboration and License Agreement, dated January 8, 2010, by and between the Registrant and Sanofi Pasteur S.A.

10.12(5)†	Development and License Agreement, dated May 11, 2004, by and between the Registrant and the Ludwig Institute for Cancer Research

Exhibit	Description

10.13(5)†	License Agreement, dated April 7, 2006, by and between the Registrant and the Ludwig Institute for Cancer Research

10.14(5)†	Exclusive License Agreement, dated April 6, 2004, by and between the Registrant and The Regents of the University of California

10.15(6)†	Non-Exclusive License Agreement, dated October 15, 2010, by and between the Registrant, BioWa, Inc. and Lonza Sales AG

10.16(5)†	License Agreement, dated March 16, 2007, by and between the Registrant and Novartis International Pharmaceutical Ltd.

10.17(4)*	Employment Offer Letter, dated August 15, 2006, by and between the Registrant and David Pritchard

10.18(4)*	Employment Offer Letter, dated February 1, 2011, by and between the Registrant and Jonathan Leff

10.19(4)*	Employment Offer Letter, dated January 8, 2004, by and between the Registrant and Geoffrey Yarranton

10.20(4)*	Letter Agreement, dated December 18, 2008, by and between the Registrant and David Pritchard

10.21(4)*	Letter Agreement, dated April 6, 2011, by and between the Registrant and Jonathan Leff

10.22(4)*	Letter Agreement, dated April 6, 2006, by and between the Registrant and Geoffrey Yarranton

10.23(4)*	Letter Agreement, dated April 20, 2007, by and between the Registrant and Geoffrey Yarranton

10.24(4)*	Letter Agreement, dated December 18, 2008, by and between the Registrant and Geoffrey Yarranton

10.25(4)	Lease, dated January 19, 2011, by and between Britannia Pointe Grand Limited Partnership and the Registrant

10.26(4)	Sublease Agreement, dated January 19, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.27(4)	First Amendment to Sublease, dated August 1, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.28(4)	Second Amendment to Sublease, dated December 13, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.29(4)	Sublease Agreement, dated March 1, 2012, by and between the Registrant and Compugen, Inc.

10.30(5)*	Employment Offer Letter, dated April 23, 2012, by and between the Registrant and Jeffrey H. Cooper

10.31(5)*	Letter Agreement, dated July 5, 2012, by and between the Registrant and Jeffrey H. Cooper

10.32(5)*	Employment Offer Letter, dated April 18, 2012, by and between the Registrant and Néstor A. Molfino

10.33(5)*	Letter Agreement, dated May 29, 2012, by and between the Registrant and Néstor Molfino

10.34(7)	Loan and Security Agreement, by and between the Registrant and MidCap Financial SBIC, LP, dated as of September 5, 2012

10.35(1)†	Supply Agreement, dated October 1, 2010, by and between the Registrant and Sanofi Pasteur S.A., as amended by Amendment No. 1 to the Agreement, dated May 24, 2012

Exhibit	Description

10.36(8)	Termination Agreement and Waiver, dated October 5, 2012, by and among the Registrant and the other parties thereto

23.1	Consent of independent registered public accounting firm

23.2(2)	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1)

24.1(1)	Power of Attorney

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

†	Confidential treatment has been granted with respect to certain portions (indicated by asterisks) of this exhibit. Omitted portions have been filed separately with the SEC
*	Indicates management contract or compensatory plan
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections
(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-184299) filed on October 5, 2012
(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-184299) filed on January 15, 2013
(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on June 12, 2012
(4)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on July 19, 2012
(5)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on August 7, 2012
(6)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on September 12, 2012
(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on September 7, 2012
(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on October 12, 2012
(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 15, 2013

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on this 30th day of January, 2013.

KALOBIOS PHARMACEUTICALS, INC.

By:	/s/ David W. Pritchard
David W. Pritchard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/s/ David W. Pritchard David W. Pritchard	President, Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2013

/s/ Jeffrey H. Cooper Jeffrey H. Cooper	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2013

* James I. Healy, M.D., Ph.D.	Director, Chairman of the Board	January 30, 2013

* Denise Gilbert, Ph.D.	Director	January 30, 2013

* Dennis Henner, Ph.D.	Director	January 30, 2013

* Ted W. Love, M.D.	Director	January 30, 2013

* Gary Lyons	Director	January 30, 2013

* Brigitte Smith	Director	January 30, 2013

* Raymond M. Withy, Ph.D.	Director	January 30, 2013

*By:	/s/ David W. Pritchard
David W. Pritchard
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

1.1(2)	Form of Underwriting Agreement

3.1(3)	Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

3.2(2)	Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering

3.3(3)	Bylaws of the Registrant, as presently in effect

3.4(2)	Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering

3.5(9)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

3.6(2)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as presently in effect

4.1(2)	Specimen of Stock Certificate evidencing shares of Common Stock

4.2(6)	Amended and Restated Investors’ Rights Agreement, dated May 2, 2012, by and among the Registrant and the other parties thereto

4.3(1)	Warrant to Purchase Shares of Series B-2 Preferred Stock, dated October 31, 2005

4.4(7)	Warrant to Purchase Stock, dated September 5, 2012

4.5	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6

5.1(2)	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP regarding legality

10.1(1)*	2001 Stock Plan

10.2(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Plan

10.3(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Plan (Outside Directors)

10.4(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Plan (Executive Grants)

10.5(3)*	Form of Notice of Grant and Stock Option Agreement under the 2001 Plan (Senior Management)

10.6(3)*	Form of Notice of Exercise under the 2001 Stock Plan (Early Exercise)

10.7(5)*	2012 Equity Incentive Plan, effective upon effectiveness of this Registration Statement

10.8(3)*	Form of Notice of Grant and Stock Option Agreement under the 2012 Equity Incentive Plan

10.9(1)*	2012 Employee Stock Purchase Plan

10.10(3)	Form of Director and Officer Indemnification Agreement

10.11(6)†	Development, Commercialization, Collaboration and License Agreement, dated January 8, 2010, by and between the Registrant and Sanofi Pasteur S.A.

10.12(5)†	Development and License Agreement, dated May 11, 2004, by and between the Registrant and the Ludwig Institute for Cancer Research

10.13(5)†	License Agreement, dated April 7, 2006, by and between the Registrant and the Ludwig Institute for Cancer Research

10.14(5)†	Exclusive License Agreement, dated April 6, 2004, by and between the Registrant and The Regents of the University of California

10.15(6)†	Non-Exclusive License Agreement, dated October 15, 2010, by and between the Registrant, BioWa, Inc. and Lonza Sales AG

10.16(5)†	License Agreement, dated March 16, 2007, by and between the Registrant and Novartis International Pharmaceutical Ltd.

10.17(4)*	Employment Offer Letter, dated August 15, 2006, by and between the Registrant and David Pritchard

10.18(4)*	Employment Offer Letter, dated February 1, 2011, by and between the Registrant and Jonathan Leff

10.19(4)*	Employment Offer Letter, dated January 8, 2004, by and between the Registrant and Geoffrey Yarranton

10.20(4)*	Letter Agreement, dated December 18, 2008, by and between the Registrant and David Pritchard

10.21(4)*	Letter Agreement, dated April 6, 2011, by and between the Registrant and Jonathan Leff

10.22(4)*	Letter Agreement, dated April 6, 2006, by and between the Registrant and Geoffrey Yarranton

10.23(4)*	Letter Agreement, dated April 20, 2007, by and between the Registrant and Geoffrey Yarranton

10.24(4)*	Letter Agreement, dated December 18, 2008, by and between the Registrant and Geoffrey Yarranton

10.25(4)	Lease, dated January 19, 2011, by and between Britannia Pointe Grand Limited Partnership and the Registrant

10.26(4)	Sublease Agreement, dated January 19, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.27(4)	First Amendment to Sublease, dated August 1, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.28(4)	Second Amendment to Sublease, dated December 13, 2011, by and between the Registrant and Alios Biopharma, Inc.

10.29(4)	Sublease Agreement, dated March 1, 2012, by and between the Registrant and Compugen, Inc.

10.30(5)*	Employment Offer Letter, dated April 23, 2012, by and between the Registrant and Jeffrey H. Cooper

10.31(5)*	Letter Agreement, dated July 5, 2012, by and between the Registrant and Jeffrey H. Cooper

10.32(5)*	Employment Offer Letter, dated April 18, 2012, by and between the Registrant and Néstor A. Molfino

10.33(5)*	Letter Agreement, dated May 29, 2012, by and between the Registrant and Néstor Molfino

10.34(7)	Loan and Security Agreement, by and between the Registrant and MidCap Financial SBIC, LP, dated as of September 5, 2012

10.35(1)†	Supply Agreement, dated October 1, 2010, by and between the Registrant and Sanofi Pasteur S.A., as amended by Amendment No. 1 to the Agreement, dated May 24, 2012

10.36(8)	Termination Agreement and Waiver, dated October 5, 2012 by and among the Registrant and the other parties thereto

23.1	Consent of independent registered public accounting firm

23.2(2)	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1)

24.1(1)	Power of Attorney

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

†	Confidential treatment has been granted with respect to certain portions (indicated by asterisks) of this exhibit. Omitted portions have been filed separately with the SEC
*	Indicates management contract or compensatory plan
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections
(1)	Filed as an exhibit to Registrant’s Registration Statement on Form S-1 (File No. 333-184299) filed on October 5, 2012
(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-184299) filed on January 15, 2013
(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on June 12, 2012
(4)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on July 19, 2012
(5)	Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on August 7, 2012
(6)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form 10-12G (File No. 000-54735) filed on September 12, 2012
(7)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on September 7, 2012
(8)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on October 12, 2012
(9)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 15, 2013